[_____, 2016]

Subject to Completion
Preliminary Prospectus Dated ~~December 14, 2015~~March 11, 2016

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[Protective Life~~Insurance Company~~] Dynamic Allocation Series – Conservative Portfolio
[Protective Life~~Insurance Company~~] Dynamic Allocation Series – Moderate Portfolio
[Protective Life~~Insurance Company~~] Dynamic Allocation Series – Growth Portfolio

Clayton Street Trust

Prospectus

The Securities and Exchange Commission has not approved or disapproved of these securities or passed on the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

This Prospectus describes three portfolios (each, a "Portfolio" and collectively, the "Portfolios"), each a separate series of Clayton Street Trust (the "Trust"). Janus Capital Management LLC ("Janus Capital") serves as investment adviser to the Portfolios.

Each Portfolio currently offers one class of shares (the "Shares"). The Shares are offered by this Prospectus in connection with investment in and payments under variable annuity contracts issued exclusively by [Protective Life] Insurance Company and its affiliates ("[Protective Life~~Insurance Company~~]").

This Prospectus contains information that variable annuity contract holders and prospective purchasers should consider in conjunction with the accompanying [Protective Life~~Insurance Company~~] separate account prospectus before allocating purchase payments or premiums to the Portfolios. Each variable annuity contract involves fees and expenses that are not described in this Prospectus. Refer to the accompanying contract prospectus for information regarding contract fees and expenses and any restrictions on purchases or allocations.

TABLE OF CONTENTS

PORTFOLIO SUMMARY

[Protective Life~~Insurance Company~~] Dynamic Allocation Series – Conservative Portfolio

INVESTMENT OBJECTIVE

[Protective Life~~Insurance Company~~] Dynamic Allocation Series – Conservative Portfolio ("Conservative Portfolio") seeks total return through income and growth of capital, balanced by capital preservation.

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Portfolio. **Owners of variable annuity contracts that invest in Shares of the Portfolio should refer to the variable annuity contract prospectus for a description of fees and expenses, as the following table and examples do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract. Inclusion of these charges would increase the ~~total~~ fees and expenses described below.**

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%
Distribution/Service (12b-1) Fees	0.25%
Other Expenses[1]	1.05%
Acquired Fund[2] Fees and Expenses	0.16%
Total Annual Fund Operating Expenses[3]	1.86%
Fee Waiver[3]	0.96%
Total Annual Fund Operating Expenses After Fee Waiver[3]	0.90%

(1) Since the Portfolio is new, Other Expenses are based on the estimated expenses that the Portfolio expects to incur in its initial fiscal period.

(2) "Acquired Fund" refers to any underlying fund (including, but not limited to, exchange-traded funds) in which ~~thea~~ ~~p~~Portfolio invests or has invested during the period. Acquired fund fees and expenses are indirect expenses ~~a~~the ~~p~~Portfolio ~~may~~ incurs as a result of investing in shares of an underlying fund. Such amounts are estimated based on the annualized expenses that the Portfolio expects to incur in its initial fiscal year.

(3) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio's total annual fund operating expenses (excluding the distribution and shareholder servicing fees, administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, and extraordinary expenses) exceed [0.55] % until at least [May 1, 2017]. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed during the period beginning with the Portfolio's commencement of operations and expiring on the third anniversary of the commencement of operations, which could then be considered a deferral. Janus Capital may elect to recoup such amounts only if: (i) recoupment is obtained within three years from the date an amount is waived or reimbursed to the Portfolio, and (ii) the Portfolio's expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limit at the time of waiver or at the time of recoupment.~~[For a period beginning with the Portfolio's commencement of operations ([_____]) and expiring on the [third] anniversary of the commencement of operations, Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed, which could then be considered a deferral, if the Portfolio's expense ratio, including recovered expenses, falls below the expense limit.]~~

EXAMPLE:
The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses (including the operating expenses of the underlying funds) without waivers (and recoupment) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
	$ 189	$ 585

Portfolio Turnover: The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Portfolio's performance. Because the Portfolio was not in operation during the most recent fiscal year, no portfolio turnover information is available.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio seeks to achieve its investment objective by investing in a dynamic portfolio of exchange-traded funds ("ETFs") (also referred to in this Prospectus as "underlying ETFs" or "underlying funds") across seven~~eight~~ different equity ~~and fixed-income~~ asset classes, as well as fixed-income investments, and cash. ~~,~~ The equity asset classes are adjusted weekly based on market conditions pursuant to a proprietary, quantitative-based allocation program (the "Allocation Adjustment Program"). Over the long term, and when fully invested, the Portfolio seeks to maintain an asset allocation of approximately 50% global equity investments and 50% fixed-income investments. The Portfolio seeks to mitigate market risk by adjusting the allocation of equity assets between market exposure and cash, based on historical market indicators. The Portfolio's fixed-income allocation is expected to remain constant over time, subject to market movements.

The Allocation Adjustment Program

The Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and [Protective Life~~Insurance Company~~], allocates the Portfolio's assets among seven different equity asset classes, as well as fixed-income investments, and cash. The Portfolio's asset allocation is intended to diversify investments throughout the world among equity investments and fixed-income investments, and mitigate market risk by adjusting equity investments between market exposure and cash. The portfolio managers oversee the Allocation Adjustment Program and are responsible for the day-to-day management of the Portfolio. Within the parameters of each asset class' allocation relative to the Portfolio's total assets, and the target allocation ranges within each asset class, ~~T~~the portfolio managers ~~also regularly~~ review the allocation of Portfolio assets in the underlying ETFs and may, without shareholder notice, modify the underlying ETFs' weightings or add or substitute other underlying ETFs that provide similar investment exposure, to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations.

Equity and Cash Allocations. The equity and cash allocations are adjusted weekly, as needed, ~~on a weekly basis,~~ based on historical market indicators (the 252-day moving average for each equity class, as discussed further below), subject to the respective asset class' allocation. Accordingly, in any given week, each equity asset class component will represent the combined allocation to such equity investments plus cash, if any. Within each equity asset class, the amount invested by the Portfolio to gain or maintain market exposure versus the amount to be held in cash depends on the market indicator as established by the Allocation Adjustment Program.

Fixed-Income Allocation. The fixed-income allocation is expected to~~generally~~ remain~~s~~ constant over time, subject to market movement, and will be rebalanced to its target allocation on a quarterly basis.

Market Indicators. The Allocation Adjustment Program compares the current valuation of an equity asset class compared to its 252-day moving average. If the current valuation of a given equity asset class is more than 2% below its 252-day moving average, the Allocation Adjustment Program signals the portfolio managers to move to the next lower target allocation, down to a minimum of 0%. If the valuation of a given equity asset class is between 98% and 100% of its 252-day moving average, the Allocation Adjustment Program will signal no change. If the current valuation of a given equity asset class is above its 252-day moving average by any amount, the Allocation Adjustment Program signals the portfolio managers to move to the next higher target allocation, up to the maximum target allocation for that equity class.

Trading Increments. The Allocation Adjustment Program allows for five different target allocations within each equity asset class: 0%, 25%, 50%, 75%, and 100%. The target reflects the desired allocation to equity, with the remainder held in cash. The target allocation for each of the equity asset classes at the outset is 100%.

As an example of how the Allocation Adjustment Program works, assume the target allocation is 100% for the U.S. Large Cap Equity asset class, and 20% of the Portfolio's assets are invested in underlying ETFs that comprise the U.S. Large Cap Equity asset class. If the following week, the U.S. Large Cap Equity asset class is valued 5% below its 252-day moving average, the Allocation Adjustment Program will signal the portfolio managers to move to the next lower target allocation (75%) for this asset class. If, as a result of market movement, the asset class now represents 18% of the Portfolio's assets, the Portfolio's assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be reduced to a target of 13.5% of the Portfolio's assets, with the remaining target of 4.5% held in cash. If in the third week, the performance of the U.S. Large Cap Equity class is flat, but its valuation remains more than 2% below its 252-trading average, the Allocation Adjustment Program will signal to the portfolio managers to move to the next lower target allocation (50%). If, as a result of market movement, the asset class now represents 16% of the Portfolio's assets, the Portfolio's assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be further reduced to a target of 8% of the Portfolio's assets, with the remaining target of 8% held in cash.

The table below shows, for each asset class and cash, the class' maximum target allocation within the Portfolio, the allocation approximate range of potential market exposure within the asset class, and the approximate trading increment upon a trade signal. Each figure is shown as a percentage of the Portfolio's total assets.

Conservative Portfolio			
Asset Class	Maximum Asset Class Target Allocation Within the Portfolio[1]	Approximate Range of Market Exposure Within the Asset Class Allocation Range	Approximate Trading Increment[2]
U.S. Large Cap Equity	20.00%	0% – 20.0%	5.00%
U.S. Small Cap Equity	7.50%	0% – 7.50%	1.88%
U.S. High Growth Equity	7.50%	0% – 7.50%	1.88%
U.K. Equity	5.00%	0% – 5.00%	1.25%
European Equity	5.00%	0% – 5.00%	1.25%
Japan Equity	2.50%	0% – 2.50%	0.63%
Asia Equity, ex-Japan	2.50%	0% – 2.50%	0.63%
Global Equity Total	50.00%	0% – 50.00%	N/A
Fixed Income	50.00%	50.00%	N/A
Cash	N/A	0% – 50.00%	N/A

(1) Represents the target allocation to the respective asset class as a percentage of the Portfolio's total assets plus, with respect to the equity classes, the remainder, if any, held in cash.
(2) Represents the approximate trading increment response to an Allocation Adjustment Program signal, as a percentage of the Portfolio's total assets, to be reallocated from one target allocation to the next.

At no time will an individual asset class exposure be less than zero (i.e., no short exposure), and at no time will an asset class exposure be greater than its maximum target allocation, except due to market movements between periodic rebalancing of the Portfolio.

The portfolio managers may change the Portfolio's allocations among the asset classes without shareholder notice, unless Janus Capital determines it would be a material change to the Portfolio's investment strategy, in which case shareholders would receive advance notice.

The Underlying Funds
The Portfolio will obtain the desired market exposure by investing primarily in unaffiliated ETFs that seek to track the performance of one or more broad-based indices, using a passive investment strategy. Because it invests primarily in ETFs, the Portfolio is considered a "fund of funds." The Portfolio will normally allocate its investments to underlying funds to diversify investments throughout the world and provide varying exposure to large-, mid-, or small-capitalization companies, U.S. based and non-U.S. based companies (including those with exposure to emerging markets), bonds (including U.S. Treasury, government-related, international dollar-denominated, and

corporate), mortgage-backed pass-through securities, commercial mortgage-backed securities, and asset-backed securities.

The table below shows, for each asset class, the ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest. The portfolio managers may choose in their sole discretion, without shareholder notice, to add or substitute other ETFs that provide similar investment exposure in order to obtain the desired market exposure, to further diversify and/or mitigate risk for the Portfolio, or for other reasons, including the liquidity of one or more of the ETFs.

Asset Class	Potential Underlying Funds	
Global Equity Investments (Stocks)	Exchange Traded Funds	Ticker
U.S. Large Cap Equity	SPDR® S&P 500® ETF	SPY
	iShares® Core S&P 500 ETF*	IVV
	Vanguard S&P 500 ETF	VOO
U.S. Small Cap Equity	iShares® Russell 2000® ETF*	IWM
	iShares® Core S&P Small-Cap ETF*	IJR
U.S. High Growth Equity	PowerShares QQQ Trust℠, Series 1	QQQ
U.K. Equity	iShares® MSCI United Kingdom ETF*	EWU
European Equity	SPDR® Euro Stoxx 50® ETF	FEZ
	Vanguard FTSE Europe ETF	VGK
Japan Equity	iShares® MSCI Japan ETF*	EWJ
	Maxis® Nikkei 225 Index Fund	NKY
Asia Equity, ex-Japan	iShares® MSCI All Country Asia ex-Japan ETF*	AAXJ
Fixed-Income Securities (Bonds)	iShares® Core U.S. Aggregate Bond ETF*	AGG
	Vanguard Total Bond Market ETF	BND

* iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in iShares® Core S&P 500 ETF, iShares® Russell 2000® ETF, iShares® Core S&P Small-Cap ETF, iShares® MSCI United Kingdom ETF, iShares® MSCI Japan ETF, iShares® MSCI All Country Asia ex-Japan ETF, and iShares® Core U.S. Aggregate Bond ETF.

Refer to Appendix A in this Prospectus for a brief description of the investment strategies of each of the potential underlying ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest.

As a result of its investments in the underlying ETFs, the Portfolio will have exposure to foreign markets, including emerging markets (which include, but are not limited to, Asia, China, Europe, India, Japan, North America, and South Korea) and various economic sectors (which include, but are not limited to, consumer discretionary, consumer staples, energy, financials, healthcare, industrials, and information technology). Please refer to "Principal Investment Risks - Main Risks Associated with the Underlying Funds and Securities" and "Additional Information About the Portfolios - Risks of the Portfolios - Risks Associated with the Underlying Funds and Securities" in this Prospectus for more detail.

Cash Investments and Cash Equivalents
The Portfolio's allocation to cash may be as low as 0% or as high as 50% of its assets, depending on prevailing market conditions and the weekly results of the Allocation Adjustment Program. Securities that the Portfolio may invest in as a means of receiving a return on the portion of the Portfolio's assets allocated to cash include high-quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, bonds, and floating interest rate securities. Obligations of financial institutions include certificates of deposit and time deposits. The Portfolio may also invest in repurchase agreements, including those secured by U.S. Treasuries, or other instruments issued by U.S. Government agencies. Some government agencies backed by the full faith and credit of the United States are supported by the issuer's ability to borrow from the United States Treasury, some are supported only by the credit of the issuer, and some are supported by the United States in some other way. With respect to these cash and cash equivalent investments, the Portfolio will:

• invest in high-quality, short-term money market instruments that present minimal credit risks, as determined by Janus Capital;

- invest only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended); and
- maintain a dollar-weighted average portfolio maturity of 1-7 days.

The Portfolio may also invest in affiliated or unaffiliated money market funds that invest in the instruments described above.

The Portfolio may also invest its cash in a cash sweep program, an arrangement in which the Portfolio's uninvested cash balance is used to purchase shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles at the end of each day. To the extent the Portfolio invests through a sweep program, it is subject to the risks of the account or fund into which it is investing, including liquidity issues that may delay the Portfolio from accessing its cash.

When market indicators from the Allocation Adjustment Program dictate a more defensive position, the resulting allocations may result in the Portfolio holding a substantial portion of its assets in cash for a prolonged period. In that case, the Portfolio may not achieve its investment objective.

~~The portfolio managers may change the Portfolio's asset class allocations, the underlying ETFs, or weightings among asset classes or underlying ETFs without prior shareholder notice.~~

Due to the nature of the Allocation Adjustment Program, the Portfolio may have higher portfolio turnover compared to other fund of funds. Increased portfolio turnover may result in higher costs for brokerage commissions, dealer mark-ups, and other transaction costs. Higher costs associated with increased portfolio turnover also may have a negative effect on the Portfolio's performance.

[The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.]

PRINCIPAL INVESTMENT RISKS
The biggest risk is that the Portfolio's returns will vary, and you could lose money. The Portfolio is designed for long-term investors seeking income and growth of capital, balanced by capital preservation. Investments in a portfolio with common stock exposure tend to be more volatile than many other investment choices.

Main Risks Associated with the Portfolio
Allocation Risk. The Portfolio's ability to achieve its investment objective depends largely upon the Portfolio's allocation of assets among the underlying funds and cash, using the Allocation Adjustment Program (a quantitative-based process that allocates equity investments between market exposure and cash, based on historical market indicators). You could lose money on your investment in the Portfolio as a result of these allocations. The Portfolio will typically invest in between 8 and 14 different underlying ETFs and cash; however, to the extent that the Portfolio invests a significant portion of its assets in a single underlying ETF, it will be more sensitive to the risks associated with that fund and any investments in which that fund focuses. To the extent the Portfolio's assets are allocated to the cash asset class, the Portfolio will be subject to risks associated with its cash holdings, may generate returns that are lower than inflation and, in periods of rising market prices, the Portfolio may be unable to participate in such price increases as fully as it may have if its assets were allocated to underlying ETFs.

Investment Process Risk. No assurance can be given that the Portfolio's investment strategy will be successful under all or any market conditions. Janus Capital does not have prior experience using the Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and [Protective Life~~Insurance Company~~]. Although the Allocation Adjustment Program is designed to achieve the Portfolio's investment objective, there is no guarantee that it will achieve the desired results, and there is a risk that it may not be successful in identifying how the Portfolio's assets should be adjusted to reduce the risk of loss in down markets while participating in the upside growth of markets. Historical performance does not indicate future performance, and the assumption that markets will continue to rise where an asset class is valued higher (or continue to fall where an asset class is valued lower) than its 252-day moving average may prove to be incorrect under certain market conditions. In such cases, implementing a signal from the Allocation Adjustment Program may result in maintaining or increasing market exposure (or a reduction in exposure), might not provide the intended results, and may adversely impact the Portfolio's performance.

Fund of Funds Structure Risk. The Portfolio pursues its investment objective by investing its assets directly in the underlying ETFs or cash. The allocation of each Portfolio's assets to underlying funds may not be successful in achieving the Portfolio's investment objective. There is a risk that you may experience lower returns by investing in the Portfolio instead of investing directly in an underlying fund. The Portfolio's returns are directly related to the aggregate performance and expenses of the underlying funds in which it invests. The Portfolio, as a shareholder in the underlying fund, will indirectly bear its pro rata share of the expenses incurred by the underlying funds. The Portfolio's return will be net of these expenses, and these expenses may be higher or lower depending upon the allocation of the Portfolio's assets among the underlying funds and the actual expenses of the underlying funds. There is additional risk for the Portfolio with respect to aggregation of holdings of underlying funds. The aggregation of holdings of underlying funds may result in the Portfolio indirectly having concentrated assets in a particular industry, geographical sector, or single company. Such indirect concentrated holdings may have the effect of increasing the volatility of the Portfolio's returns. The Portfolio does not control the investments of the underlying funds, or any indirect concentration that occurs as a result of the underlying funds following their investment objectives.

Nondiversification Risk. The Portfolio is classified as nondiversified under the Investment Company Act of 1940, as amended. This gives the Portfolio more flexibility to hold larger positions in a smaller number of securities. As a result, an increase or decrease in the value of an ETF held by the Portfolio may have a greater impact on the Portfolio's net asset value and total return.

Cash Holdings Risk. To the extent the Portfolio's assets are allocated to the cash asset class, the Portfolio may be subject to the following risks:

- ~~*Interest Rate Risk.* Although the Portfolio seeks to invest only in high-quality, short-term money market instruments, there is a risk that the value of the securities it may hold will fall as a result of the changes in interest rates. Rising interest rates could cause the value of the Portfolio's investments to decline, and a decline in interest rates is likely to cause the Portfolio's income to decline. During periods of unusually low interest rates, the Portfolio's income may approach zero.~~
- *Credit Quality Risk.* The value of the securities which the Portfolio may hold may fall based on an issuer's actual or perceived creditworthiness, or an issuer's ability to meet its obligations. The credit quality of the Portfolio's holdings can change rapidly in certain market environments and any downgrade or default of a portfolio security could result in a decline in the Portfolio's income and potentially in the value of the Portfolio's investments.
- ~~*Liquidity Risk.* The liquidity of the securities which the Portfolio may hold may deteriorate rapidly due to credit events affecting one or more issuers or guarantors or due to general market conditions and a lack of willing buyers. In such cases, the Portfolio may have to accept a lower price or may be unable to sell a security. An inability to sell one or more securities may negatively affect the Portfolio's income or prevent the Portfolio from being able to take advantage of other investment opportunities.~~
- ~~*Income Risk.* The value of the Portfolio may vary as short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates. For capital preservation and liquidity, the Portfolio may have a greater concentration in short-term securities including, but not limited to, investing up to all of its assets in overnight securities, which may result in a reduction of the Portfolio's income.~~
- ~~*Collateral Risk.* With respect to collateral received in repurchase transactions or other investments, the Portfolio may have significant exposure to financial services, mortgage markets, and government agencies not secured by the full faith and credit of the United States. Such exposure, depending on market conditions, could have a negative impact on the Portfolio, including minimizing the value of any collateral.~~
- *Counterparty Risk.* Portfolio transactions involving a counterparty are subject to the risk that the counterparty or a third party will not fulfill its obligation to the Portfolio ("counterparty risk"). Counterparty risk may arise because of the counterparty's financial condition (i.e., financial difficulties, bankruptcy, or insolvency), market activities and developments, or other reasons, whether foreseen or not. A counterparty's inability to fulfill its obligation may result in significant financial loss to the Portfolio. The Portfolio may be unable to recover its investment from the counterparty or may obtain a limited recovery, and/or recovery may be delayed. The Portfolio may be exposed to counterparty risk through its investments in certain securities, including, but not

limited to, repurchase agreements and debt securities. The Portfolio intends to enter into financial transactions with counterparties that Janus Capital believes to be creditworthy at the time of the transaction. There is always the risk that Janus Capital's analysis of a counterparty's creditworthiness is incorrect or may change due to market conditions. To the extent that the Portfolio focuses its transactions with a limited number of counterparties, it will have greater exposure to the risks associated with one or more counterparties.

Additionally, to the extent the Portfolio purchases shares of affiliated or non-affiliated money market funds, or cash management pooled investment vehicles, it would bear its pro rata portion of such fund's expenses, in addition to the expenses the Portfolio bears directly in connection with its own operation.

Concentration Risk. To the extent the Portfolio holds a substantial portion of its assets in cash instruments, the Portfolio may hold investments issued by firms concentrated in the financial services industry. In that case, the Portfolio may be susceptible to an increased risk of loss, including losses due to adverse events that affect issuers in the financial industry more than the market as a whole.

[*Securities Lending Risk.* The Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral provided to the Portfolio to collateralize the loan. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio.]

Main Risks Associated with the Underlying Funds and Securities
The biggest risk is that the underlying funds' returns will vary, and you could lose money. There can be no assurance that an underlying fund will achieve its investment objective. Additional information is available in the underlying funds' prospectuses and statements of additional information available on the SEC's website at http://www.sec.gov.

Exchange-Traded Funds Risk. ETFs are typically open-end investment companies, which may be actively managed or passively managed, that generally seek to track the performance of a specific index. ETFs are traded on a national securities exchange at market prices that may vary from the net asset value of their underlying investments. Accordingly, there may be times when an ETF trades at a premium or discount and the Portfolio may pay more or less than NAV when it buys ETF shares, and the Portfolio may receive more or less than NAV when it sells those shares. ETFs also involve the risk that an active trading market for an ETF's shares may not develop or be maintained. Similarly, because the value of ETF shares depends on the demand in the market, the Portfolio may not be able to purchase or sell an ETF at the most optimal time, which could adversely affect the Portfolio's performance. In addition, ETFs that track particular indices may be unable to match the performance of such underlying indices due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. Trading of an underlying ETF's shares may be halted by the activation of individual or market-wide "circuit breakers" (which halt trading for a specific period of time when the price of a particular security or overall market prices decline by a specified percentage). Trading of an ETF's shares may also be halted if (1) the shares are delisted from an exchange without first being listed on another exchange or (2) exchange officials determine that such action is appropriate in the interest of a fair and orderly market or for the protection of investors.

Market Risk. The market price of investments owned by the Portfolio or an underlying fund may go up or down. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money. Market risk may affect a single issuer, industry, economic sector, or the market as a whole, and its impact on specific equity securities held by the underlying funds will vary.

Equity Securities Risk. Up to 50% of the Portfolio's assets may be allocated to equity investments through investments in underlying funds. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. The value of an underlying fund's portfolio may decrease if the value of an individual company or security, or multiple companies or securities, in the portfolio decreases. Further, regardless of how well individual companies or securities perform, the value of an underlying fund's portfolio could also

10

decrease if there are deteriorating economic or market conditions or perceptions regarding the industries in which the issuers of securities the underlying fund holds participate.

Passive Investment Risk. The underlying ETFs are not actively managed and therefore an ETF might not sell shares of a security due to current or projected underperformance of a security, industry, or sector, unless that security is removed from the index or the selling of shares is otherwise required upon a rebalancing of the index the ETF seeks to track. Maintaining investments in securities without attempting to take defensive positions, regardless of market conditions or the performance of individual securities, could cause an underlying ETF's return to be lower than if it had employed an active strategy.

Fixed-Income Securities Risk. Up to 50% of the Portfolio's assets may be allocated to fixed-income securities through investments in underlying ETFs. Typically, the values of fixed-income securities change inversely with prevailing interest rates. Therefore, a fundamental risk of fixed-income securities is interest rate risk, which is the risk that the value of such securities will generally decline as prevailing interest rates rise, which may cause an underlying fund's net asset value to likewise decrease. How specific fixed-income securities may react to changes in interest rates will depend on the specific characteristics of each security. Fixed-income securities are also subject to credit risk, income risk, call risk, prepayment risk, extension risk, valuation risk, and liquidity risk.

- *Credit risk* is the risk that the credit strength of an issuer of a fixed-income security will weaken and/or that the issuer will be unable to make timely principal and interest payments and that the security may go into default.
- *Income risk* is the risk that an underlying fund's income may decline when interest rates fall, or when there is a change in an underlying fund's investments because (i) the bonds in the underlying fund's portfolio mature and it subsequently invests in lower-yielding bonds, (ii) the bonds in the ETF's underlying index are substituted, or (iii) the underlying fund otherwise needs to purchase additional bonds.
- *Call risk* is the risk that during periods of falling interest rates, an issuer of a callable bond held by an underlying fund may "call" or repay the security before its stated maturity, and the underlying fund may have to reinvest the proceeds at lower interest rates, resulting in a decline in the underlying fund's income.
- *Prepayment risk* is the risk that during periods of falling interest rates, certain fixed-income securities with higher interest rates, such as mortgage- and asset-backed securities, may be prepaid by their issuers thereby reducing the amount of interest payments.
- *Extension risk* is the risk that during periods of rising interest rates, certain debt obligations may be paid off more slowly than expected and the value of those securities may fall sharply, resulting in a decline in an underlying fund's income and potentially in the value of an underlying fund's investments.
- *Valuation risk* is the risk that one or more of the fixed-income securities in which an underlying fund invests are priced differently than the value realized upon such security's sale. In times of market instability, valuation may be more difficult.
- *Liquidity risk* is the risk that fixed-income securities may be difficult or impossible to sell at the time that an underlying fund seeks to sell. Liquidity risk may be increased to the extent that an underlying fund invests in Rule 144A and restricted securities.

Foreign Exposure Risk. Certain underlying funds may have significant exposure to foreign markets, including emerging markets, as a result of their investments in foreign securities, which can be more volatile than the U.S. markets. As a result, an underlying fund's returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. A market swing or a natural disaster in one or more countries or regions where an underlying fund has invested a significant amount of its assets may have a greater effect on an underlying fund's performance than it would in a more geographically diversified portfolio. An underlying fund's investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries.

Risks of Investing in Europe. Certain underlying funds may have significant exposure to European markets. Developed and emerging market countries in Europe will be significantly affected by the fiscal and monetary controls of the European Monetary Union. Changes in regulations on trade, decreasing imports or exports, changes in the exchange rate of the euro, and recessions among European countries may have a significant adverse effect on the economies of other European countries including those of Eastern Europe. The markets in Eastern Europe remain relatively undeveloped and can be particularly sensitive to political and economic developments.

Concentration Risk. Certain underlying funds may be susceptible to an increased risk of loss, including losses due to adverse events that affect the underlying fund's investments more than the market as a whole, to the extent that the underlying fund's investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.

Large-Capitalization Companies Risk. Certain underlying funds' investments in securities issued by large-capitalization companies will be subject to the risk that returns on stocks of large companies could trail the returns on investments in stocks of small- and mid-sized companies. Large-cap stocks tend to go through cycles of doing better – or worse – than other segments of the stock market or the stock market in general. These periods have, in the past, lasted for as long as several years.

Small- and Mid-Sized Companies Risk. Certain underlying funds' investments in securities issued by small- and mid-sized companies, which can include smaller, start-up companies offering emerging products or services, may involve greater risks than are customarily associated with larger, more established companies. Securities issued by small- and mid-sized companies tend to be more volatile and somewhat more speculative than securities issued by larger or more established companies and may underperform as compared to the securities of larger companies.

Mortgage- and Asset-Backed Securities Risk. Mortgage- and asset-backed securities represent interests in "pools" of commercial or residential mortgages or other assets, including consumer loans or receivables. Mortgage- and asset-backed securities tend to be more sensitive to changes in interest rates than other types of debt securities. Investments in mortgage- and asset-backed securities are subject to both extension risk, where borrowers pay off their debt obligations more slowly in times of rising interest rates, and prepayment risk, where borrowers pay off their debt obligations sooner than expected in times of declining interest rates. These risks may reduce an underlying fund's and, indirectly, the Portfolio's returns. In addition, investments in mortgage- and asset-backed securities, including those comprised of subprime mortgages, may be subject to a higher degree of credit risk, valuation risk, and liquidity risk than various other types of fixed-income securities.

Illiquid Securities Risk. To the extent the Portfolio or underlying fund invests in illiquid securities or securities that become less liquid, such investments may have a negative effect on the returns of the Portfolio or underlying fund because the Portfolio or underlying fund may be unable to sell the illiquid securities at an advantageous time or price.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION
The Portfolio does not have a full calendar year of operations. Performance information for certain periods will be included in the Portfolio's first annual and/or semiannual report and is available at [_____.com] or by calling [_____].

MANAGEMENT
Investment Adviser: Janus Capital Management LLC

Portfolio Managers: **Scott Weiner**, DPhil, is [Executive Vice President and] Co-Portfolio Manager of the Portfolio, which he has co-managed since [_____, 2016]. **Benjamin Wang**, CFA, is [Executive Vice President and] Co-Portfolio Manager of the Portfolio, which he has co-managed since [_____, 2016].

PURCHASE AND SALE OF PORTFOLIO SHARES
Purchases of Shares of the Portfolio may be made only by the separate accounts of [Protective Life Insurance Company] for the purpose of funding variable annuity contracts. Redemptions, like purchases, may be effected only through the separate accounts of [Protective Life Insurance Company]. Requests are duly processed at the NAV next calculated after your order is received in good order by the Portfolio or its agents. Refer to the [Protective Life's Insurance Company's] separate account prospectus for details.

TAX INFORMATION

Because Shares of the Portfolio may be purchased only through variable annuity contracts, it is anticipated that any income dividends or net capital gains distributions made by the Portfolio will be exempt from current federal income taxation if left to accumulate within the variable annuity contract. Generally, withdrawals from such contracts may be subject to federal income tax at ordinary income rates. The federal income tax status of your investment depends on the features of your variable annuity contract. Further information may be found in [Protective Life~~Insurance Company~~]'s separate account prospectus.

PAYMENTS TO INSURERS, BROKER-DEALERS, AND OTHER FINANCIAL INTERMEDIARIES

Shares of the Portfolio are only available through [Protective Life's~~Insurance Company's~~] variable annuity contracts. The Portfolio or its distributor (and/or their related companies) may make payments to [Protective Life~~Insurance Company~~] and/or its related companies for distribution and/or other services; some of the payments may go to broker-dealers and other financial intermediaries. These payments may create a conflict of interest for an intermediary, or be a factor in the [Protective Life's~~Insurance Company's~~] decision to include the Portfolio as an underlying investment option in a variable annuity contract. Ask your financial advisor, visit [Protective Life's~~Insurance Company's~~] website, or consult your variable annuity contract prospectus for more information.

PORTFOLIO SUMMARY

[Protective Life~~Insurance Company~~] Dynamic Allocation Series – Moderate Portfolio

INVESTMENT OBJECTIVE

[Protective Life~~Insurance Company~~] Dynamic Allocation Series – Moderate Portfolio ("Moderate Portfolio") seeks total return through growth of capital and income, balanced by capital preservation.

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Portfolio. **Owners of variable annuity contracts that invest in Shares of the Portfolio should refer to the variable annuity contract prospectus for a description of fees and expenses, as the following table and examples do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract. Inclusion of these charges would increase the ~~total~~ fees and expenses described below.**

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%
Distribution/Service (12b-1) Fees	0.25%
Other Expenses[(1)]	1.05%
Acquired Fund[(2)] Fees and Expenses	0.18%
Total Annual Fund Operating Expenses[(3)]	1.88%
Fee Waiver[(3)]	0.98%
Total Annual Fund Operating Expenses After Fee Waiver[(3)]	0.90%

(1) Since the Portfolio is new, Other Expenses are based on the estimated expenses that the Portfolio expects to incur in its initial fiscal period.

(2) "Acquired Fund" refers to any underlying fund (including, but not limited to, exchange-traded funds) in which ~~a~~the ~~p~~Portfolio invests or has invested during the period. Acquired fund fees and expenses are indirect expenses ~~a~~the ~~p~~Portfolio ~~may~~ incurs as a result of investing in shares of an underlying fund. Such amounts are estimated based on the annualized expenses that the Portfolio expects to incur in its initial fiscal year.

(3) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio's total annual fund operating expenses (excluding the distribution and shareholder servicing fees, administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, and extraordinary expenses) exceed [0.55] % until at least [May 1, 2017]. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed during the period beginning with the Portfolio's commencement of operations and expiring on the third anniversary of the commencement of operations, which could then be considered a deferral. Janus Capital may elect to recoup such amounts only if: (i) recoupment is obtained within three years from the date an amount is waived or reimbursed to the Portfolio, and (ii) the Portfolio's expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limit at the time of waiver or at the time of recoupment.~~[For a period beginning with the Portfolio's commencement of operations ([_____]) and expiring on the [third] anniversary of the commencement of operations, Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed, which could then be considered a deferral, if the Portfolio's expense ratio, including recovered expenses, falls below the expense limit.]~~

EXAMPLE:

The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses (including the operating expenses of the underlying funds) without waivers (and recoupment) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
	$ 191	$ 591

Portfolio Turnover: The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Portfolio's performance. Because the Portfolio was not in operation during the most recent fiscal year, no portfolio turnover information is available.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio seeks to achieve its investment objective by investing in a dynamic portfolio of exchange-traded funds ("ETFs") (also referred to in this Prospectus as "underlying ETFs" or "underlying funds") across seven~~eight~~ different equity ~~and fixed-income~~ asset classes, as well as fixed-income investments, and cash~~.~~, The equity asset classes are adjusted weekly based on market conditions pursuant to a proprietary, quantitative-based allocation program (the "Allocation Adjustment Program"). Over the long term, and when fully invested, the Portfolio seeks to maintain an asset allocation of approximately 65% global equity investments and 35% fixed-income investments. The Portfolio seeks to mitigate market risk by adjusting the allocation of equity assets between market exposure and cash, based on historical market indicators. The Portfolio's fixed-income allocation is expected to remain constant over time, subject to market movements.

The Allocation Adjustment Program

The Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and [Protective Life~~Insurance Company~~], allocates the Portfolio's assets among seven different equity asset classes, as well as fixed-income investments, and cash. The Portfolio's asset allocation is intended to diversify investments throughout the world among equity investments and fixed-income investments, and mitigate market risk by adjusting equity investments between market exposure and cash. The Portfolio's fixed-income allocation generally remains constant over time. The portfolio managers oversee the Allocation Adjustment Program and are responsible for the day-to-day management of the Portfolio. Within the parameters of each asset class' allocation relative to the Portfolio's total assets, and the target allocation ranges within each asset class, T~~t~~he portfolio managers ~~also regularly~~ review the allocation of Portfolio assets in the underlying ETFs and may, without shareholder notice, modify the underlying ETFs' weightings or add or substitute other underlying ETFs that provide similar investment exposure, to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations.

Equity and Cash Allocations. The equity and cash allocations are adjusted weekly, as needed, ~~on a weekly basis,~~ based on historical market indicators (the 252-day moving average for each equity class, as discussed further below), subject to the respective asset class' allocation. Accordingly, in any given week, each equity asset class component will represent the combined allocation to such equity investments plus cash, if any. ~~The fixed-income allocation generally remains constant, subject to market movement.~~ Within each equity asset class, the amount invested by the Portfolio to gain or maintain market exposure versus the amount to be held in cash depends on the market indicator as established by the Allocation Adjustment Program.

Fixed-Income Allocation. The fixed-income allocation is expected to remain constant over time, subject to market movement, and will be rebalanced to its target allocation on a quarterly basis.

Market Indicators. The Allocation Adjustment Program compares the current valuation of an equity asset class compared to its 252-day moving average. If the current valuation of a given equity asset class is more than 2% below its 252-day moving average, the Allocation Adjustment Program signals the portfolio managers to move to the next lower target allocation, down to a minimum of 0%. If the valuation of a given equity asset class is between 98% and 100% of its 252-day moving average, the Allocation Adjustment Program will signal no change. If the current valuation of a given equity asset class is above its 252-day moving average by any amount, the Allocation Adjustment Program signals the portfolio managers to move to the next higher target allocation, up to the maximum target allocation for that equity class.

Trading Increments. The Allocation Adjustment Program allows for five different target allocations within each equity asset class: 0%, 25%, 50%, 75%, and 100%. The target reflects the desired allocation to equity, with the remainder held in cash. The target allocation for each of the equity asset classes at the outset is 100%.

As an example of how the Allocation Adjustment Program works, assume the target allocation is 100% for the U.S. Large Cap Equity asset class, and 26% of the Portfolio's assets are invested in underlying ETFs that comprise the

U.S. Large Cap Equity asset class. If the following week, the U.S. Large Cap Equity asset class is valued 5% below its 252-day moving average, the Allocation Adjustment Program will signal the portfolio managers to move to the next lower target allocation (75%) for this asset class. If, as a result of market movement, the asset class now represents 24% of the Portfolio's assets, the Portfolio's assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be reduced to a target of 18% of the Portfolio's assets, with the remaining target of 6% held in cash. If in the third week, the performance of the U.S. Large Cap Equity class is flat, but its valuation remains more than 2% below its 252-trading average, the Allocation Adjustment Program will signal to the portfolio managers to move to the next lower target allocation (50%). If, as a result of market movement, the asset class now represents 22% of the Portfolio's assets, the Portfolio's assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be further reduced to a target of 11% of the Portfolio's assets, with the remaining target of 11% held in cash.

The table below shows, for each asset class ~~and cash~~, the class' ~~maximum~~ target allocation within the Portfolio, the ~~allocation~~ approximate range of potential market exposure within the asset class, and the approximate trading increment upon a trade signal. Each figure is shown as a percentage of the Portfolio's total assets.

Moderate Portfolio			
Asset Class	**~~Maximum~~ Asset Class Target Allocation Within the Portfolio(1)**	**Approximate Range of Market Exposure Within the Asset Class~~Allocation Range~~**	**Approximate Trading Increment(2)**
U.S. Large Cap Equity	26.00%	0% – 26.00%	6.50%
U.S. Small Cap Equity	9.75%	0% – 9.75%	2.44~~0~~%
U.S. High Growth Equity	9.75%	0% – 9.75%	2.44~~0~~%
U.K. Equity	6.50%	0% – 6.50%	1.63~~0~~%
European Equity	6.50%	0% – 6.50%	1.63~~0~~%
Japan Equity	3.25%	0% – 3.25%	0.81~~0~~%
Asia Equity, ex-Japan	3.25%	0% – 3.25%	0.81~~0~~%
Global Equity Total	65.00%	0% – 65.00%	N/A
Fixed Income	35.00%	35.00%	N/A
Cash	N/A	0% – 65.00%	N/A

(1) Represents the target allocation to the respective asset class as a percentage of the Portfolio's total assets plus, with respect to the equity classes, the remainder, if any, held in cash.
(2) Represents the approximate trading increment response to an Allocation Adjustment Program signal, as a percentage of the Portfolio's total assets, to be reallocated from one target allocation to the next.

At no time will an individual asset class exposure be less than zero (i.e., no short exposure), and at no time will an asset class exposure be greater than its maximum target allocation, except due to market movements between periodic rebalancing of the Portfolio.

The portfolio managers may change the Portfolio's allocations among the asset classes without shareholder notice, unless Janus Capital determines it would be a material change to the Portfolio's investment strategy, in which case shareholders would receive advance notice.

The Underlying Funds
The Portfolio will obtain the desired market exposure by investing primarily in unaffiliated ETFs that seek to track the performance of one or more broad-based indices, using a passive investment strategy. Because it invests primarily in ETFs, the Portfolio is considered a "fund of funds." The Portfolio will normally allocate its investments to underlying funds to diversify investments throughout the world and provide varying exposure to large-, mid-, or small-capitalization companies, U.S. based and non-U.S. based companies (including those with exposure to emerging markets), bonds (including U.S. Treasury, government-related, international dollar-denominated, and corporate), mortgage-backed pass-through securities, commercial mortgage-backed securities, and asset-backed securities.

The table below shows, for each asset class, the ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest. The portfolio managers may choose in their sole discretion, without shareholder notice, to add or substitute other ETFs that provide similar investment exposure in order to obtain the desired market exposure, to further diversify and/or mitigate risk for the Portfolio, or for other reasons, including the liquidity of one or more of the ETFs.

Asset Class	Potential Underlying Funds	
Global Equity Investments (Stocks)	**Exchange Traded Funds**	**Ticker**
U.S. Large Cap Equity	SPDR® S&P 500® ETF	SPY
	iShares® Core S&P 500 ETF	IVV
	Vanguard S&P 500 ETF	VOO
U.S. Small Cap Equity	iShares® Russell 2000® ETF	IWM
	iShares® Core S&P Small-Cap ETF	IJR
U.S. High Growth Equity	PowerShares QQQ Trust^{SM}, Series 1	QQQ
U.K. Equity	iShares® MSCI United Kingdom ETF	EWU
European Equity	SPDR® Euro Stoxx 50® ETF	FEZ
	Vanguard FTSE Europe ETF	VGK
Japan Equity	iShares® MSCI Japan ETF	EWJ
	~~Maxis® Nikkei 225 Index Fund~~	~~NKY~~
Asia Equity, ex-Japan	iShares® MSCI All Country Asia ex-Japan ETF	AAXJ
Fixed-Income Securities (Bonds)	iShares® Core U.S. Aggregate Bond ETF	AGG
	Vanguard Total Bond Market ETF	BND

Refer to Appendix A in this Prospectus for a brief description of the investment strategies of each of the potential underlying ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest.

As a result of its investments in the underlying ETFs, the Portfolio will have exposure to foreign markets, including emerging markets (which include, but are not limited to, Asia, China, Europe, India, Japan, North America, and South Korea) and various economic sectors (which include, but are not limited to, consumer discretionary, consumer staples, energy, financials, healthcare, industrials, and information technology). Please refer to "Principal Investment Risks - Main Risks Associated with the Underlying Funds and Securities" and "Additional Information About the Portfolios - Risks of the Portfolios - Risks Associated with the Underlying Funds and Securities" in this Prospectus for more detail.

Cash Investments~~and Cash Equivalents~~
The Portfolio's allocation to cash and cash investments may be as low as 0% or as high as 65% of its assets, depending on prevailing market conditions and the weekly results of the Allocation Adjustment Program. Securities that the Portfolio may invest in as a means of receiving a return on the portion of the Portfolio's assets allocated to cash include high-quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, bonds, and floating interest rate securities. Obligations of financial institutions include certificates of deposit and time deposits. The Portfolio may also invest in repurchase agreements, including those secured by U.S. Treasuries, or other instruments issued by U.S. Government agencies. Some government agencies backed by the full faith and credit of the United States are supported by the issuer's ability to borrow from the United States Treasury, some are supported only by the credit of the issuer, and some are supported by the United States in some other way. With respect to these cash ~~and cash equivalent~~ investments, the Portfolio will:

• invest in high-quality, short-term money market instruments that present minimal credit risks, as determined by Janus Capital;
• invest only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended); and
• maintain a dollar-weighted average portfolio maturity of 1-7 days.

The Portfolio may also invest in affiliated or unaffiliated money market funds that invest in the instruments described above.

The Portfolio may also invest its cash in a cash sweep program, an arrangement in which the Portfolio's uninvested cash balance is used to purchase shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles at the end of each day. To the extent the Portfolio invests through a sweep program, it is subject to the risks of the account or fund into which it is investing, including liquidity issues that may delay the Portfolio from accessing its cash.

When market indicators from the Allocation Adjustment Program dictate a more defensive position, the resulting allocations may result in the Portfolio holding all or a substantial portion of its assets in cash for a prolonged period. In that case, the Portfolio may not achieve its investment objective.

The portfolio managers may change the Portfolio's asset class allocations, the underlying ETFs, or weightings among asset classes or underlying ETFs without prior shareholder notice.

Due to the nature of the Allocation Adjustment Program, the Portfolio may have higher portfolio turnover compared to other fund of funds. Increased portfolio turnover may result in higher costs for brokerage commissions, dealer mark-ups, and other transaction costs. Higher costs associated with increased portfolio turnover also may have a negative effect on the Portfolio's performance.

[The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.]

PRINCIPAL INVESTMENT RISKS
The biggest risk is that the Portfolio's returns will vary, and you could lose money. The Portfolio is designed for long-term investors seeking growth of capital and income, balanced by capital preservation. Investments in a portfolio with common stock exposure tend to be more volatile than many other investment choices.

Main Risks Associated with the Portfolio

Allocation Risk. The Portfolio's ability to achieve its investment objective depends largely upon the Portfolio's allocation of assets among the underlying funds and cash, using the Allocation Adjustment Program (a quantitative-based process that allocates equity investments between market exposure and cash, based on historical market indicators). You could lose money on your investment in the Portfolio as a result of these allocations. The Portfolio will typically invest in between 8 and 14 different underlying ETFs and cash; however, to the extent that the Portfolio invests a significant portion of its assets in a single underlying ETF, it will be more sensitive to the risks associated with that fund and any investments in which that fund focuses. To the extent the Portfolio's assets are allocated to the cash asset class, the Portfolio will be subject to risks associated with its cash holdings, may generate returns that are lower than inflation and, in periods of rising market prices, the Portfolio may be unable to participate in such price increases as fully as it may have if its assets were allocated to underlying ETFs.

Investment Process Risk. No assurance can be given that the Portfolio's investment strategy will be successful under all or any market conditions. Janus Capital does not have prior experience using the Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and [Protective LifeInsurance Company]. Although the Allocation Adjustment Program is designed to achieve the Portfolio's investment objective, there is no guarantee that it will achieve the desired results, and there is a risk that it may not be successful in identifying how the Portfolio's assets should be adjusted to reduce the risk of loss in down markets while participating in the upside growth of markets. Historical performance does not indicate future performance, and the assumption that markets will continue to rise where an asset class is valued higher (or continue to fall where an asset class is valued lower) than its 252-day moving average may prove to be incorrect under certain market conditions. In such cases, implementing a signal from the Allocation Adjustment Program may result in maintaining or increasing market exposure (or a reduction in exposure), might not provide the intended results, and may adversely impact the Portfolio's performance.

Fund of Funds Structure Risk. The Portfolio pursues its investment objective by investing its assets directly in the underlying ETFs or cash. The allocation of each Portfolio's assets to underlying funds may not be successful in achieving the Portfolio's investment objective. There is a risk that you may experience lower returns by investing in the Portfolio instead of investing directly in an underlying fund. The Portfolio's returns are directly related to the aggregate performance and expenses of the underlying funds in which it invests. The Portfolio, as a shareholder in the underlying fund, will indirectly bear its pro rata share of the expenses incurred by the underlying funds. The Portfolio's return will be net of these expenses, and these expenses may be higher or lower depending upon the allocation of the Portfolio's assets among the underlying funds and the actual expenses of the underlying funds. There is additional risk for the Portfolio with respect to aggregation of holdings of underlying funds. The aggregation of holdings of underlying funds may result in the Portfolio indirectly having concentrated assets in a particular industry, geographical sector, or single company. Such indirect concentrated holdings may have the effect of increasing the volatility of the Portfolio's returns. The Portfolio does not control the investments of the underlying funds, or any indirect concentration that occurs as a result of the underlying funds following their investment objectives.

Nondiversification Risk. The Portfolio is classified as nondiversified under the Investment Company Act of 1940, as amended. This gives the Portfolio more flexibility to hold larger positions in a smaller number of securities. As a result, an increase or decrease in the value of an ETF held by the Portfolio may have a greater impact on the Portfolio's net asset value and total return.

Cash Holdings Risk. To the extent the Portfolio's assets are allocated to the cash asset class, the Portfolio may be subject to the following risks:

- *Interest Rate Risk.* ~~Although the Portfolio seeks to invest only in high-quality, short-term money market instruments, there is a risk that the value of the securities it may hold will fall as a result of the changes in interest rates. Rising interest rates could cause the value of the Portfolio's investments to decline, and a decline in interest rates is likely to cause the Portfolio's income to decline. During periods of unusually low interest rates, the Portfolio's income may approach zero.~~
- *Credit Quality Risk.* The value of the securities which the Portfolio may hold may fall based on an issuer's actual or perceived creditworthiness, or an issuer's ability to meet its obligations. The credit quality of the Portfolio's holdings can change rapidly in certain market environments and any downgrade or default of a portfolio security could result in a decline in the Portfolio's income and potentially in the value of the Portfolio's investments.
- *Liquidity Risk.* ~~The liquidity of the securities which the Portfolio may hold may deteriorate rapidly due to credit events affecting one or more issuers or guarantors or due to general market conditions and a lack of willing buyers. In such cases, the Portfolio may have to accept a lower price or may be unable to sell a security. An inability to sell one or more securities may negatively affect the Portfolio's income or prevent the Portfolio from being able to take advantage of other investment opportunities.~~
- *Income Risk.* ~~The value of the Portfolio may vary as short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates. For capital preservation and liquidity, the Portfolio may have a greater concentration in short-term securities including, but not limited to, investing up to all of its assets in overnight securities, which may result in a reduction of the Portfolio's income.~~
- *Collateral Risk.* ~~With respect to collateral received in repurchase transactions or other investments, the Portfolio may have significant exposure to financial services, mortgage markets, and government agencies not secured by the full faith and credit of the United States. Such exposure, depending on market conditions, could have a negative impact on the Portfolio, including minimizing the value of any collateral.~~
- *Counterparty Risk.* Portfolio transactions involving a counterparty are subject to the risk that the counterparty or a third party will not fulfill its obligation to the Portfolio ("counterparty risk"). Counterparty risk may arise because of the counterparty's financial condition (i.e., financial difficulties, bankruptcy, or insolvency), market activities and developments, or other reasons, whether foreseen or not. A counterparty's inability to fulfill its obligation may result in significant financial loss to the Portfolio. The Portfolio may be unable to recover its investment from the counterparty or may obtain a limited recovery, and/or recovery may be delayed. The Portfolio may be exposed to counterparty risk through its investments in certain securities, including, but not limited to, repurchase agreements and debt securities. The Portfolio intends to enter into financial transactions with counterparties that Janus Capital believes to be creditworthy at the time of the transaction. There is always the risk that Janus Capital's analysis of a counterparty's creditworthiness is incorrect or may change due to market conditions. To the extent that the Portfolio focuses its transactions with a limited number of counterparties, it will have greater exposure to the risks associated with one or more counterparties.

Additionally, to the extent the Portfolio purchases shares of affiliated or non-affiliated money market funds, or cash management pooled investment vehicles, it would bear its pro rata portion of such fund's expenses, in addition to the expenses the Portfolio bears directly in connection with its own operation.

~~Concentration Risk.~~ ~~To the extent the Portfolio holds a substantial portion of its assets in cash instruments, the Portfolio may hold investments issued by firms concentrated in the financial services industry. In that case, the Portfolio may be susceptible to an increased risk of loss, including losses due to adverse events that affect issuers in the financial industry more than the market as a whole.~~

[*Securities Lending Risk.* The Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral provided to the Portfolio to collateralize the loan. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio.]

Main Risks Associated with the Underlying Funds and Securities
The biggest risk is that the underlying funds' returns will vary, and you could lose money. There can be no assurance that an underlying fund will achieve its investment objective. Additional information is available in the underlying funds' prospectuses and statements of additional information available on the SEC's website at http://www.sec.gov.

Exchange-Traded Funds Risk. ETFs are typically open-end investment companies, which may be actively managed or passively managed, that generally seek to track the performance of a specific index. ETFs are traded on a national securities exchange at market prices that may vary from the net asset value of their underlying investments. Accordingly, there may be times when an ETF trades at a premium or discount and the Portfolio may pay more or less than NAV when it buys ETF shares, and the Portfolio may receive more or less than NAV when it sells those shares. ETFs also involve the risk that an active trading market for an ETF's shares may not develop or be maintained. Similarly, because the value of ETF shares depends on the demand in the market, the Portfolio may not be able to purchase or sell an ETF at the most optimal time, which could adversely affect the Portfolio's performance. In addition, ETFs that track particular indices may be unable to match the performance of such underlying indices due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. Trading of an underlying ETF's shares may be halted by the activation of individual or market-wide "circuit breakers" (which halt trading for a specific period of time when the price of a particular security or overall market prices decline by a specified percentage). Trading of an ETF's shares may also be halted if (1) the shares are delisted from an exchange without first being listed on another exchange or (2) exchange officials determine that such action is appropriate in the interest of a fair and orderly market or for the protection of investors.

Market Risk. The market price of investments owned by the Portfolio or an underlying fund may go up or down. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money. Market risk may affect a single issuer, industry, economic sector, or the market as a whole, and its impact on specific equity securities held by the underlying funds will vary.

Equity Securities Risk. Up to 65% of the Portfolio's assets may be allocated to equity investments through investments in underlying funds. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. The value of an underlying fund's portfolio may decrease if the value of an individual company or security, or multiple companies or securities, in the portfolio decreases. Further, regardless of how well individual companies or securities perform, the value of an underlying fund's portfolio could also decrease if there are deteriorating economic or market conditions or perceptions regarding the industries in which the issuers of securities the underlying fund holds participate.

Passive Investment Risk. The underlying ETFs are not actively managed and therefore an ETF might not sell shares of a security due to current or projected underperformance of a security, industry, or sector, unless that security is removed from the index or the selling of shares is otherwise required upon a rebalancing of the index the ETF seeks to track. Maintaining investments in securities without attempting to take defensive positions, regardless of market conditions or the performance of individual securities, could cause an underlying ETF's return to be lower than if it had employed an active strategy.

Fixed-Income Securities Risk. Up to 35% of the Portfolio's assets may be allocated to fixed-income securities through investments in underlying ETFs. Typically, the values of fixed-income securities change inversely with prevailing interest rates. Therefore, a fundamental risk of fixed-income securities is interest rate risk, which is the risk that the value of such securities will generally decline as prevailing interest rates rise, which may cause an underlying fund's net asset value to likewise decrease. How specific fixed-income securities may react to changes in interest rates will depend on the specific characteristics of each security. Fixed-income securities are also subject to credit risk, income risk, call risk, prepayment risk, extension risk, valuation risk, and liquidity risk.

- *Credit risk* is the risk that the credit strength of an issuer of a fixed-income security will weaken and/or that the issuer will be unable to make timely principal and interest payments and that the security may go into default.
- *Income risk* is the risk that an underlying fund's income may decline when interest rates fall, or when there is a change in an underlying fund's investments because (i) the bonds in the underlying fund's portfolio mature and it subsequently invests in lower-yielding bonds, (ii) the bonds in the ETF's underlying index are substituted, or (iii) the underlying fund otherwise needs to purchase additional bonds.
- *Call risk* is the risk that during periods of falling interest rates, an issuer of a callable bond held by an underlying fund may "call" or repay the security before its stated maturity, and the underlying fund may have to reinvest the proceeds at lower interest rates, resulting in a decline in the underlying fund's income.
- *Prepayment risk* is the risk that during periods of falling interest rates, certain fixed-income securities with higher interest rates, such as mortgage- and asset-backed securities, may be prepaid by their issuers thereby reducing the amount of interest payments.
- *Extension risk* is the risk that during periods of rising interest rates, certain debt obligations may be paid off more slowly than expected and the value of those securities may fall sharply, resulting in a decline in an underlying fund's income and potentially in the value of an underlying fund's investments.
- *Valuation risk* is the risk that one or more of the fixed-income securities in which an underlying fund invests are priced differently than the value realized upon such security's sale. In times of market instability, valuation may be more difficult.
- *Liquidity risk* is the risk that fixed-income securities may be difficult or impossible to sell at the time that an underlying fund seeks to sell. Liquidity risk may be increased to the extent that an underlying fund invests in Rule 144A and restricted securities.

Foreign Exposure Risk. Certain underlying funds may have significant exposure to foreign markets, including emerging markets, as a result of their investments in foreign securities, which can be more volatile than the U.S. markets. As a result, an underlying fund's returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. A market swing or a natural disaster in one or more countries or regions where an underlying fund has invested a significant amount of its assets may have a greater effect on an underlying fund's performance than it would in a more geographically diversified portfolio. An underlying fund's investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries.

Risks of Investing in Europe. Certain underlying funds may have significant exposure to European markets. Developed and emerging market countries in Europe will be significantly affected by the fiscal and monetary controls of the European Monetary Union. Changes in regulations on trade, decreasing imports or exports, changes in the exchange rate of the euro, and recessions among European countries may have a significant adverse effect on the economies of other European countries including those of Eastern Europe. The markets in Eastern Europe remain relatively undeveloped and can be particularly sensitive to political and economic developments.

Concentration Risk. Certain underlying funds may be susceptible to an increased risk of loss, including losses due to adverse events that affect the underlying fund's investments more than the market as a whole, to the extent that the underlying fund's investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.

Large-Capitalization Companies Risk. Certain underlying funds' investments in securities issued by large-capitalization companies will be subject to the risk that returns on stocks of large companies could trail the returns on investments in stocks of small- and mid-sized companies. Large-cap stocks tend to go through cycles of doing better – or worse – than other segments of the stock market or the stock market in general. These periods have, in the past, lasted for as long as several years.

Small- and Mid-Sized Companies Risk. Certain underlying funds' investments in securities issued by small- and mid-sized companies, which can include smaller, start-up companies offering emerging products or services, may involve greater risks than are customarily associated with larger, more established companies. Securities issued by small- and mid-sized companies tend to be more volatile and somewhat more speculative than securities issued by larger or more established companies and may underperform as compared to the securities of larger companies.

Mortgage- and Asset-Backed Securities Risk. Mortgage- and asset-backed securities represent interests in "pools" of commercial or residential mortgages or other assets, including consumer loans or receivables. Mortgage- and asset-backed securities tend to be more sensitive to changes in interest rates than other types of debt securities. Investments in mortgage- and asset-backed securities are subject to both extension risk, where borrowers pay off their debt obligations more slowly in times of rising interest rates, and prepayment risk, where borrowers pay off their debt obligations sooner than expected in times of declining interest rates. These risks may reduce an underlying fund's and, indirectly, the Portfolio's returns. In addition, investments in mortgage- and asset-backed securities, including those comprised of subprime mortgages, may be subject to a higher degree of credit risk, valuation risk, and liquidity risk than various other types of fixed-income securities.

Illiquid Securities Risk. To the extent the Portfolio or underlying fund invests in illiquid securities or securities that become less liquid, such investments may have a negative effect on the returns of the Portfolio or underlying fund because the Portfolio or underlying fund may be unable to sell the illiquid securities at an advantageous time or price.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION
The Portfolio does not have a full calendar year of operations. Performance information for certain periods will be included in the Portfolio's first annual and/or semiannual report and is available at [_____.com] or by calling [_____].

MANAGEMENT
Investment Adviser: Janus Capital Management LLC

Portfolio Managers: **Scott Weiner**, DPhil, is [Executive Vice President and] Co-Portfolio Manager of the Portfolio, which he has co-managed since [_____, 2016]. **Benjamin Wang**, CFA, is [Executive Vice President and] Co-Portfolio Manager of the Portfolio, which he has co-managed since [_____, 2016].

PURCHASE AND SALE OF PORTFOLIO SHARES
Purchases of Shares of the Portfolio may be made only by the separate accounts of [Protective LifeInsurance Company] for the purpose of funding variable annuity contracts. Redemptions, like purchases, may be effected only through the separate accounts of [Protective LifeInsurance Company]. Requests are duly processed at the NAV next calculated after your order is received in good order by the Portfolio or its agents. Refer to the [Protective Life'sInsurance Company's] separate account prospectus for details.

TAX INFORMATION
Because Shares of the Portfolio may be purchased only through variable annuity contracts, it is anticipated that any income dividends or net capital gains distributions made by the Portfolio will be exempt from current federal income taxation if left to accumulate within the variable annuity contract. Generally, withdrawals from such contracts may be subject to federal income tax at ordinary income rates. The federal income tax status of your investment depends

on the features of your variable annuity contract. Further information may be found in [Protective Life~~Insurance Company~~]'s separate account prospectus.

PAYMENTS TO INSURERS, BROKER-DEALERS, AND OTHER FINANCIAL INTERMEDIARIES

Shares of the Portfolio are only available through [Protective Life's~~Insurance Company's~~] variable annuity contracts. The Portfolio or its distributor (and/or their related companies) may make payments to [Protective Life~~Insurance Company~~] and/or its related companies for distribution and/or other services; some of the payments may go to broker-dealers and other financial intermediaries. These payments may create a conflict of interest for an intermediary, or be a factor in the [Protective Life's~~Insurance Company's~~] decision to include the Portfolio as an underlying investment option in a variable annuity contract. Ask your financial advisor, visit [Protective Life's~~Insurance Company's~~] website, or consult your variable annuity contract prospectus for more information.

PORTFOLIO SUMMARY

[Protective Life~~Insurance Company~~] Dynamic Allocation Series – Growth Portfolio

INVESTMENT OBJECTIVE

[Protective Life~~Insurance Company~~] Dynamic Allocation Series – Growth Portfolio ("Growth Portfolio") seeks total return through growth of capital, balanced by capital preservation.

FEES AND EXPENSES OF THE PORTFOLIO

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Portfolio. **Owners of variable annuity contracts that invest in Shares of the Portfolio should refer to the variable annuity contract prospectus for a description of fees and expenses, as the following table and examples do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract. Inclusion of these charges would increase the ~~total~~ fees and expenses described below.**

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%
Distribution/Service (12b-1) Fees	0.25%
Other Expenses[1]	1.05%
Acquired Fund[2] Fees and Expenses	0.20%
Total Annual Fund Operating Expenses[3]	1.90%
Fee Waiver[3]	1.00%
Total Annual Fund Operating Expenses After Fee Waiver[3]	0.90%

(1) Since the Portfolio is new, Other Expenses are based on the estimated expenses that the Portfolio expects to incur in its initial fiscal period.

(2) "Acquired Fund" refers to any underlying fund (including, but not limited to, exchange-traded funds) in which ~~a~~the ~~p~~Portfolio invests or has invested during the period. Acquired fund fees and expenses are indirect expenses ~~a~~the ~~p~~Portfolio ~~may~~ incurs as a result of investing in shares of an underlying fund. Such amounts are estimated based on the annualized expenses that the Portfolio expects to incur in its initial fiscal year.

(3) Janus Capital has contractually agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio's total annual fund operating expenses (excluding the distribution and shareholder servicing fees, administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, and extraordinary expenses) exceed [0.55] % until at least [May 1, 2017]. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed during the period beginning with the Portfolio's commencement of operations and expiring on the third anniversary of the commencement of operations, which could then be considered a deferral. Janus Capital may elect to recoup such amounts only if: (i) recoupment is obtained within three years from the date an amount is waived or reimbursed to the Portfolio, and (ii) the Portfolio's expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limit at the time of waiver or at the time of recoupment. ~~[For a period beginning with the Portfolio's commencement of operations ([_____]) and expiring on the third anniversary of the commencement of operations, Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed, which could then be considered a deferral, if the Portfolio's expense ratio, including recovered expenses, falls below the expense limit.]~~

EXAMPLE:
The following Example is based on expenses without waivers. The Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your Shares at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses (including the operating expenses of the underlying funds) without waivers (and recoupment) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
	$ 193	$ 597

Portfolio Turnover: The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Portfolio's performance. Because the Portfolio was not in operation during the most recent fiscal year, no portfolio turnover information is available.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio seeks to achieve its investment objective by investing in a dynamic portfolio of exchange-traded funds ("ETFs") (also referred to in this Prospectus as "underlying ETFs" or "underlying funds") across seven different equity asset classes and cash. .The equity asset classes are adjusted weekly based on market conditions pursuant to a proprietary, quantitative-based allocation program (the "Allocation Adjustment Program"). Over the long term, and when fully invested, the Portfolio seeks to maintain an asset allocation of approximately 100% global equity investments. The Portfolio seeks to mitigate market risk by adjusting the allocation of equity assets between market exposure and cash, based on historical market indicators.

The Allocation Adjustment Program

The Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and [Protective Life~~Insurance Company~~], allocates the Portfolio's assets among seven different asset classes and cash. The Portfolio's asset allocation is intended to diversify investments throughout the world among equity investments and mitigate market risk by adjusting equity investments between market exposure and cash ~~equivalents~~. The portfolio managers oversee the Allocation Adjustment Program and are responsible for the day-to-day management of the Portfolio. Within the parameters of each asset class' allocation relative to the Portfolio's total assets, and the target allocation ranges within each asset class, ~~T~~ the portfolio managers ~~also regularly~~ review the allocation of Portfolio assets in the underlying ETFs and may, without shareholder notice, modify the underlying ETFs' weightings or add or substitute other underlying ETFs that provide similar investment exposure, to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations.

Equity and Cash Allocations. The equity and cash allocations are adjusted~~, as needed, on a~~ weekly, as needed ~~basis~~, based on historical market indicators (the 252-day moving average for each equity class, as discussed further below), subject to the respective asset class' allocation. Accordingly, in any given week, each equity asset class component will represent the combined allocation to such equity investments plus cash, if any. Within each equity asset class, the amount invested by the Portfolio to gain or maintain market exposure versus the amount to be held in cash depends on the market indicator as established by the Allocation Adjustment Program.

Market Indicators. The Allocation Adjustment Program compares the current valuation of an equity asset class compared to its 252-day moving average. If the current valuation of a given equity asset class is more than 2% below its 252-day moving average, the Allocation Adjustment Program signals the portfolio managers to move to the next lower target allocation, down to a minimum of 0%. If the valuation of a given equity asset class is between 98% and 100% of its 252-day moving average, the Allocation Adjustment Program will signal no change. If the current valuation of a given equity asset class is above its 252-day moving average by any amount, the Allocation Adjustment Program signals the portfolio managers to move to the next higher target allocation, up to the maximum target allocation for that equity class.

Trading Increments. The Allocation Adjustment Program allows for five different target allocations within each equity asset class: 0%, 25%, 50%, 75%, and 100%. The target reflects the desired allocation to equity, with the remainder held in cash. The target allocation for each of the equity asset classes at the outset is 100%.

As an example of how the Allocation Adjustment Program works, assume the target allocation is 100% for the U.S. Large Cap Equity asset class, and 40% of the Portfolio's assets are invested in underlying ETFs that comprise the U.S. Large Cap Equity asset class. If the following week, the U.S. Large Cap Equity asset class is valued 5% below its 252-day moving average, the Allocation Adjustment Program will signal the portfolio managers to move to the next lower target allocation (75%) for this asset class. If, as a result of market movement, the asset class now represents 36% of the Portfolio's assets, the Portfolio's assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be reduced to a target of 27% of the Portfolio's assets, with the remaining target of 9% held in cash. If in the third week, the performance of the U.S. Large Cap Equity class is flat, but its valuation remains more than 2% below its 252-trading average, the Allocation Adjustment Program will signal to the portfolio managers to move to the next lower target allocation (50%). If, as a result of market movement, the asset class now represents 32% of the Portfolio's assets, the Portfolio's assets invested in the underlying ETFs that comprise the U.S. Large Cap Equity asset class will be further reduced to a target of 16% of the Portfolio's assets, with the remaining target of 16% held in cash.

The table below shows, for each asset class and cash, the class' maximum target allocation within the Portfolio, the allocation approximate range of potential market exposure within the asset class, and the approximate trading increment upon a trade signal. Each figure is shown as a percentage of the Portfolio's total assets.

Growth Portfolio			
Asset Class	~~Maximum~~ **Asset Class** Target Allocation **Within the Portfolio**[1]	**Approximate Range of Market Exposure Within the Asset Class**~~Allocation Range~~	Approximate Trading Increment[2]
U.S. Large Cap Equity	40.00%	0% – 40.00%	10.00%
U.S. Small Cap Equity	15.00%	0% – 15.00%	3.75%
U.S. High Growth Equity	15.00%	0% – 15.00%	3.75%
U.K. Equity	10.00%	0% – 10.00%	2.50%
European Equity	10.00%	0% – 10.00%	2.50%
Japan Equity	5.00%	0% – 5.00%	1.25%
Asia Equity, ex-Japan	5.00%	0% – 5.00%	1.25%
Global Equity Total	100.00%	0% – 100.00%	N/A
Cash	N/A	0% – 100.00%	N/A

(1) Represents the target allocation to the respective asset class as a percentage of the Portfolio's total assets plus, with respect to the equity classes, the remainder, if any, held in cash.
(2) Represents the approximate trading increment response to an Allocation Adjustment Program signal as a percentage of the Portfolio's total assets, to be reallocated from one target allocation to the next.

At no time will an individual asset class exposure be less than zero (i.e., no short exposure), and at no time will an asset class exposure be greater than its maximum target allocation, except due to market movements between periodic rebalancing of the Portfolio.

The portfolio managers may change the Portfolio's allocations among the asset classes without shareholder notice, unless Janus Capital determines it would be a material change to the Portfolio's investment strategy, in which case shareholders would receive advance notice.

The Underlying Funds
The Portfolio will obtain the desired market exposure by investing primarily in unaffiliated ETFs that seek to track the performance of one or more broad-based indices, using a passive investment strategy. Because it invests primarily in ETFs, the Portfolio is considered a "fund of funds." The Portfolio will normally allocate its investments to underlying funds to diversify investments throughout the world and provide varying exposure to large-, mid-, or small-capitalization companies, U.S. based and non-U.S. based companies (including those with exposure to emerging markets).

The table below shows, for each asset class, the ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest. The portfolio managers may choose in their sole discretion, without notice to shareholders, to add or substitute other ETFs that provide similar investment exposure in order to obtain the desired market exposure, to further diversify and/or mitigate risk for the Portfolio, or for other reasons, including the liquidity of one or more of the ETFs.

Asset Class	Potential Underlying Funds	
Global Equity Investments (Stocks)	**Exchange Traded Funds**	**Ticker**
U.S. Large Cap Equity	SPDR® S&P 500® ETF	SPY
	iShares® Core S&P 500 ETF	IVV
	Vanguard S&P 500 ETF	VOO
U.S. Small Cap Equity	iShares® Russell 2000® ETF	IWM
	iShares® Core S&P Small-Cap ETF	IJR
U.S. High Growth Equity	PowerShares QQQ Trust^SM, Series 1	QQQ
U.K. Equity	iShares® MSCI United Kingdom ETF	EWU
European Equity	SPDR® Euro Stoxx 50® ETF	FEZ
	Vanguard FTSE Europe ETF	VGK
Japan Equity	iShares® MSCI Japan ETF	EWJ
	~~Maxis® Nikkei 225 Index Fund~~	~~NKY~~
Asia Equity, ex-Japan	iShares® MSCI All Country Asia ex-Japan ETF	AAXJ

Refer to Appendix A in this Prospectus for a brief description of the investment strategies of each of the potential underlying ETFs in which the Portfolio, as of the date of this Prospectus, expects to invest.

As a result of its investments in the underlying ETFs, the Portfolio will have exposure to foreign markets, including emerging markets (which include, but are not limited to, Asia, China, Europe, India, Japan, North America, and South Korea) and various economic sectors (which include, but are not limited to, consumer discretionary, consumer staples, energy, financials, healthcare, industrials, and information technology). Please refer to "Principal Investment Risks - Main Risks Associated with the Underlying Funds and Securities" and "Additional Information About the Portfolios - Risks of the Portfolios - Risks Associated with the Underlying Funds and Securities" in this Prospectus for more detail.

Cash Investment~~and Cash Equivalents~~

The Portfolio's allocation to cash and cash investments may be as low as 0% or as high as 100% of its assets, depending on prevailing market conditions and the weekly results of the Allocation Adjustment Program. Securities that the Portfolio may invest in as a means of receiving a return on the portion of the Portfolio's assets allocated to cash include high-quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, bonds, and floating interest rate securities. Obligations of financial institutions include certificates of deposit and time deposits. The Portfolio may also invest in repurchase agreements, including those secured by U.S. Treasuries, or other instruments issued by U.S. Government agencies. Some government agencies backed by the full faith and credit of the United States are supported by the issuer's ability to borrow from the United States Treasury, some are supported only by the credit of the issuer, and some are supported by the United States in some other way. With respect to these cash ~~and cash equivalent~~ investments, the Portfolio will:

- invest in high-quality, short-term money market instruments that present minimal credit risks, as determined by Janus Capital;
- invest only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended); and
- maintain a dollar-weighted average portfolio maturity of 1-7 days.

The Portfolio may also invest in affiliated or unaffiliated money market funds that invest in the instruments described above.

The Portfolio may also invest its cash in a cash sweep program, an arrangement in which the Portfolio's uninvested cash balance is used to purchase shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles at the end of each day. To the extent the Portfolio invests through a sweep program, it is subject to the risks of the account or fund into which it is investing, including liquidity issues that may delay the Portfolio from accessing its cash.

When market indicators from the Allocation Adjustment Program dictate a more defensive position, the resulting allocations may result in the Portfolio holding all or a substantial portion of its assets in cash for a prolonged period. In that case, the Portfolio may not achieve its investment objective.

~~The portfolio managers may change the Portfolio's asset class allocations, the underlying ETFs, or weightings among asset classes or underlying ETFs without prior shareholder notice.~~

Due to the nature of the Allocation Adjustment Program, the Portfolio may have higher portfolio turnover compared to other fund of funds. Increased portfolio turnover may result in higher costs for brokerage commissions, dealer mark-ups, and other transaction costs. Higher costs associated with increased portfolio turnover also may have a negative effect on the Portfolio's performance.

[The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.~~]~~

PRINCIPAL INVESTMENT RISKS
The biggest risk is that the Portfolio's returns will vary, and you could lose money. The Portfolio is designed for long-term investors seeking growth of capital, balanced by capital preservation. Investments in a portfolio with common stock exposure tend to be more volatile than many other investment choices.

Main Risks Associated with the Portfolio
Allocation Risk. The Portfolio's ability to achieve its investment objective depends largely upon the Portfolio's allocation of assets among the underlying funds and cash, using the Allocation Adjustment Program (a quantitative-based process that allocates equity investments between market exposure and cash, based on historical market indicators). You could lose money on your investment in the Portfolio as a result of these allocations. The Portfolio will typically invest in between 7 and 12 different underlying ETFs and cash; however, to the extent that the Portfolio invests a significant portion of its assets in a single underlying ETF, it will be more sensitive to the risks associated with that fund and any investments in which that fund focuses. To the extent the Portfolio's assets are allocated to the cash asset class, the Portfolio will be subject to risks associated with its cash holdings, may generate returns that are lower than inflation and, in periods of rising market prices, the Portfolio may be unable to participate in such price increases as fully as it may have if its assets were allocated to underlying ETFs.

Investment Process Risk. No assurance can be given that the Portfolio's investment strategy will be successful under all or any market conditions. Janus Capital does not have prior experience using the Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and [Protective Life~~Insurance Company~~]. Although the Allocation Adjustment Program is designed to achieve the Portfolio's investment objective, there is no guarantee that it will achieve the desired results, and there is a risk that it may not be successful in identifying how the Portfolio's assets should be adjusted to reduce the risk of loss in down markets while participating in the upside growth of markets. Historical performance does not indicate future performance, and the assumption that markets will continue to rise where an asset class is valued higher (or continue to fall where an asset class is valued lower) than its 252-day moving average may prove to be incorrect under certain market conditions. In such cases, implementing a signal from the Allocation Adjustment Program may result in maintaining or increasing market exposure (or a reduction in exposure), might not provide the intended results, and may adversely impact the Portfolio's performance.

Fund of Funds Structure Risk. The Portfolio pursues its investment objective by investing its assets directly in the underlying ETFs or cash. The allocation of each Portfolio's assets to underlying funds may not be successful in achieving the Portfolio's investment objective. There is a risk that you may experience lower returns by investing in the Portfolio instead of investing directly in an underlying fund. The Portfolio's returns are directly related to the aggregate performance and expenses of the underlying funds in which it invests. The Portfolio, as a shareholder in the underlying fund, will indirectly bear its pro rata share of the expenses incurred by the underlying funds. The Portfolio's return will be net of these expenses, and these expenses may be higher or lower depending upon the allocation of the Portfolio's assets among the underlying funds and the actual expenses of the underlying funds. There is additional risk for the Portfolio with respect to aggregation of holdings of underlying funds. The aggregation of holdings of underlying funds may result in the Portfolio indirectly having concentrated assets in a particular industry, geographical sector, or single company. Such indirect concentrated holdings may have the effect of increasing the volatility of the Portfolio's returns. The Portfolio does not control the investments of the underlying funds, or any indirect concentration that occurs as a result of the underlying funds following their investment objectives.

Nondiversification Risk. The Portfolio is classified as nondiversified under the Investment Company Act of 1940, as amended. This gives the Portfolio more flexibility to hold larger positions in a smaller number of securities. As a result, an increase or decrease in the value of an ETF held by the Portfolio may have a greater impact on the Portfolio's net asset value and total return.

Cash Holdings Risk. To the extent the Portfolio's assets are allocated to the cash asset class, the Portfolio may be subject to the following risks:

- ~~*Interest Rate Risk.* Although the Portfolio seeks to invest only in high-quality, short-term money market instruments, there is a risk that the value of the securities it may hold will fall as a result of the changes in interest rates. Rising interest rates could cause the value of the Portfolio's investments to decline, and a decline in interest rates is likely to cause the Portfolio's income to decline. During periods of unusually low interest rates, the Portfolio's income may approach zero~~.
- *Credit Quality Risk.* The value of the securities which the Portfolio may hold may fall based on an issuer's actual or perceived creditworthiness, or an issuer's ability to meet its obligations. The credit quality of the Portfolio's holdings can change rapidly in certain market environments and any downgrade or default of a portfolio security could result in a decline in the Portfolio's income and potentially in the value of the Portfolio's investments.
- ~~*Liquidity Risk.* The liquidity of the securities which the Portfolio may hold may deteriorate rapidly due to credit events affecting one or more issuers or guarantors or due to general market conditions and a lack of willing buyers. In such cases, the Portfolio may have to accept a lower price or may be unable to sell a security. An inability to sell one or more securities may negatively affect the Portfolio's income or prevent the Portfolio from being able to take advantage of other investment opportunities.~~
- ~~*Income Risk.* The value of the Portfolio may vary as short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates. For capital preservation and liquidity, the Portfolio may have a greater concentration in short-term securities including, but not limited to, investing up to all of its assets in overnight securities, which may result in a reduction of the Portfolio's income.~~
- ~~*Collateral Risk.* With respect to collateral received in repurchase transactions or other investments, the Portfolio may have significant exposure to financial services, mortgage markets, and government agencies not secured by the full faith and credit of the United States. Such exposure, depending on market conditions, could have a negative impact on the Portfolio, including minimizing the value of any collateral.~~
- *Counterparty Risk.* Portfolio transactions involving a counterparty are subject to the risk that the counterparty or a third party will not fulfill its obligation to the Portfolio ("counterparty risk"). Counterparty risk may arise because of the counterparty's financial condition (i.e., financial difficulties, bankruptcy, or insolvency), market activities and developments, or other reasons, whether foreseen or not. A counterparty's inability to fulfill its obligation may result in significant financial loss to the Portfolio. The Portfolio may be unable to recover its investment from the counterparty or may obtain a limited recovery, and/or recovery may be delayed. The Portfolio may be exposed to counterparty risk through its investments in certain securities, including, but not limited to, repurchase agreements and debt securities. The Portfolio intends to enter into financial transactions with counterparties that Janus Capital believes to be creditworthy at the time of the transaction. There is always the risk that Janus Capital's analysis of a counterparty's creditworthiness is incorrect or may change due to market conditions. To the extent that the Portfolio focuses its transactions with a limited number of counterparties, it will have greater exposure to the risks associated with one or more counterparties.

Additionally, to the extent the Portfolio purchases shares of affiliated or non-affiliated money market funds, or cash management pooled investment vehicles, it would bear its pro rata portion of such fund's expenses, in addition to the expenses the Portfolio bears directly in connection with its own operation.

~~***Concentration Risk.*** To the extent the Portfolio holds a substantial portion of its assets in cash instruments, the Portfolio may hold investments issued by firms concentrated in the financial services industry. In that case, the Portfolio may be susceptible to an increased risk of loss, including losses due to adverse events that affect issuers in the financial industry more than the market as a whole.~~

[Securities Lending Risk. The Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral provided to the Portfolio to collateralize the loan. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio.]

Main Risks Associated with the Underlying Funds and Securities
The biggest risk is that the underlying funds' returns will vary, and you could lose money. There can be no assurance that an underlying fund will achieve its investment objective. Additional information is available in the underlying funds' prospectuses and statements of additional information available on the SEC's website at http://www.sec.gov.

Exchange-Traded Funds Risk. ETFs are typically open-end investment companies, which may be actively managed or passively managed, that generally seek to track the performance of a specific index. ETFs are traded on a national securities exchange at market prices that may vary from the net asset value of their underlying investments. Accordingly, there may be times when an ETF trades at a premium or discount and the Portfolio may pay more or less than NAV when it buys ETF shares, and the Portfolio may receive more or less than NAV when it sells those shares. ETFs also involve the risk that an active trading market for an ETF's shares may not develop or be maintained. Similarly, because the value of ETF shares depends on the demand in the market, the Portfolio may not be able to purchase or sell an ETF at the most optimal time, which could adversely affect the Portfolio's performance. In addition, ETFs that track particular indices may be unable to match the performance of such underlying indices due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. Trading of an underlying ETF's shares may be halted by the activation of individual or market-wide "circuit breakers" (which halt trading for a specific period of time when the price of a particular security or overall market prices decline by a specified percentage). Trading of an ETF's shares may also be halted if (1) the shares are delisted from an exchange without first being listed on another exchange or (2) exchange officials determine that such action is appropriate in the interest of a fair and orderly market or for the protection of investors.

Market Risk. The market price of investments owned by the Portfolio or an underlying fund may go up or down. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money. Market risk may affect a single issuer, industry, economic sector, or the market as a whole, and its impact on specific equity securities held by the underlying funds will vary.

Equity Securities Risk. Up to 100% of the Portfolio's assets may be allocated to equity investments through investments in underlying funds. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. The value of an underlying fund's portfolio may decrease if the value of an individual company or security, or multiple companies or securities, in the portfolio decreases. Further, regardless of how well individual companies or securities perform, the value of an underlying fund's portfolio could also decrease if there are deteriorating economic or market conditions or perceptions regarding the industries in which the issuers of securities the underlying fund holds participate.

Passive Investment Risk. The underlying ETFs are not actively managed and therefore an ETF might not sell shares of a security due to current or projected underperformance of a security, industry, or sector, unless that security is removed from the index or the selling of shares is otherwise required upon a rebalancing of the index the ETF seeks to track. Maintaining investments in securities without attempting to take defensive positions, regardless of market conditions or the performance of individual securities, could cause an underlying ETF's return to be lower than if it had employed an active strategy.

Foreign Exposure Risk. Certain underlying funds may have significant exposure to foreign markets, including emerging markets, as a result of their investments in foreign securities, which can be more volatile than the U.S. markets. As a result, an underlying fund's returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. A market swing or a natural disaster in one or more countries or regions where an underlying fund has invested a significant amount of its assets may have a greater effect on an underlying fund's performance than it would in a more geographically diversified portfolio. An underlying fund's investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries.

Risks of Investing in Europe. Certain underlying funds may have significant exposure to European markets. Developed and emerging market countries in Europe will be significantly affected by the fiscal and monetary controls of the European Monetary Union. Changes in regulations on trade, decreasing imports or exports, changes in the exchange rate of the euro, and recessions among European countries may have a significant adverse effect on the economies of other European countries including those of Eastern Europe. The markets in Eastern Europe remain relatively undeveloped and can be particularly sensitive to political and economic developments.

Risks of Investing in Japan. The Japanese economy may be subject to considerable degrees of economic, political, and social instability, which could have a negative impact on Japanese securities. Since the year 2000, Japan's economic growth rate has remained relatively low, and it may remain low in the future. In addition, Japan is subject to the risk of natural disasters, such as earthquakes, volcanic eruptions, typhoons, and tsunamis, which could negatively affect an underlying fund's investment.

Risks of Investing in Asia. Investments in securities of issuers in certain Asian countries involve risks that are specific to Asia, including certain legal, regulatory, political, and economic risks. Certain Asian countries have experienced expropriation and/or nationalization of assets, confiscatory taxation, political instability, armed conflict and social instability as a result of religious, ethnic, socio-economic and/or political unrest. Some economies in this region are dependent on a range of commodities, and are strongly affected by international commodity prices and particularly vulnerable to price changes for these products. The market for securities in this region may also be directly influenced by the flow of international capital, and by the economic and market conditions of neighboring countries. Many Asian economies have experienced rapid growth and industrialization, and there is no assurance that this growth rate will be maintained. Some Asian economies are highly dependent on trade and economic conditions in other countries can impact these economies.

Concentration Risk. Certain underlying funds may be susceptible to an increased risk of loss, including losses due to adverse events that affect the underlying fund's investments more than the market as a whole, to the extent that the underlying fund's investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.

Large-Capitalization Companies Risk. Certain underlying funds' investments in securities issued by large-capitalization companies will be subject to the risk that returns on stocks of large companies could trail the returns on investments in stocks of small- and mid-sized companies. Large-cap stocks tend to go through cycles of doing better – or worse – than other segments of the stock market or the stock market in general. These periods have, in the past, lasted for as long as several years.

Small- and Mid-Sized Companies Risk. Certain underlying funds' investments in securities issued by small- and mid-sized companies, which can include smaller, start-up companies offering emerging products or services, may involve greater risks than are customarily associated with larger, more established companies. Securities issued by small- and mid-sized companies tend to be more volatile and somewhat more speculative than securities issued by larger or more established companies and may underperform as compared to the securities of larger companies.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PERFORMANCE INFORMATION
The Portfolio does not have a full calendar year of operations. Performance information for certain periods will be included in the Portfolio's first annual and/or semiannual report and is available at [_____.com] or by calling [_____].

MANAGEMENT

Investment Adviser: Janus Capital Management LLC

Portfolio Managers: **Scott Weiner**, DPhil, is [Executive Vice President and] Co-Portfolio Manager of the Portfolio, which he has co-managed since [_____, 2016]. **Benjamin Wang**, CFA, is [Executive Vice President and] Co-Portfolio Manager of the Portfolio, which he has co-managed since [_____, 2016].

PURCHASE AND SALE OF PORTFOLIO SHARES

Purchases of Shares of the Portfolio may be made only by the separate accounts of [Protective Life Insurance Company] for the purpose of funding variable annuity contracts. Redemptions, like purchases, may be effected only through the separate accounts of [Protective Life Insurance Company]. Requests are duly processed at the NAV next calculated after your order is received in good order by the Portfolio or its agents. Refer to the [Protective Life's Insurance Company's] separate account prospectus for details.

TAX INFORMATION

Because Shares of the Portfolio may be purchased only through variable annuity contracts, it is anticipated that any income dividends or net capital gains distributions made by the Portfolio will be exempt from current federal income taxation if left to accumulate within the variable annuity contract. Generally, withdrawals from such contracts may be subject to federal income tax at ordinary income rates. The federal income tax status of your investment depends on the features of your variable annuity contract. Further information may be found in [Protective Life Insurance Company]'s separate account prospectus.

PAYMENTS TO INSURERS, BROKER-DEALERS, AND OTHER FINANCIAL INTERMEDIARIES

Shares of the Portfolio are only available through [Protective Life's Insurance Company's] variable annuity contracts. The Portfolio or its distributor (and/or their related companies) may make payments to [Protective Life Insurance Company] and/or its related companies for distribution and/or other services; some of the payments may go to broker-dealers and other financial intermediaries. These payments may create a conflict of interest for an intermediary, or be a factor in the [Protective Life's Insurance Company's] decision to include the Portfolio as an underlying investment option in a variable annuity contract. Ask your financial advisor, visit [Protective Life's Insurance Company's] website, or consult your variable annuity contract prospectus for more information.

ADDITIONAL INFORMATION ABOUT THE PORTFOLIOS

FEES AND EXPENSES

Each Portfolio, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. Each Portfolio's returns are net of these expenses. Expenses may be higher or lower depending upon the allocation of each Portfolio's assets among the underlying funds and the actual expenses of the underlying funds.

Please refer to the following important information when reviewing the "Fees and Expenses of the Portfolio" table in each Portfolio Summary of the Prospectus. The fees and expenses shown reflect estimated annualized expenses that the Shares expect to incur during each Portfolio's initial fiscal year.

- "Annual Fund Operating Expenses" are paid out of a Portfolio's assets and include fees for portfolio management and administrative services, including recordkeeping, subaccounting, order processing and other shareholder services. You do not pay these fees directly but, as the Example in each Portfolio Summary shows, these costs are borne indirectly by all shareholders.

- The "Management Fee" is the investment advisory fee rate paid by each Portfolio to Janus Capital. Refer to "Management Expenses" in this Prospectus for additional information with further description in the Statement of Additional Information ("SAI").

- "Distribution/Service (12b-1) Fees." Because 12b-1 fees are charged as an ongoing fee, over time the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

- "Other Expenses"
  - include an administrative services fee of [0.10%] of the average daily net assets of each Portfolio, to compensate [Protective Life~~Insurance Company~~] for providing recordkeeping, subaccounting, order processing, and other administrative services to shareholders.
  - may include reimbursement to Janus Services LLC ("Janus Services"), the Portfolios' transfer agent, of its out-of-pocket costs for serving as transfer agent.

- Janus Capital has contractually agreed to waive and/or reimburse each Portfolio's "Total Annual Fund Operating Expenses" to a certain limit until at least [May 1, 2017]. The expense limit is described in the "Management Expenses" section of this Prospectus.

- All expenses in a Portfolio's "Fees and Expenses of the Portfolio" table are shown without the effect of expense offset arrangements. Pursuant to such arrangements, credits realized as a result of uninvested cash balances are used to reduce custodian and transfer agent expenses.

ADDITIONAL INVESTMENT STRATEGIES AND GENERAL PORTFOLIO POLICIES

This Prospectus provides information about the Portfolios, a group of mutual funds that invest in unaffiliated ETFs, and cash or cash ~~equivalent~~ instruments. Because they invest primarily in ETFs, each Portfolio is considered a "fund of funds." The term "fund of funds" is used to describe a mutual fund that pursues its investment objective by investing primarily in other mutual funds, rather than in individual stocks~~,~~ or bonds. A fund of funds bears its own direct expenses in addition to bearing a proportionate share of the expenses charged by the underlying funds in which it invests. Each Portfolio is best suited for long-term investors.

This section takes a closer look at the Portfolios' principal investment strategies, as well as certain risks of investing in the Portfolios. Some of these strategies and policies may be part of a principal strategy, describing Portfolio Summary items in more detail. Other strategies and policies, not previously discussed, are not considered principal strategies, but may be utilized to a lesser extent. Please carefully review the "Risks of the Portfolios" section of this Prospectus for a discussion of risks associated with certain investment techniques.

The Portfolios offer three choices for different investment styles. Because investors' risk tolerances, investment goals, investment time horizons, and financial circumstances may be different, Conservative Portfolio and Moderate

Portfolio each offer differing strategies that seek to attain total return through capital appreciation and income, balanced by capital preservation. Growth Portfolio offers a strategy that seeks to attain total return through growth of capital, balanced by capital preservation. The allocation among the global equity, fixed income (if any), and cash asset classes in each Portfolio reflects its greater or lesser emphasis on pursuing growth of capital versus income or preservation of capital.

Each Portfolio intends to invest in a dynamic portfolio of underlying ETFs, to pursue a target allocation of global equity and, with respect to Conservative Portfolio and Moderate Portfolio, fixed income market exposure, and each Portfolio may also invest in cash and/or cash equivalents. The Each Portfolio intends to employ a quantitative-based investment strategy in which equity allocations will be adjusted weekly, based on market conditions, pursuant to the Allocation Adjustment Program, described further below.

The Allocation Adjustment Program
The Allocation Adjustment Program, a proprietary methodology co-developed by Janus Capital and [Protective LifeInsurance Company], allocates each Portfolio's assets among various different asset classes and cash on a weekly basis. Each Portfolio's asset allocation is intended to diversify investments throughout the world among equity investments and fixed-income securities, and mitigate market risk by adjusting equity investments between market exposure and cash equivalents. Each of Conservative Portfolio's and Moderate Portfolio's fixed-income allocation is expected to remain constant over time, subject to market movements. The portfolio managers oversee the Allocation Adjustment Program and are responsible for the day-to-day management of the Portfolios. The portfolio managers regularly review the overall allocation policy, the actual allocation of each Portfolio across each asset class, and the asset allocation within each asset class. In addition Within the parameters of each asset class' allocation relative to a Portfolio's total assets, and the target allocation ranges within each asset class, the portfolio managers regularly review the allocation of Portfolio assetseach Portfolio's assets in the underlying ETFs and may, without shareholder notice, modify the underlying ETFs' weightings or add or substitute other underlying ETFs that provide similar investment exposure, to emphasize and mitigate risk exposures that may arise as a result of the implementation of the allocations. In allocating among ETFs in a particular asset class, the portfolio managers will consider a number of factors, the primary of which is liquidity. The following table summarizes the management process:

Action	Normal Frequency
Review/rebalance Portfolio allocations within each equity asset class	Weekly
Rebalance across asset class allocations	Every Calendar Quarter
Review allocation policy	Every Calendar Quarter

The Portfolios' Board of Trustees ("Trustees") may change each Portfolio's investment objective or non-fundamental principal investment strategies without a shareholder vote. A Portfolio will notify you in writing at least 60 days, or as soon as practicable, before making any such change it considers material. If there is a material change to a Portfolio's investment objective or principal investment strategies, you should consider whether the Portfolio remains an appropriate investment for you. There is no guarantee that a Portfolio will achieve its investment objective.

The following table indicates each Portfolio's long-term, fully-invested target asset allocation, which is how each Portfolio's investments generally will be allocated among the asset classes under full investment, as well as the approximate ranges, based on market conditions, within which each Portfolio's assets may be allocated.

	Conservative Portfolio	Moderate Portfolio	Growth Portfolio
Long-Term Target Asset Allocation			
Global Equity Investments	50%	65%	100%
Fixed-Income Investments	50%	35%	0%
Cash	0%	0%	0%
Approximate Asset Allocation Range			
Global Equity Investments	0% – 50%	0% – 65%	0% – 100%
Fixed-Income Investments	50%	35%	0%
Cash	0% – 50%	0% – 65%	0% – 100%

Equity and Cash Allocations. The equity and cash allocations are adjusted weekly, as needed, based on historical market indicators (the 252-day moving average for each equity class, as discussed further below), subject to the respective asset class' allocation. Accordingly, in any given week, each equity asset class component will represent the combined allocation to such equity investments plus cash, if any. Within each equity asset class, the amount invested by a Portfolio to gain or maintain market exposure versus the amount to be held in cash depends on the market indicator as established by the Allocation Adjustment Program.

Fixed-Income Allocation. The fixed-income allocation is expected to remain constant over time, subject to market movement, and will be rebalanced to its target allocation on a quarterly basis. The fixed-income allocation, applicable to the Conservative Portfolio and Moderate Portfolio, generally remains constant, subject to market movement.

Market Indicators. The Allocation Adjustment Program compares the current valuation of an equity asset class compared to its 252-day moving average. If the current valuation of a given equity asset class is more than 2% below its 252-day moving average, the Allocation Adjustment Program signals the portfolio managers to move to the next lower target allocation, down to a minimum of 0%. If the valuation of a given equity asset class is between 98% and 100% of its 252-day moving average, the Allocation Adjustment Program will signal no change. If the current valuation of a given equity asset class is above its 252-day moving average by any amount, the Allocation Adjustment Program signals the portfolio managers to move to the next higher target allocation, up to the maximum target allocation for that equity class. Under normal circumstances, trade signals from the Allocation Adjustment Program will be implemented in a Portfolio on the next business day.

Trading Increments. The Allocation Adjustment Program allows for five different target allocations within each equity asset class: 0%, 25%, 50%, 75%, and 100%. The target reflects the desired allocation to equity, with the remainder held in cash. The target allocation for each of the equity asset classes at the outset is 100%.

The table below shows, for each asset class and cash, the class' maximum target allocation within each Portfolio, the allocation approximate range of potential market exposure within the asset class, and the approximate trading increment upon a trade signal. Each figure is shown as a percentage of the respective Portfolio's total assets.

Conservative Portfolio			
Asset Class	Maximum Asset Class Target Allocation Within the Portfolio[1]	Approximate Range of Market Exposure Within the Asset Class Allocation Range	Approximate Trading Increment[2]
U.S. Large Cap Equity	20.00%	0% – 20.0%	5.00%
U.S. Small Cap Equity	7.50%	0% – 7.50%	1.88%
U.S. High Growth Equity	7.50%	0% – 7.50%	1.88%
U.K. Equity	5.00%	0% – 5.00%	1.25%
European Equity	5.00%	0% – 5.00%	1.25%

Japan Equity	2.50%	0% – 2.50%	0.63%
Asia Equity, ex-Japan	2.50%	0% – 2.50%	0.63%
Global Equity Total	50.00%	0% – 50.00%	N/A
Fixed Income	50.00%	50.00%	N/A
Cash	N/A	0% – 50.00%	N/A

Moderate Portfolio

Asset Class	~~Maximum~~ Asset Class Target Allocation Within the Portfolio[1]	Approximate Range of Market Exposure Within the Asset Class~~Allocation Range~~	Approximate Trading Increment[2]
U.S. Large Cap Equity	26.00%	0% – 26.00%	6.50%
U.S. Small Cap Equity	9.75%	0% – 9.75%	2.44~~0~~%
U.S. High Growth Equity	9.75%	0% – 9.75%	2.44~~0~~%
U.K. Equity	6.50%	0% – 6.50%	1.63~~0~~%
European Equity	6.50%	0% – 6.50%	1.63~~0~~%
Japan Equity	3.25%	0% – 3.25%	0.81~~0~~%
Asia Equity, ex-Japan	3.25%	0% – 3.25%	0.81~~0~~%
Global Equity Total	65.00%	0% – 65.00%	N/A
Fixed Income	35.00%	35.00%	N/A
Cash	N/A	0% – 65.00%	N/A

Growth Portfolio

Asset Class	~~Maximum~~ Asset Class Target Allocation Within the Portfolio[1]	Approximate Range of Market Exposure Within the Asset Class~~Allocation Range~~	Approximate Trading Increment[2]
U.S. Large Cap Equity	40.00%	0% – 40.00%	10.00%
U.S. Small Cap Equity	15.00%	0% – 15.00%	3.75%
U.S. High Growth Equity	15.00%	0% – 15.00%	3.75%
U.K. Equity	10.00%	0% – 10.00%	2.50%
European Equity	10.00%	0% – 10.00%	2.50%
Japan Equity	5.00%	0% – 5.00%	1.25%
Asia Equity, ex-Japan	5.00%	0% – 5.00%	1.25%
Global Equity Total	100.00%	0% – 100.00%	N/A
Cash	N/A	0% – 100.00%	N/A

(1) Represents the target allocation to the respective asset class as a percentage of the Portfolio's total assets plus, with respect to the equity classes, the remainder, if any, held in cash.
(2) Represents the approximate trading increment response to an Allocation Adjustment Program signal, as a percentage of the Portfolio's total assets, to be reallocated from one target allocation to the next.

At no time will an individual asset class exposure be less than zero (i.e., no short exposure), and at no time will an asset class exposure be greater than its maximum target allocation, except due to market movements between periodic rebalancing of a Portfolio.

The portfolio managers may change a Portfolio's allocations among the asset classes without shareholder notice, unless Janus Capital determines it would be a material change to the Portfolio's investment strategy, in which case shareholders would receive advance notice.

Actual allocations implemented in each Portfolio may vary, due to a number of factors, including but not limited to, market movements, and large purchases and redemptions in the Portfolios~~and the target allocation, allocation range, and approximate trading increment for each asset class may change from time to time without shareholder approval or notice~~.

The Underlying Funds

Each Portfolio will normally allocate its investments to underlying funds to diversify investments throughout the world and provide varying exposure to large-, mid-, or small-capitalization companies, U.S. based and non-U.S. based companies (including those with exposure to emerging markets), bonds (including U.S. Treasury, government-related, international dollar-denominated, and corporate), mortgage-backed pass-through securities, commercial mortgage-backed securities, and asset-backed securities. The allocations may change from time to time to reflect market fluctuations or in response to various economic or other factors as deemed appropriate by the portfolio managers.

The table below shows, for each asset class, the ETFs in which the Portfolios, as of the date of this Prospectus, expect to invest. ~~These categories and the respective~~The underlying funds may change at any time without prior notice. In addition, the Portfolios may reallocate their assets among the potential underlying ETFs described in this Prospectus, other ETFs, or cash and/or cash investments~~equivalents~~. The portfolio managers may choose at their sole discretion to add or substitute other ETFs in order to obtain the desired market exposure, to further diversify and/or mitigate risk for the Portfolios, or for other reasons, without prior shareholder notification.

Asset Class	Potential Underlying Funds	
Global Equity Investments (Stocks)	**Exchange Traded Funds**	**Ticker**
U.S. Large Cap Equity	SPDR® S&P 500® ETF	SPY
	iShares® Core S&P 500 ETF	IVV
	Vanguard S&P 500 ETF	VOO
U.S. Small Cap Equity	iShares® Russell 2000® ETF	IWM
	iShares® Core S&P Small-Cap ETF	IJR
U.S. High Growth Equity	PowerShares QQQ Trust^{SM}, Series 1	QQQ
U.K. Equity	iShares® MSCI United Kingdom ETF	EWU
European Equity	SPDR® Euro Stoxx 50® ETF	FEZ
	Vanguard FTSE Europe ETF	VGK
Japan Equity	iShares® MSCI Japan ETF	EWJ
	~~Maxis® Nikkei 225 Index Fund~~	~~NKY~~
Asia Equity, ex-Japan	iShares® MSCI All Country Asia ex-Japan ETF	AAXJ
Fixed-Income Securities (Bonds)	iShares® Core U.S. Aggregate Bond ETF	AGG
	Vanguard Total Bond Market ETF	BND

Actual holdings percentages may vary due to actual asset allocations, cash flows, and changes to the underlying funds' asset values. Each Portfolio can invest in any or all of the underlying ETFs and a Portfolio's investment in certain underlying ETFs may exceed 25% of such Portfolio's total assets. Janus Capital may change ~~the asset class allocations,~~ the underlying funds, an underlying fund's asset category, or allocations~~weightings~~ among asset classes or underlying funds without prior notice to shareholders, unless Janus Capital determines it would be a material change to a Portfolio's principal investment strategy, in which case shareholders would receive prior notice.

In the event the portfolio managers are unable to identify or invest in underlying ETFs that provide the desired exposure to an asset class, the portfolio managers may, without shareholder notice, elect to forego investment in that asset class until an appropriate underlying ETF is identified and available. The portfolio managers may also determine to remove the asset class from the Allocation Adjustment Program, in which case a Portfolio would provide notice to shareholders as soon as reasonably practical.

Information regarding a Portfolio's actual allocations to underlying funds is available to shareholders on a periodic basis through the Portfolios' annual reports, semiannual reports, and certain other reports filed with the Securities and Exchange Commission, as well as at [_____]. Please refer to "Availability of Portfolio Holdings Information" in this Prospectus to learn how to access the most recent allocation information.

Refer to Appendix A in this Prospectus for a brief description of the investment objective and strategies of each of the potential underlying ETFs in which a Portfolio, as of the date of this Prospectus, expects to invest. This Prospectus is not an offer for any of the underlying funds. Additional information is available in the underlying funds' prospectuses and statements of additional information available on the SEC's website at http://www.sec.gov.

Cash Investments~~Position~~

Each Portfolio's allocation to cash and/or cash ~~equivalent~~ investments may be as low as 0% or as high as 50%, 65%, or 100% of its assets for the Conservative Portfolio, Moderate Portfolio, and Growth Portfolio, respectively, depending on prevailing market conditions and the weekly results of the Allocation Adjustment Program.

A Portfolio will increase its cash position when market indicators from the Allocation Adjustment Program dictate a more defensive position. As a Portfolio's investments in cash or similar investments increase, it may not participate in market advances or declines to the same extent that it would if the Portfolio remained more fully invested in underlying ETFs. When a Portfolio holds ~~all or~~ a substantial portion of its assets in cash for a prolonged period, it may not achieve its investment objective.

Securities that a Portfolio may invest in as a means of receiving a return on the portion of the Portfolio's assets allocated to cash include high-quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, bonds, and floating interest rate securities. Obligations of financial institutions include certificates of deposit and time deposits. A Portfolio may also invest in repurchase agreements, including those secured by U.S. Treasuries, or other instruments issued by U.S. Government agencies. Some government agencies backed by the full faith and credit of the United States are supported by the issuer's ability to borrow from the United States Treasury, some are supported only by the credit of the issuer, and some are supported by the United States in some other way. With respect to these cash ~~and cash equivalent~~ investments, a Portfolio will:

• invest in high-quality, short-term money market instruments that present minimal credit risks, as determined by Janus Capital;
• invest only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended); and
• maintain a dollar-weighted average portfolio maturity of 1-7 days.

Specific investments and certain related risks may include, but are not limited to:

• *Commercial Paper.* Each Portfolio may purchase commercial paper. Commercial paper is a debt obligation usually issued by corporations in order to finance their current operations. Commercial paper is usually repaid at maturity by the issuer from the proceeds of the issuance of new commercial paper. As a result, investments in commercial paper are subject to the risk the issuer cannot issue enough new commercial paper to satisfy its outstanding commercial paper, also known as rollover risk. In addition, under certain circumstances commercial paper may become illiquid or may suffer from reduced liquidity.
• *Mortgage- and Asset-Backed Securities.* Each Portfolio may purchase fixed or variable rate commercial or residential mortgage-backed securities issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or other governmental or government-related entities. Ginnie Mae's guarantees are backed by the full faith and credit of the U.S. Government, which means that the U.S. Government guarantees that the interest and principal will be paid when due. Fannie Mae and Freddie Mac securities are not backed by the full faith and credit of the U.S. Government. The Portfolios may also purchase mortgage- and asset-backed securities through single- and multi-seller conduits, collateralized debt obligations, structured investment vehicles, and other similar securities. Asset-backed securities may be backed by various consumer obligations, including automobile loans, equipment leases, credit card receivables, or other collateral. In the event the underlying loans are not paid, the securities' issuer could be forced to sell the assets and recognize losses on such assets, which could impact a Portfolio's yield and your return.
• *Obligations of Financial Institutions.* Each Portfolio may invest in obligations of financial institutions. Examples of obligations of financial institutions include: negotiable certificates of deposit, bankers' acceptances,

time deposits, and other obligations of U.S. banks (including savings and loan associations) having total assets in excess of one billion dollars and U.S. branches of foreign banks having total assets in excess of ten billion dollars); Eurodollar and Yankee bank obligations (Eurodollar bank obligations are dollar-denominated certificates of deposit or time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks; Yankee bank obligations are dollar-denominated obligations issued in the U.S. capital markets by foreign banks.); and other U.S. dollar-denominated obligations of foreign banks having total assets in excess of ten billion dollars that Janus Capital believes are of an investment quality comparable to obligations of U.S. banks in which a Portfolio may invest. To the extent a Portfolio focuses on these financial services sector investments, it will be at risk in the event of an economic downturn or other market event, which increases the risk of your investment. A decline in the credit quality of an issuer, the provider of credit support, may also have a negative effect on the Portfolio. Foreign, Eurodollar, and, to a limited extent, Yankee bank obligations are subject to certain sovereign risks.

- *Repurchase Agreements.* Each Portfolio may enter into repurchase agreements collateralized by cash, U.S. Treasuries, U.S. Government securities, or other securities deemed appropriate by Janus Capital. Repurchase agreements are transactions in which a Portfolio purchases securities and simultaneously commits to resell those securities to the seller at an agreed-upon price on an agreed-upon future date. The repurchase price reflects a market rate of interest. Repurchase agreements involve the risk that the seller will fail to repurchase the security, as agreed. In that case, the Portfolio will bear the risk of market value fluctuations until the security can be sold, and may encounter delays and incur costs in liquidating the security.

- *U.S. Government Securities.* Each Portfolio may invest in U.S. Government securities. U.S. Government securities include those issued directly by the U.S. Treasury and those issued or guaranteed by various U.S. Government agencies and instrumentalities. Some government securities are backed by the full faith and credit of the United States. Other government securities are backed only by the rights of the issuer to borrow from the U.S. Treasury. Others are supported by the discretionary authority of the U.S. Government to purchase the obligations. Certain other government securities are supported only by the credit of the issuer. For securities not backed by the full faith and credit of the United States, a Portfolio must look principally to the agency or instrumentality issuing or guaranteeing the securities for repayment and may not be able to assert a claim against the United States if the agency or instrumentality does not meet its commitment. Such securities may involve increased risk of loss of principal and interest compared to government debt securities that are backed by the full faith and credit of the United States. Because of the rising U.S. Government debt burden, it is possible that the U.S. Government may not be able to meet its financial obligations or that securities issued or backed by the U.S. Government may experience credit downgrades. Such a credit event may adversely affect the financial markets.

A Portfolio may also invest in affiliated or unaffiliated money market funds that invest in the instruments described above.

A Portfolio may also invest its cash in a cash sweep program, an arrangement in which the Portfolio's uninvested cash balance is used to purchase shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles at the end of each day. To the extent a Portfolio invests through a sweep program, it is subject to the risks of the account or fund into which it is investing, including liquidity issues that may delay the Portfolio from accessing its cash. The Portfolios and certain underlying funds may purchase unlimited shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles.

Portfolio Turnover
Portfolio turnover rates are not a factor in making buy and sell decisions. The Portfolios normally seek long-term investment, although the Portfolios may sell shares of the underlying funds regardless of how long they have been held. Portfolio turnover is affected by market conditions, the Allocation Adjustment Program, and changes in the size of a Portfolio (including due to shareholder purchases and redemptions). Changes are normally made in a Portfolio's holdings on a weekly basis, pursuant to the Allocation Adjustment Program. Portfolio turnover rates are not a factor in the Allocation Adjustment Program. The Portfolios' transactions in the underlying funds incur brokerage commissions. Due to the nature of the Allocation Adjustment Program, the Portfolios may have higher portfolio turnover compared to other fund of funds.

Increased portfolio turnover may result in higher costs for brokerage commissions, dealer mark-ups, and other transaction costs. Higher costs associated with increased portfolio turnover also may have a negative effect on a Portfolio's performance.

Securities Lending

A Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions on a short-term or long-term basis. Each Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination. When a Portfolio lends its securities, it receives collateral (including cash collateral), at least equal to the value of securities loaned. The Portfolio may earn income by investing this collateral in one or more affiliated or non-affiliated cash management vehicles. It is also possible that, due to a decline in the value of a cash management vehicle in which collateral is invested, the Portfolio may lose money. There is also the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral provided to the Portfolio to collateralize the loan. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio. Janus Capital intends to manage the cash collateral in an affiliated cash management vehicle and will receive an investment advisory fee for managing such assets.

RISKS OF THE PORTFOLIOS

The value of your investment will vary over time, sometimes significantly, and you may lose money by investing in the Portfolios.

Allocation Risk. The Portfolios are managed pursuant to the Allocation Adjustment Program, and are therefore subject to the risk that the investment strategies and resulting allocation employed for the Portfolios may fail to produce the intended results. A Portfolio may underperform its benchmark index or other mutual funds with similar investment objectives. A Portfolio's ability to achieve its investment objective depends largely upon its allocation of assets among the underlying funds and cash, using the Allocation Adjustment Program. You could lose money on your investment in a Portfolio as a result of these allocations. The Portfolios will typically invest in various different underlying ETFs and cash; however, to the extent that a Portfolio invests a significant portion of its assets in a single underlying ETF, it will be more sensitive to the risks associated with that fund and any investments in which that fund focuses. To the extent a Portfolio's assets are allocated to the cash asset class, it will be subject to risks associated with its cash holdings, may generate returns that are lower than inflation and, in periods of rising market prices, such Portfolio may be unable to participate in such price increases as fully as it may have if its assets were allocated to underlying ETFs.

Investment Process Risk. No assurance can be given that a Portfolio's investment strategy will be successful under all or any market conditions. Janus Capital does not have prior experience using the Allocation Adjustment Program. Although the Allocation Adjustment Program is designed to achieve each Portfolio's investment objective, there is no guarantee that it will achieve the desired results, and there is a risk that it may not be successful in identifying how a Portfolio's assets should be adjusted to reduce the risk of loss in down markets while participating in the upside growth of markets. Historical performance does not indicate future performance, and the assumption that markets will continue to rise where an asset class is valued higher (or continue to fall where an asset class is valued lower) than its 252-day moving average may prove to be incorrect under certain market conditions. In such cases, implementing a signal from the Allocation Adjustment Program may result in maintaining or increasing market exposure (or a reduction in exposure), might not provide the intended results, and may adversely impact the Portfolio's performance.

Fund of Funds Structure Risk. To varying degrees, each Portfolio intends to allocate assets among underlying funds that invest in global equity and fixed-income securities (not including Growth Portfolio), and also among cash. The allocation of each Portfolio's assets to underlying funds may not be successful in achieving the Portfolio's investment objective. There is a risk that you may experience lower returns by investing in a Portfolio instead of investing directly in an underlying fund. A Portfolio's returns are directly related to the aggregate performance and expenses of the underlying funds in which it invests. A Portfolio, as a shareholder in the underlying fund, will indirectly bear its pro rata share of the expenses incurred by the underlying funds. A Portfolio's return will be net of these expenses, and these expenses may be higher or lower depending upon the allocation of its assets among the underlying funds and the actual expenses of the underlying funds. There is additional risk for the Portfolios with respect to aggregation of holdings of underlying funds. The aggregation of

holdings of underlying funds may result in a Portfolio indirectly having concentrated assets in a particular industry, geographical sector, or single company. Such indirect concentrated holdings may have the effect of increasing the volatility of the Portfolio's returns. The Portfolios do not control the investments of the underlying funds, or any indirect concentration that occurs as a result of the underlying funds following their investment objectives.

Nondiversification Risk. Each Portfolio is classified as nondiversified under the Investment Company Act of 1940, as amended. This gives the Portfolios more flexibility to hold larger positions in a smaller number of securities. As a result, an increase or decrease in the value of an ETF held by a Portfolio may have a greater impact on such Portfolio's net asset value and total return.

Cash Holdings Risk. The Portfolios may allocate up to 50%, 65% and 100% of its assets to cash and cash investments~~equivalents~~ for Conservative Portfolio, Moderate Portfolio, and Growth Portfolio, respectively. To the extent a Portfolio's assets are allocated to the cash asset class, such Portfolio may be subject to the following risks:

- *Interest Rate Risk.* Although a Portfolio seeks to invest only in high-quality, short-term money market instruments, there is a risk that the value of the securities it may hold will fall as a result of the changes in interest rates. Rising interest rates could cause the value of a Portfolio's investments to decline, and a decline in interest rates is likely to cause the Portfolio's income to decline. During periods of unusually low interest rates, a Portfolio's income may approach zero.
- *Credit Quality Risk.* The value of the securities that a Portfolio may hold may fall based on an issuer's actual or perceived creditworthiness, or an issuer's ability to meet its obligations. The credit quality of a Portfolio's holdings can change rapidly in certain market environments, and any downgrade or default of a portfolio security could result in a decline in the Portfolio's income and potentially in the value of the Portfolio's investments.
- *Liquidity Risk.* The liquidity of the securities that a Portfolio may hold may deteriorate rapidly due to credit events affecting one or more issuers or guarantors or due to general market conditions and a lack of willing buyers. In such cases, a Portfolio may have to accept a lower price or may be unable to sell a security. An inability to sell one or more securities may negatively affect a Portfolio's income or prevent the Portfolio from being able to take advantage of other investment opportunities.
- *Income Risk.* The value of a Portfolio may vary as short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates. For capital preservation and liquidity, a Portfolio may have a greater concentration in short-term securities including, but not limited to, investing up to all of its assets in overnight securities, which may result in a reduction of the Portfolio's income.
- *Collateral Risk.* With respect to collateral received in repurchase transactions or other investments, a Portfolio may have significant exposure to financial services, mortgage markets, and government agencies not secured by the full faith and credit of the United States. Such exposure, depending on market conditions, could have a negative impact on a Portfolio, including minimizing the value of any collateral.
- *Counterparty Risk.* Portfolio transactions involving a counterparty are subject to the risk that the counterparty or a third party will not fulfill its obligation to a Portfolio ("counterparty risk"). Counterparty risk may arise because of the counterparty's financial condition (i.e., financial difficulties, bankruptcy, or insolvency), market activities and developments, or other reasons, whether foreseen or not. A counterparty's inability to fulfill its obligation may result in significant financial loss to a Portfolio. A Portfolio may be unable to recover its investment from the counterparty or may obtain a limited recovery, and/or recovery may be delayed. A Portfolio may be exposed to counterparty risk through its investments in certain securities, including, but not limited to, repurchase agreements and debt securities. A Portfolio intends to enter into financial transactions with counterparties that Janus Capital believes to be creditworthy at the time of the transaction. There is always the risk that Janus Capital's analysis of a counterparty's creditworthiness is incorrect or may change due to market conditions. To the extent that a Portfolio focuses its transactions with a limited number of counterparties, it will have greater exposure to the risks associated with one or more counterparties.

Additionally, to the extent the Portfolio purchases shares of affiliated or non-affiliated money market funds, or cash management pooled investment vehicles, it would bear its pro rata portion of such fund's expenses, in addition to the expenses the Portfolio bears directly in connection with its own operation.

Risks Associated with the Underlying Funds and Securities

The biggest risk is that the underlying funds' returns will vary, and you could lose money. There can be no assurance that an underlying fund will achieve its investment objective.

The following information is intended to help you better understand some of the risks of investing in the Portfolios. The impact of the following risks on a Portfolio may vary depending on the Portfolio's investment allocation. The greater a Portfolio's allocation to an underlying fund or investment, the greater the Portfolio's exposure to the risks associated with that underlying fund or investment. Additional information is available in the underlying funds' prospectuses and statements of additional information available on the SEC's website at http://www.sec.gov. Before investing in a Portfolio, you should consider carefully the risks that you assume when investing in that Portfolio.

Collateral Risk. With respect to collateral received in repurchase transactions or other investments, an underlying fund or a Portfolio may have significant exposure to financial services, mortgage markets, and government agencies not secured by the full faith and credit of the United States. Such exposure, depending on market conditions, could have a negative impact on an underlying fund, including minimizing the value of any collateral.

Concentration Risk. An underlying fund may focus its investments in related industry groups. To the extent that one or more underlying fund's investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class, the investments in one or more underlying fund's portfolio may share common characteristics and react similarly to market developments, including adverse events, which may result in an increased risk of loss more than the market as a whole. For example, many companies with a life science orientation are highly regulated and may be dependent upon certain types of technology. As a result, changes in government funding or subsidies, new or anticipated legislative changes, or technological advances could affect the value of such companies and, therefore, the net asset value of one or more underlying fund. Sectors in which certain underlying funds focus include, but are not limited to:

- *Consumer Discretionary Sector Risk.* The consumer discretionary sector may be affected by changes in domestic and international economies, exchange and interest rates, competition, consumers' disposable income, consumer preferences, social trends, and marketing campaigns.
- *Consumer Staples Sector Risk.* The consumer staples sector may be affected by marketing campaigns, changes in consumer demands, government regulations, and changes in commodity prices.
- *Energy Sector Risk.* The value of securities issued by companies in the energy sector may decline for many reasons, including, among others, changes in energy prices, government regulations, energy conservation efforts, and potential civil liabilities.
- *Financial Sector Risk.* Performance of companies in the financial sector may be adversely impacted by many factors, including, among others, government regulations, economic conditions, credit rating downgrades, changes in interest rates, and decreased liquidity in credit markets. The impact of more stringent capital requirements, recent or future regulation on any individual financial company, or recent or future regulation on the financial sector as a whole cannot be predicted.
- *Healthcare Sector Risk.* The healthcare sector may be affected by government regulations and government healthcare programs, increases or decreases in the cost of medical products and services, and product liability claims, among other factors. Many healthcare companies are heavily dependent on patent protection, and the expiration of a company's patent may adversely affect that company's profitability. Healthcare companies are subject to competitive forces that may result in price discounting, and may be thinly capitalized and susceptible to product obsolescence.
- *Industrials Sector Risk.* The industrials sector may be affected by changes in the supply of and demand for products and services, product obsolescence, claims for environmental damage or product liability, and general economic conditions, among other factors.
- *Information Technology Sector Risk.* Information technology companies face intense competition and potentially rapid product obsolescence. They are also heavily dependent on intellectual property rights and may be adversely affected by the loss or impairment of those rights.

Counterparty Risk. Portfolio or underlying fund transactions involving a counterparty are subject to the risk that the counterparty or a third party will not fulfill its obligation to such Portfolio or underlying fund ("counterparty risk").

Counterparty risk may arise because of the counterparty's financial condition (i.e., financial difficulties, bankruptcy, or insolvency), market activities and developments, or other reasons, whether foreseen or not. A counterparty's inability to fulfill its obligation may result in significant financial loss to a Portfolio, in connection with its cash asset allocation investments, or through an underlying fund. A Portfolio or an underlying fund may be unable to recover its investment from the counterparty or may obtain a limited recovery, and/or recovery may be delayed. A Portfolio, in connection with its cash asset allocation investments, or through an underlying fund may be exposed to counterparty risk to the extent it, or an underlying fund, participates in cash sweep arrangements whereby a Portfolio's or an underlying fund's cash balance is invested in one or more types of cash management vehicles. In addition, a Portfolio, in connection with its cash asset allocation investments, or through an underlying fund may be exposed to counterparty risk through investments in certain securities, including, but not limited to, repurchase agreements and debt securities. The Portfolios intend to enter into financial transactions with counterparties that Janus Capital believes to be creditworthy at the time of the transaction. There is always the risk that Janus Capital's analysis, or an underlying fund's analysis, of a counterparty's creditworthiness is incorrect or may change due to market conditions. To the extent that a Portfolio or an underlying fund focuses its transactions with a limited number of counterparties, it will have greater exposure to the risks associated with one or more counterparties.

Credit Quality Risk. A Portfolio, in connection with its cash asset allocation investments, and through investments in underlying funds holding fixed-income securities, a Portfolio is subject to the risks associated with the credit quality of the issuers of those fixed-income securities. Credit quality measures the likelihood that the issuer or borrower will meet its obligations on a bond. One of the fundamental risks for the underlying funds and the Portfolios is credit risk, which is the risk that an issuer will be unable to make principal and interest payments when due, or default on its obligations. Higher credit risk may negatively impact a Portfolio and an underlying fund's returns and yield. U.S. Government securities are generally considered to be the safest type of investment in terms of credit risk. Municipal obligations generally rank between U.S. Government securities and corporate debt securities in terms of credit safety. Corporate debt securities, particularly those rated below investment grade, present the highest credit risk.

Many fixed-income securities receive credit ratings from services such as Standard & Poor's, Fitch, and Moody's. These services assign ratings to securities by assessing the likelihood of issuer default. The lower a bond issue is rated by an agency, the more credit risk it is considered to represent. Lower rated instruments and securities generally pay interest at a higher rate to compensate for the associated greater risk. Interest rates can fluctuate in response to economic or market conditions, which can result in a fluctuation in the price of a security and impact your return and yield.

Currency Risk. An underlying fund's investments and strategies will involve exposure to foreign currencies. Currency risk is the risk that changes in the exchange rate between currencies will adversely affect the value (in U.S. dollar terms) of an investment. As long as an underlying fund holds a foreign security, its value will be affected by the value of the local currency relative to the U.S. dollar. When the underlying fund sells a foreign currency denominated security, its value may be worth less in U.S. dollars even if the security increases in value in its home country. U.S. dollar-denominated securities of foreign issuers may also be affected by currency risk, as the value of these securities may also be affected by changes in the issuer's local currency.

Depositary Receipt Investing Risks. An underlying fund may invest in depositary receipts ("DRs"), including listed unsponsored DRs. Unsponsored DRs may be established by a depositary without participation by the underlying issuer. Holders of an unsponsored DR generally bear all the costs associated with establishing the unsponsored DR. These investments may involve additional risks and considerations including, for example, risks related to adverse political and economic developments unique to a country or region, currency fluctuations or controls and the possibility of expropriation, nationalization or confiscatory taxation. The issuers of the securities underlying unsponsored DRs are not obligated to disclose material information in the U.S. and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts. Additionally, to the extent the value of a DR held by an underlying fund fails to track that of the underlying security, the use of the DR may result in tracking error in the underlying fund.

Derivatives Risk. While the Portfolios do not intend to invest directly in derivatives, certain underlying funds may invest in derivatives. Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities. Gains or losses from a derivative investment can be substantially greater than the derivative's original cost, and can therefore involve leverage. Leverage may cause an underlying fund to be more volatile than if it had not used leverage. Derivatives can be complex instruments and may involve analysis that differs from that required for other investment types used by an underlying fund. If the value of a derivative does not correlate well with the particular market or other asset class to which the derivative is intended to provide exposure, the derivative may not produce the anticipated result. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments and entail the risk that the counterparty will default on its payment obligations. If the counterparty to a derivative transaction defaults, an underlying fund would risk the loss of the net amount of the payments that it contractually is entitled to receive. To the extent an underlying fund enters into short derivative positions, the underlying fund may be exposed to risks similar to those associated with short sales, including the risk that the underlying fund's losses are theoretically unlimited.

Emerging Markets Risk. Within the parameters of its specific investment policies, an underlying fund may invest in securities of issuers or companies from or with exposure to one or more "developing countries" or "emerging market countries." Such countries include, but are not limited to, countries included in the MSCI Emerging Markets Index^{SM}. To the extent that an underlying fund invests a significant amount of its assets in one or more of these countries, its returns and net asset value may be affected to a large degree by events and economic conditions in such countries. The risks of foreign investing are heightened when investing in emerging markets, which may result in the price of investments in emerging markets experiencing sudden and sharp price swings. In many developing markets, there is less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies than in more developed markets, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on an underlying fund's investments. The securities markets of many of these countries may also be smaller, less liquid, and subject to greater price volatility than those in the United States. In the event of a default on any investments in foreign debt obligations, it may be more difficult for an underlying fund to obtain or to enforce a judgment against the issuers of such securities. In addition, an underlying fund's investments may be denominated in foreign currencies and therefore, changes in the value of a country's currency compared to the U.S. dollar may affect the value of the underlying fund's investments. To the extent that an underlying fund invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the underlying fund's performance. An underlying fund may be subject to emerging markets risk to the extent that it invests in securities of issuers or companies which are not considered to be from emerging markets, but which have customers, products, or transactions associated with emerging markets. Additionally, foreign and emerging market risks, including but not limited to price controls, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, nationalization, and restrictions on repatriation of assets may be heightened to the extent an underlying fund invests in Chinese local market securities. Some of the risks of investing directly in foreign and emerging market securities may be reduced when an underlying fund invests indirectly in foreign securities through various other investment vehicles including derivatives, which also involve other risks.

Equity Securities Risk. Consistent with its investment strategy and target allocations, all or a significant portion a Portfolio's assets may be allocated to equity investments through investments in underlying funds. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. The value of an underlying fund's portfolio may decrease if the value of an individual company or security, or multiple companies or securities, in the portfolio decreases. Further, regardless of how well individual companies or securities perform, the value of an underlying fund's portfolio could also decrease if there are deteriorating economic or market conditions, including, but not limited to, a general decline in prices on the stock markets, or perceptions regarding the industries in which the issuers of securities the underlying fund holds participate.

Exchange-Traded Funds Risk. Each Portfolio invests in underlying ETFs. ETFs are typically open-end investment companies, which may be actively managed or passively managed, that generally seek to track the performance of a specific index. ETFs are traded on a national securities exchange at market prices that may vary from the net asset value of their underlying investments. Accordingly, there may be times when an ETF trades at a premium or discount and a Portfolio may pay more or less than NAV when it buys ETF shares, and a Portfolio may receive more or less than NAV when it sells those shares. ETFs also involve the risk that an active trading market for an ETF's shares may not develop or be maintained. Similarly, because the value of ETF shares depends on the demand in the market, the Portfolio may not be able to purchase or sell an ETF at the most optimal time, which could adversely affect the Portfolio's performance.

ETFs that track particular indices may be unable to match the performance of such underlying indices due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. An underlying index and fund reconstitute and rebalance only when the index provider determines to reconstitute and rebalance the underlying index, which may cause the performance of the underlying index and the underlying fund to deviate from that of the market the underlying index seeks to track. This deviation results from changes to index component securities being reflected in the market more quickly than the index provider's methodology can track because of the annual reconstitution process and the intermittent rebalancing of individual index component securities for corporate actions. In addition, an ETF that tracks a particular index may not utilize an investing strategy that seeks returns in excess of its underlying index and would not necessarily buy or sell a security unless that security is added or removed, respectively, from its underlying index, even if that security generally is underperforming. Certain underlying ETFs are subject to index sampling risk, which is the chance that the securities selected for an underlying fund, in the aggregate, will not provide investment performance matching that of such underlying fund's target index.

Trading of an underlying ETF's shares may be halted by the activation of individual or market-wide "circuit breakers" (which halt trading for a specific period of time when the price of a particular security or overall market prices decline by a specified percentage). Trading of the ETF shares may also be halted if (1) the shares are delisted from an exchange without first being listed on another exchange or (2) exchange officials determine that such action is appropriate in the interest of a fair and orderly market or for the protection of investors.

Fixed-Income Securities Risk. Through a Portfolio's investments in underlying funds holding fixed-income securities, the Portfolio is subject to the risks associated with investments in a variety of fixed-income securities, which may be less volatile than underlying funds that invest most of their assets in common stocks; returns and yields will vary, and you could lose money. Typically, the values of fixed-income securities change inversely with prevailing interest rates. Therefore, a fundamental risk of fixed-income securities is interest rate risk, which is the risk that the value of such securities will generally decline as prevailing interest rates rise, which may cause an underlying fund's net asset value to likewise decrease. How specific fixed-income securities may react to changes in interest rates will depend on the specific characteristics of each security. For example, while securities with longer maturities tend to produce higher yields, they also tend to be more sensitive to changes in prevailing interest rates and are therefore more volatile than shorter-term securities and are subject to greater market fluctuations as a result of changes in interest rates. Fixed-income securities are also subject to credit risk, income risk, call risk, prepayment risk, extension risk, valuation risk, and liquidity risk.

- *Credit risk* is the risk that the credit strength of an issuer of a fixed-income security will weaken and/or that the issuer will be unable to make timely principal and interest payments and that the security may go into default.
- *Income risk* is the risk that an underlying fund's income may decline when interest rates fall, or when there is a change in an underlying fund's investments because (i) the bonds in the underlying fund's portfolio mature and it subsequently invests in lower-yielding bonds, (ii) the bonds in the ETF's underlying index are substituted, or (iii) the underlying fund otherwise needs to purchase additional bonds.
- *Call risk* is the risk that during periods of falling interest rates, an issuer of a callable bond held by an underlying fund may "call" or repay the security before its stated maturity, and the underlying fund may have to reinvest the proceeds at lower interest rates, resulting in a decline in the underlying fund's income.
- *Prepayment risk* is the risk that during periods of falling interest rates, certain fixed-income securities with higher interest rates, such as mortgage- and asset-backed securities, may be prepaid by their issuers thereby reducing the amount of interest payments. This may result in an underlying fund having to reinvest its proceeds in lower yielding securities.
- *Extension risk* is the risk that during periods of rising interest rates, certain debt obligations may be paid off more slowly than expected and the value of those securities may fall sharply, resulting in a decline in an underlying fund's income and potentially in the value of an underlying fund's investments.

- *Valuation risk* is the risk that one or more of the fixed-income securities in which an underlying fund invests are priced differently than the value realized upon such security's sale. In times of market instability, valuation may be more difficult.
- *Liquidity risk* is the risk that fixed-income securities may be difficult or impossible to sell at the time that an underlying fund seeks to sell. Liquidity risk may be increased to the extent that an underlying fund invests in Rule 144A and restricted securities.

In addition, to the extent an underlying fund invests in fixed-income securities in a particular industry or economic sector, its share values may fluctuate in response to events affecting that industry or sector. Securities underlying mortgage- and asset-backed securities, which may include subprime mortgages, also may be subject to a higher degree of credit risk, valuation risk, and liquidity risk.

Foreign Exposure Risk. Certain underlying funds may have significant exposure to foreign markets as a result of their investments in foreign equity securities, including investments in emerging markets, which can be more volatile than the U.S. markets. With respect to investments in securities of issuers or companies that are economically tied to different countries throughout the world, securities may be deemed to be economically tied to a particular country based on such factors as the issuer's country of incorporation, primary listing, and other factors including, but not limited to operations, revenues, headquarters, management, and shareholder base. Investments in foreign securities, may involve greater risks than investing in domestic securities and investment returns and net asset value may depend on factors other than the performance of a particular company. These factors include, but may not be limited to, fluctuations in currency exchange rates, political and economic risk, regulatory risk, foreign market risk, geographic investment risk, and transaction costs. Foreign investments may be subject to heightened political and economic risks, particularly in emerging markets which may have relatively unstable governments, immature economic structures, national policies restricting investments by foreigners, social instability, and different and/or developing legal systems. There may be less government supervision of foreign markets. As a result, foreign issuers may not be subject to the uniform accounting, auditing, and financial reporting standards and practices applicable to domestic issuers, and there may be less publicly available information about foreign issuers. Foreign securities markets, particularly those of emerging market countries, may be less liquid and more volatile than domestic markets. In some foreign markets, there may not be protection against failure by other parties to complete transactions. It may not be possible to repatriate capital, dividends, interest, and other income from a particular country or governmental entity. In addition, a market swing in one or more countries or regions where an underlying fund or a Portfolio has invested a significant amount of its assets may have a greater effect on its performance than it would in a more geographically diversified portfolio. Costs of buying, selling, and holding foreign securities, including brokerage, tax, and custody costs, may be higher than those involved in domestic transactions.

Geographic Concentration Risk. Geographic concentration risk is the risk that world events, such as political upheaval, social conditions, financial troubles, or natural disasters in the countries or regions in which an underlying ETF invests will have a significant impact on the performance of the underlying ETF. Some of the markets in which certain underlying fund invests are located in parts of the world that have historically been prone to natural disasters, such as earthquakes, tornadoes, volcanic eruptions, droughts, floods, hurricanes, or tsunamis, and are economically sensitive to environmental events.

- *Risks of Investing in Asia.* Investments in securities of issuers in certain Asian countries involve risks that are specific to Asia, including certain legal, regulatory, political, and economic risks. Certain Asian countries have experienced expropriation and/or nationalization of assets, confiscatory taxation, political instability, armed conflict, and social instability as a result of religious, ethnic, socio-economic and/or political unrest. Some economies in this region are dependent on a range of commodities, and are strongly affected by international commodity prices and particularly vulnerable to price changes for these products. The market for securities in this region may also be directly influenced by the flow of international capital, and by the economic and market conditions of neighboring countries. Many Asian economies have experienced rapid growth and industrialization, and there is no assurance that this growth rate will be maintained. Some Asian economies are highly dependent on trade and economic conditions in other countries can impact these economies.
- *Risks of Investing in China.* China is a developing market and demonstrates significantly higher volatility from time to time in comparison to developed markets. China may be subject to considerable degrees of economic, political, and social instability. Internal social unrest or confrontations with other neighboring countries,

including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency convertibility, interest rate fluctuations, and higher rates of inflation.

- *Risks of Investing in Europe.* Certain underlying funds may have significant exposure to European markets. Developed and emerging market countries in Europe will be significantly affected by the fiscal and monetary controls of the European Monetary Union. Changes in regulations on trade, decreasing imports or exports, changes in the exchange rate of the euro, and recessions among European countries may have a significant adverse effect on the economies of other European countries including those of Eastern Europe. The markets in Eastern Europe remain relatively undeveloped and can be particularly sensitive to political and economic developments.
- *Risks of Investing in India.* Investments in Indian issuers involve risks that are specific to India, including legal, regulatory, political, and economic risks. Political and legal uncertainty, greater government control over the economy, currency fluctuations or blockage, and the risk of nationalization or expropriation of assets may result in higher potential for losses. The securities markets in India are relatively underdeveloped and may subject the Fund to higher transaction costs or greater uncertainty than investments in more developed securities markets.
- *Risks of Investing in Japan.* The Japanese economy may be subject to considerable degrees of economic, political, and social instability, which could have a negative impact on Japanese securities. Since the year 2000, Japan's economic growth rate has remained relatively low, and it may remain low in the future. In addition, Japan is subject to the risk of natural disasters, such as earthquakes, volcanic eruptions, typhoons, and tsunamis, which could negatively affect an underlying fund's investment.
- *Risks of Investing in North America.* Economic events in any one North American country can have a significant economic effect on the entire North American region and on some or all of the North American countries in which an underlying fund invests. Policy and legislative changes in one country may have a significant effect on North American markets generally, as well as on the value of certain securities held by an underlying fund.
- *Risks of Investing in South Korea.* Investments in South Korean issuers involve risks that are specific to South Korea, including legal, regulatory, political, currency, security, and economic risks. Substantial political tensions exist between North Korea and South Korea, and recently these political tensions have escalated. The outbreak of hostilities between the two nations, or even the threat of an outbreak of hostilities, will likely adversely impact the South Korean economy. In addition, South Korea's economic growth potential has recently been on a decline, mainly because of a rapidly aging population and structural problems.
- *Risks of Investing in the United States.* An underlying fund may have significant exposure to U.S. issuers. A decrease in imports or exports, changes in trade regulations and/or an economic recession in the United States may have a material adverse effect on the U.S. economy and the securities listed on U.S. exchanges. The financial crisis that began in 2007 caused a significant decline in the value and liquidity of issuers in the United States. Policy and legislative changes in the United States are changing many aspects of financial and other regulation and may have a significant effect on the U.S. markets generally, as well as the value of certain securities. In addition, a continued rise in the U.S. public debt level or U.S. austerity measures may adversely affect U.S. economic growth and the securities to which an underlying fund has exposure.

Illiquid Securities Risk. To the extent a Portfolio or underlying fund invests in illiquid securities or securities that become less liquid, such investments may have a negative effect on the returns of the Portfolio or underlying fund because the Portfolio or underlying fund may be unable to sell the illiquid securities at an advantageous time or price. To the extent that a Portfolio or underlying fund invests in securities with substantial market and/or credit risk, the Portfolio or underlying fund will tend to have the greatest exposure to liquidity risk. Liquidity risk may be the result of, among other things, the reduced number and capacity of traditional market participants to make a market in fixed-income securities or the lack of an active market. Liquid investments may become illiquid or less liquid after purchase by a Portfolio or underlying fund, particularly during periods of market turmoil or economic uncertainty. Illiquid and relatively less liquid investments may be harder to value, especially in changing markets. Although a Portfolio or underlying fund may primarily seek to redeem its shares in-kind, if the Portfolio or underlying fund is forced to sell underlying investments at reduced prices or under unfavorable conditions to meet redemption requests or for other cash needs, the Portfolio or underlying fund may suffer a loss. This may be magnified in a rising interest rate environment or other circumstances where redemptions from a Portfolio or underlying fund may be higher than normal. It may also be the case that other market participants may be attempting to liquidate holdings at the same time as the Portfolio or underlying fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure. There can be no assurance that a security that is deemed to be liquid when purchased will continue to be liquid for as long as it is held by the Portfolio or underlying fund.

Large-Capitalization Companies Risk. Certain underlying funds' investments in securities issued by large-capitalization companies will be subject to the risk that returns on stocks of large companies could trail the returns on investments in stocks of small- and mid-sized companies. Large-cap stocks tend to go through cycles of doing better – or worse – than other segments of the stock market or the stock market in general. These periods have, in the past, lasted for as long as several years.

Market Risk. The market price of investments owned by the Portfolio or an underlying fund may go up or down. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money. If the value of the underlying fund's portfolio decreases, an underlying fund's net asset value will also decrease, resulting in a decrease in a Portfolio's net asset value, which means if you sell your shares in the Portfolio, you may lose money. Market risk may affect a single issuer, industry, economic sector, or the market as a whole, and its impact on specific equity securities held by the underlying funds will vary. For example, an economic downturn or other market event can have a significant negative effect on issuers in the financial services sector. To the extent the investments of a Portfolio or underlying fund are focused in this sector, there is an increased risk to your investment.

Mortgage- and Asset-Backed Securities Risk. A Portfolio or underlying ETF may invest in mortgage-backed securities, some of which may not be backed by the full faith and credit of the U.S. Government. Mortgage-backed securities represent interests in "pools" of mortgages and are subject to prepayment risk, which is the risk that during periods of falling interest rates, an issuer of mortgages and other securities may be able to repay principal prior to the security's maturity causing an underlying fund to have to reinvest in securities with a lower yield, resulting in a decline in the underlying fund's income. Mortgage-backed securities are also subject to extension risk, which is the risk that when interest rates rise, certain mortgage-backed securities will be paid off substantially more slowly than originally anticipated and the value of those securities may fall sharply, resulting in a decline in income and potentially in the value of the investment. Because of prepayment and extension risk, mortgage-backed securities react differently to changes in interest rates than other bonds. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed securities. These securities are also subject to the risk of default on the underlying mortgage, particularly during periods of economic downturn.

The value of a Portfolio's or underlying fund's investment in asset-backed securities may be adversely affected by changes in interest rates, factors concerning the interests in and structure of the issuer or originator of the receivables, the creditworthiness of the entities that provide any supporting letters of credit, surety bonds, or other credit or liquidity enhancements, and/or the market's assessment of the quality of the underlying assets. Generally, the originating bank or credit provider is neither the obligor nor the guarantor of the security, and interest and principal payments ultimately depend upon payment of the underlying loans by individuals. A Portfolio or underlying fund could incur a loss if the underlying loans are not paid. In addition, most asset-backed securities are subject to prepayment risk in a declining interest rate environment. The impact of prepayments on the value of asset-backed securities may be difficult to predict and may result in greater volatility. Rising interest rates tend to extend the duration of asset-backed securities, making them more volatile and sensitive to changing interest rates.

Passive Investment Risk. The underlying ETFs are not actively managed and therefore an ETF might not sell shares of a security due to current or projected underperformance of a security, industry, or sector, unless that security is removed from the index or the selling of shares is otherwise required upon a rebalancing of the index the ETF seeks to track. Maintaining investments in securities without attempting to take defensive positions, regardless of market conditions or the performance of individual securities, could cause an underlying ETF's return to be lower than if it had employed an active strategy.

Rule 144A Securities Risk. Certain underlying funds may invest in Rule 144A securities that are not registered for sale to the general public under the Securities Act of 1933, as amended, but which may be resold to certain institutional investors. Such securities may be determined to be liquid in accordance with guidelines established by the underlying funds' Trustees. However, an insufficient number of qualified institutional buyers interested in purchasing Rule 144A securities at a particular time could affect negatively an underlying fund's ability to dispose of such securities promptly or at expected prices. As such, even if determined to be liquid, an underlying fund's investment in Rule 144A securities may subject the underlying fund to enhanced liquidity risk and potentially increase the underlying fund's exposure to illiquid investments if eligible buyers become uninterested in buying Rule 144A securities at a particular time.

Small- and Mid-Sized Companies Risk. Due to certain underlying funds' investments in securities issued by small- and mid-sized companies, such underlying funds' net asset value may fluctuate more than that of an underlying fund investing primarily in large companies. An underlying fund's investments in securities issued by small- and mid-sized companies, which can include smaller, start-up companies offering emerging products or services, may involve greater risks than are customarily associated with larger, more established companies. For example, while small- and mid-sized companies may realize more substantial growth than larger or more established issuers, they may also suffer more significant losses as a result of their narrow product lines, limited operating history, greater exposure to competitive threats, limited financial resources, limited trading markets, and the potential lack of management depth. Securities issued by small- and mid-sized companies tend to be more volatile and somewhat more speculative than securities issued by larger or more established companies and may underperform as compared to the securities of larger companies. These holdings are also subject to wider price fluctuations and tend to be less liquid than stocks of larger companies, which could have a significant adverse effect on an underlying fund's returns, especially as market conditions change.

Valuation Risk. The sale price that an underlying fund could receive for a security may differ from such fund's valuation of the security and may differ from the value used by its underlying index, particularly for securities or assets that trade in low volume or volatile markets, or that are valued using a fair value methodology. Because non-U.S. exchanges may be open on days when an underlying fund does not price its shares, the value of the securities or assets in the fund's portfolio may change on days when the Portfolio will not be able to purchase or sell the fund's shares. In addition, for purposes of calculating an underlying fund's NAV, the value of assets denominated in non-U.S. currencies is converted into U.S. dollars using prevailing market rates on the date of valuation as quoted by one or more data service providers. This conversion may result in a difference between the prices used to calculate an underlying fund's NAV and the prices used by its underlying index, which, in turn, could result in a difference between such underlying fund's performance and the performance of its underlying index.

MANAGEMENT OF THE PORTFOLIOS

INVESTMENT ADVISOR

Janus Capital Management LLC, 151 Detroit Street, Denver, Colorado 80206-4805, is the investment adviser to the Portfolios. Janus Capital is responsible for the day-to-day management of the Portfolios' investment portfolios and furnishes continuous advice and recommendations concerning the Portfolios' investments. Janus Capital also provides certain administration and other services and is responsible for other business affairs of the Portfolios. Janus Capital is a direct subsidiary of Janus Capital Group Inc. ("JCGI"), a publicly traded company with principal operations in financial asset management businesses. JCGI owns approximately 95% of Janus Capital, with the remaining 5% held by Janus Management Holdings Corporation. As of December 31, 2015, The Dai-ichi Life Insurance Company, Limited ("Dai-ichi Life") owned 19.91% of JCGI. Pursuant to a strategic alliance agreement with JCGI, Dai-ichi Life may not own more than 20% of JCGI. Dai-ichi Life is not considered an affiliate or controlling person of JCGI for purposes of U.S. federal securities laws. As of the date of this Prospectus, Dai-ichi Life owned 100% of Protective Life.

Janus Capital (together with its predecessors) has served as investment adviser to Janus mutual funds since 1970 and currently serves as investment adviser to all of the Janus funds, acts as subadviser for a number of private-label mutual funds, and provides separate account advisory services for institutional accounts and other unregistered products.

Janus Capital has received an exemptive order from the Securities and Exchange Commission that permits Janus Capital, subject to the approval of the Trustees, to appoint or replace certain subadvisers to manage all or a portion of a Portfolio's assets and enter into, amend, or terminate a subadvisory agreement with certain subadvisers without obtaining shareholder approval (a "manager-of-managers structure"). The manager-of-managers structure applies to subadvisers that are not affiliated with the Trust or Janus Capital ("non-affiliated sub-advisers"), as well as any subadviser that is an indirect or direct "wholly-owned subsidiary" (as such term is defined by the Investment Company Act of 1940, as amended) of Janus Capital or of another company that, indirectly or directly, wholly owns Janus Capital (collectively, "wholly-owned subadvisers").

Pursuant to the order, Janus Capital, with the approval of the Trustees, has the discretion to terminate any subadviser and allocate and, as appropriate, reallocate a Portfolio's assets among Janus Capital and any other non-affiliated subadvisers or wholly-owned subadvisers (including terminating a non-affiliated subadviser and replacing it with a wholly-owned subadviser). To the extent that a Portfolio's assets are allocated to one or more subadvisers, Janus Capital, subject to oversight and supervision by the Trustees, would have responsibility to oversee such subadviser(s) to the Portfolio and to recommend for approval by the Trustees, the hiring, termination, and replacement of a subadviser for the Portfolio. The order also permits a Portfolio to disclose subadvisers' fees only in the aggregate in the SAI. In the event that Janus Capital hires a subadviser pursuant to the manager-of-managers structure, a Portfolio would provide shareholders with information about the subadviser and subadvisory agreement within 90 days.

[The Trustees and the initial shareholder of each Portfolio have approved the use of a manager-of-managers structure for the Portfolio.]

Janus Capital furnishes certain administration, compliance, and accounting services for the Portfolios and is reimbursed by the Portfolios for certain of its costs in providing those services (to the extent Janus Capital seeks reimbursement and such costs are not otherwise waived). In addition, employees of Janus Capital and/or its affiliates may serve as officers of the Trust. Janus Capital provides office space for the Portfolios. [Some expenses related to compensation payable to the Janus funds' Chief Compliance Officer and compliance staff are shared with the Janus funds. The Portfolios also pay for salaries, fees, and expenses of certain Janus Capital employees and Portfolio officers, with respect to certain specified administration functions they perform on behalf of the Janus funds.] The Janus funds pay these costs based on out-of-pocket expenses incurred by Janus Capital, and these costs are separate and apart from advisory fees and other expenses paid in connection with the investment advisory services Janus Capital provides to the Portfolios.

MANAGEMENT EXPENSES

Each Portfolio pays Janus Capital an investment advisory fee and incurs expenses, including the distribution and shareholder servicing fees (12b-1 fee), any transfer agent and custodian fees and expenses, legal and auditing fees, printing and mailing costs of sending reports and other information to existing shareholders, and Independent Trustees' fees and expenses. Each Portfolio's investment advisory fee is calculated daily and paid monthly. Each Portfolio's advisory agreement details the investment advisory fee and other expenses that each Portfolio must pay.

The following table reflects each Portfolio's contractual investment advisory fee rate (expressed as an annual rate). The rate shown is a fixed rate based on each Portfolio's average daily net assets.

Portfolio Name	Average Daily Net Assets of the Portfolio	Contractual Investment Advisory Fee[1] (%) (annual rate)
Conservative Portfolio	[___]	[_____]
Moderate Portfolio	[___]	[_____]
Growth Portfolio	[___]	[_____]

(1) Janus Capital has agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that each Portfolio's total annual fund operating expenses (excluding the distribution and shareholder servicing fees, administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, and extraordinary expenses) exceed a certain level until at least [_____]. Application of an expense waiver and its effect on annual fund operating expenses is reflected, when applicable, in the "Fees and Expenses of the Portfolio" table in each Portfolio Summary of the Prospectus, and additional information is included under "Expense Limitations" below. The waivers are not reflected in the contractual fee rate shown.

A discussion regarding the basis for the Trustees' approval of the Portfolios' investment advisory agreement will be included in each Portfolio's next annual report (for the period ending December 31) or semiannual report (for the period ending June 30) to shareholders, following such approval. You can request the Portfolios' annual or semiannual reports (as they become available), free of charge, by contacting [Protective Life~~Insurance Company~~], your financial advisor, or by contacting a Janus representative at 1-[_____]. The reports are also available, free of charge, at [_____].

Expense Limitations

Janus Capital has contractually agreed to waive the advisory fee payable by each Portfolio or reimburse expenses in an amount equal to the amount, if any, that the Portfolio's normal operating expenses in any fiscal year, including the investment advisory fee, but excluding the distribution and shareholder servicing fees, administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, and extraordinary expenses, exceed the annual rate shown below. For information about how the expense limit affects the total expenses of each Portfolio, see the "Fees and Expenses of the Portfolio" table in each Portfolio Summary of the Prospectus. Janus Capital has agreed to continue each waiver until at least [May 1, 2017]. Mortality risk, expense risk, and other charges imposed by [Protective Life~~Insurance Company~~] are also excluded from the expense limitation noted.

Portfolio Name	Expense Limit Percentage (%)
Conservative Portfolio [1]	[_____]
Moderate Portfolio [1]	[_____]
Growth Portfolio [1]	[_____]

(1) Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed during the period beginning with the Portfolio's commencement of operations and expiring on the third anniversary of the commencement of operations, which could then be considered a deferral. Janus Capital may elect to recoup such amounts only if: (i) recoupment is obtained within three years from the date an amount is waived or reimbursed to the Portfolio, and (ii) the Portfolio's expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limit at the time of waiver or at the time of recoupment. ~~For a period beginning with the Portfolio's commencement of operations ([_____]) and expiring on the [_____] anniversary of the commencement of operations, Janus Capital may recover from the Portfolio fees and expenses previously waived or reimbursed, which could then be considered a deferral, if the Portfolio's expense ratio, including recovered expenses, falls below the expense limit.~~

INVESTMENT PERSONNEL

Conservative Portfolio
Moderate Portfolio
Growth Portfolio

Co-Portfolio Managers Scott Weiner and Benjamin Wang jointly share responsibility for the day-to-day management of Conservative Portfolio, Moderate Portfolio, and Growth Portfolio, with no limitation on the authority of one co-portfolio manager in relation to the other.

Scott M. Weiner, DPhil, is [Executive Vice President and] Co-Portfolio Manager of Conservative Portfolio, Moderate Portfolio, and Growth Portfolio, which he has co-managed since [_____, 2016]. He is also Portfolio Manager of other Janus accounts. Mr. Weiner joined Janus Capital in _____ 2014 [following Janus Capital's acquisition of VelocityShares, LLC]. Prior to joining Janus Capital, Mr. Weiner was _____ at VelocityShares, LLC from _____ to _____ 2014, and Managing Director and U.S. Head of Equity Derivatives and Quantitative Strategy at Deutsche Bank from _____ to _____. He holds a Finance degree from the Wharton School of the University of Pennsylvania, a Master's degree in Economics from the University of Oxford, and also received his Doctorate in Economics from the University of Oxford.

Benjamin Wang, CFA, is [Executive Vice President and] Co-Portfolio Manager of Conservative Portfolio, Moderate Portfolio, and Growth Portfolio, which he has co-managed since [_____, 2016]. Mr. Wang joined Janus Capital in _____ 2014 [following Janus Capital's acquisition of VelocityShares, LLC]. Prior to joining Janus Capital, Mr. Wang was _____ at VelocityShares, LLC from _____ to _____ 2014, and an execution trader at Goldman Sachs Asset Management from [_____ to _____. (5 years prior to VS)]. He holds a Bachelor's degree and a Master of Engineering in Computer Science from the Massachusetts Institute of Technology, and a Master of Science degree in Financial Engineering from Columbia University. Mr. Wang holds the Chartered Financial Analyst designation.

Information about the portfolio managers' compensation structure and other accounts managed is included in the SAI.

OTHER INFORMATION

DISTRIBUTION OF THE PORTFOLIOS

The Portfolios are distributed by Janus Distributors LLC (the "Distributor"), which is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). To obtain information about FINRA member firms and their associated persons, you may contact FINRA at www.finra.org, or 1-800-289-9999.

DISTRIBUTION AND TAXES

DISTRIBUTIONS

To avoid taxation of the Portfolios, the Internal Revenue Code requires each Portfolio to distribute all or substantially all of its net investment income and any net capital gains realized on its investments at least annually. A Portfolio's income from certain dividends, interest, and any net realized short-term capital gains are paid to shareholders as ordinary income dividends. Net realized long-term capital gains, if any, are paid to a Portfolio's shareholders as capital gains distributions, regardless of how long Shares of such Portfolio have been held.

Distribution Schedule

Dividends for the Portfolios are normally declared and distributed in June and December. Capital gains are normally declared and distributed in June. However, in certain situations it may be necessary for a Portfolio to declare and distribute capital gains in December. If necessary, dividends and net capital gains may be distributed at other times as well. Distributions of net investment income and net capital gains, if any, are automatically reinvested in additional Shares of the Portfolios.

How Distributions Affect the Portfolio's NAV

Distributions are paid to shareholders as of the record date of a distribution of a Portfolio, regardless of how long the Shares of such Portfolio have been held. Undistributed dividends and net capital gains are included in each Portfolio's daily net asset value ("NAV"). The share price of a Portfolio drops by the amount of the distribution, net of any subsequent market fluctuations. For example, assume that on December 31, a Portfolio declared a dividend in the amount of $0.25 per share. If the Portfolio's share price was $10.00 on December 30, the Portfolio's share price on December 31 would be $9.75, barring market fluctuations.

TAXES

Taxes on Distributions

Because Shares of the Portfolios may be purchased only through variable annuity contracts, it is anticipated that any income dividends or net capital gains distributions made by a Portfolio will be exempt from current federal income taxation if left to accumulate within the variable annuity contract. Generally, withdrawals from such contracts may be subject to federal income tax at ordinary income rates. The federal income tax status of your investment depends on the features of your variable annuity contract. Further information may be found in [Protective Life~~Insurance Company~~]'s separate account prospectus.

The foregoing discussion is based in part on the assumption that the assets of each Portfolio constitute a "segregated asset account" and will satisfy the diversification requirements that apply to such accounts under Section 817(h) of the Internal Revenue Code. If a Portfolio's assets did not satisfy those requirements, any variable annuity contract through which Shares of that Portfolio were purchased could fail to qualify as an annuity contract for federal income tax purposes. In such case, the contract owner would be subject to current taxation on the income under the contract at ordinary income tax rates, even if such income was not actually withdrawn from the contract.

The discussion above also is generally based on the assumption that Shares of a Portfolio purchased through variable annuity contracts will be respected as owned by [Protective Life~~Insurance Company~~]'s separate accounts. If this is not the case (for example, because the Internal Revenue Service finds an impermissible level of "investor control" over the investment options underlying the variable annuity contracts), the advantageous federal income tax treatment provided in respect of variable contracts under the Internal Revenue Code will no longer be available, and the person or persons determined to own the Portfolio Shares (which could include the variable annuity contract holder) will be currently taxed under the Internal Revenue Code on Portfolio distributions and on the gain on any redemption of Portfolio Shares.

Taxation of the Portfolios

Dividends, interest, and some capital gains received by the Portfolios on foreign securities may be subject to foreign tax withholding or other foreign taxes. If a Portfolio is eligible, it may from year to year make the election permitted under Section 853 of the Internal Revenue Code to pass through such taxes to shareholders as a foreign tax credit. If such an election is not made, any foreign taxes paid or accrued will represent an expense to the Portfolios.

The Portfolios do not expect to pay any federal income or excise taxes because each intends to meet certain requirements of the Internal Revenue Code. In addition, because the Shares of each Portfolio are sold in connection with variable annuity contracts, each Portfolio intends to satisfy the diversification requirements applicable to [Protective LifeInsurance Company]'s segregated asset accounts under Section 817(h) of the Internal Revenue Code.

SHAREHOLDER'S GUIDE

Investors may not purchase or redeem Shares of the Portfolios directly. Shares may be purchased or redeemed only through variable annuity contracts offered by the separate accounts of [Protective Life~~Insurance Company~~]. **Refer to the prospectus for [Protective Life's~~Insurance Company's~~] separate account for instructions on purchasing or selling variable annuity contracts and on how to select specific Portfolios as an investment option.**

~~[With certain limited exceptions, the Portfolios are generally available only to shareholders residing in the United States and employees of Janus or its affiliates. For purposes of this policy, the Portfolios require that a shareholder and/or entity be a U.S. citizen residing in the United States or a U.S. Territory (including overseas U.S. military or diplomatic addresses) or a resident alien residing in the United States or a U.S. Territory with a valid U.S. Taxpayer Identification Number to open an account with a Portfolio.]~~

PRICING OF PORTFOLIO SHARES

The per share NAV for each class is computed by dividing the total value of assets allocated to the class, less liabilities allocated to that class, by the total number of outstanding shares of the class. The value of a Portfolio's investment in an underlying fund is based upon the closing price of such underlying fund on the applicable exchange. A Portfolio's NAV is calculated as of the close of the regular trading session of the New York Stock Exchange ("NYSE") (normally 4:00 p.m. New York time) each day that the NYSE is open ("business day"). However, the NAV may be calculated earlier if trading on the NYSE is restricted, or as permitted by the Securities and Exchange Commission ("SEC"). Foreign securities held by an underlying fund may be traded on days and at times when the NYSE is closed and the NAV is therefore not calculated. Accordingly, the value of a Portfolio's holdings may change on days that are not business days in the United States and on which you will not be able to purchase or redeem a Portfolio's Shares.

All purchases and redemptions will be duly processed at the NAV next calculated after your request is received in good order by a Portfolio or its agents. In order to receive a day's price, an order must be received in good order by a Portfolio or its agents by the close of the regular trading session of the NYSE.

Securities held by the Portfolio, including the underlying funds, are valued in accordance with policies and procedures established by and under the supervision of the Trustees. Certain short-term instruments maturing within 60 days or less may be valued at amortized cost, which approximates market value. If a market quotation or evaluated price for a security is not readily available or is deemed unreliable, or if an event that is expected to affect the value of the security occurs after the close of the principal exchange or market on which the security is traded, and before the close of the NYSE, a fair value of the security will be determined in good faith under the policies and procedures. Such events include, but are not limited to: (i) a significant event that may affect the securities of a single issuer, such as a merger, bankruptcy, or significant issuer-specific development; (ii) an event that may affect an entire market, such as a natural disaster or significant governmental action; (iii) a non-significant event such as a market closing early or not opening, or a security trading halt; and (iv) pricing of a non-valued security and a restricted or non-public security.

DISTRIBUTION SERVICING AND ADMINISTRATIVE SERVICE FEES
Distribution Servicing Plan
Under a distribution servicing plan (the "Plan") adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended, the Shares may pay the Distributor a fee at an annual rate of up to [0.25]% of the average daily net assets of the Shares of a Portfolio. Under the terms of the Plan, the Trust is authorized to make payments to the Distributor for remittance to [Protective Life~~Insurance Company~~] as compensation for distribution and/or administrative services performed by [Protective Life~~Insurance Company~~ or its agents]. Because 12b-1 fees are paid out of the Portfolios' assets on an ongoing basis, over time they will increase the cost of your investment and may cost you more than paying other types of sales charges.

Administrative Service Fees
Janus Services receives an administrative services fee at an annual rate of [0.10]% of the average daily net assets of each Portfolio for providing, or arranging for the provision by [Protective Life~~Insurance Company~~] of administrative services, including recordkeeping, subaccounting, order processing, or other shareholder services provided on behalf

of shareholders of the Portfolios. Other shareholders services may include the provision of order confirmations, periodic account statements, forwarding prospectuses, shareholder reports, and other materials to existing customers, and answering inquiries regarding accounts. Janus Services expects to use this entire fee to compensate [Protective Life~~Insurance Company~~] for providing these services to its customers who invest in the Portfolios.

PAYMENTS TO [PROTECTIVE LIFE~~INSURANCE COMPANY~~] BY JANUS CAPITAL OR ITS AFFILIATES

From its own assets, Janus Capital or its affiliates pay fees to [Protective Life~~Insurance Company~~] distribution, marketing, and/or promotion of the Portfolios or perform related services for contract owners. Such payments may be based on gross sales or assets under management, or on a combination of these factors. The amount of these payments is determined from time to time by Janus Capital and may be substantial. Payments based primarily on sales create an incentive to make new sales of shares, while payments based on assets create an incentive to retain previously sold shares. Asset-based payments currently range up to [0.10% ~~—~~] basis points on average annual net assets of shares held through [Protective Life~~Insurance Company~~] and are subject to change. Janus Capital and its affiliates consider a number of factors in making payments to [Protective Life~~Insurance Company~~].

Janus Capital or its affiliates may pay fees, from their own assets, to [Protective Life~~Insurance Company~~] for providing recordkeeping, subaccounting, transaction processing, and other shareholder or administrative services in connection with investments in the Portfolios These fees are in addition to any fees that may be paid by the Portfolios for these types of services or other services.

In addition, Janus Capital or its affiliates may also share certain marketing expenses with [Protective Life~~Insurance Company~~] and/or other intermediaries, or pay for or sponsor informational meetings, seminars, client awareness events, support for marketing materials, sales reporting, or business building programs for such intermediaries to raise awareness of the Portfolios. Janus Capital or its affiliates may make payments to participate in intermediary marketing support programs which may provide Janus Capital or its affiliates with one or more of the following benefits: attendance at sales conferences, participation in meetings or training sessions, access to or information about intermediary personnel, use of an intermediary's marketing and communication infrastructure, fund analysis tools, business planning and strategy sessions with intermediary personnel, information on industry- or platform-specific developments, trends and service providers, and other marketing-related services. Such payments may be in addition to, or in lieu of, the fees described above. These payments are intended to promote the sales of Janus funds and to reimburse financial intermediaries, directly or indirectly, for the costs that they or their salespersons incur in connection with educational seminars, meetings, and training efforts about the Janus funds to enable the intermediaries and their salespersons to make suitable recommendations, provide useful services, and maintain the necessary infrastructure to make the Janus funds available to their customers.

The receipt of (or prospect of receiving) fees or reimbursements and other forms of compensation described above may provide [Protective Life~~Insurance Company~~] and/or other financial intermediaries and its salespersons with an incentive to favor sales of Janus funds' shares over sales of other mutual funds (or non-mutual fund investments) with respect to which the financial intermediary does not receive such payments or receives them in a lower amount. The receipt of these payments may cause [Protective Life~~Insurance Company~~ and/or] certain financial intermediaries to elevate the prominence of the Janus funds within such financial intermediary's organization by, for example, placement on a list of preferred or recommended funds and/or the provision of preferential or enhanced opportunities to promote the Janus funds in various ways within such financial intermediary's organization.

From time to time, certain financial intermediaries approach Janus Capital to request that Janus Capital make contributions to certain charitable organizations. In these cases, Janus Capital's contribution may result in the financial intermediary, or its salespersons, recommending Janus funds over other mutual funds (or non-mutual fund investments).

[The payment arrangements described above will not change the price a contract owner pays for Shares nor the amount that a Janus Portfolio receives to invest on behalf of the contract owner. You should consider whether such arrangements exist when evaluating any recommendations from an intermediary to purchase or sell Shares. Please contact your financial adviser for details on such arrangements.]

PURCHASES

Purchases of Shares may be made only by the separate accounts of [Protective Life~~Insurance Company~~] for the purpose of funding variable annuity contracts. Refer to the prospectus of [Protective Life~~Insurance Company~~]'s separate account for information on how to invest in the Shares of each Portfolio, including any minimum purchase requirements. Under certain circumstances, the Portfolios may permit an in-kind purchase of Shares. [Protective Life~~Insurance company~~] and certain other designated organizations are authorized to receive purchase orders on the Portfolios' behalf. As discussed under "Payments to [Protective Life~~Insurance Company~~] by Janus Capital or Its Affiliates," Janus Capital and its affiliates may make payments to [Protective Life~~Insurance Company~~], its affiliates, or other financial intermediaries that were instrumental in the acquisition or retention of accounts for the Portfolios or that provide services in connection with investments in the Portfolios. You should consider such arrangements when evaluating any recommendation of the Portfolios.

Each Portfolio reserves the right to reject any purchase order, including exchange purchases, for any reason. The Portfolios are not intended for excessive trading. For more information about the Portfolios' policy on excessive trading, refer to "Excessive Trading."

In compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"), [Protective Life~~Insurance Company~~] is required to verify certain information on your account application as part of its Anti-Money Laundering Program. You will be required to provide your full name, date of birth, social security number, and permanent street address to assist in verifying your identity. You may also be asked to provide documents that may help to establish your identity. Until verification of your identity is made, [Protective Life~~Insurance Company~~] may temporarily limit additional share purchases. In addition, [Protective Life~~Insurance Company~~] may close an account if it is~~they are~~ unable to verify a shareholder's identity. Please contact [Protective Life~~Insurance Company~~] if you need additional assistance when completing your application or additional information about [Protective Life~~Insurance Company~~]'s Anti-Money Laundering Program.

In an effort to ensure compliance with this law, Janus Capital's Anti-Money Laundering Program (the "Program") provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program, and an independent audit function to determine the effectiveness of the Program.

[Potential Conflicts

Although the Portfolios do not currently anticipate any disadvantages to policy owners because each Portfolio offers its Shares the separate accounts of [Protective Life~~Insurance Company~~], which is unaffiliated with Janus Capital, for the purpose of funding variable annuity contracts, there is a possibility that a material conflict may arise. The Trustees monitor events in an effort to identify any disadvantages or material irreconcilable conflicts and to determine what action, if any, should be taken in response. If a material disadvantage or conflict is identified, the Trustees may require one or more [Protective Life~~Insurance Company~~] separate accounts to withdraw its investments in one or more Portfolios or substitute Shares of another Portfolio. If this occurs, a Portfolio may be forced to sell its securities at disadvantageous prices. In addition, the Portfolios may refuse to sell their Shares to any separate account or may suspend or terminate the offering of a Portfolio's Shares if such action is required by law or regulatory authority or is in the best interests of that Portfolio's shareholders.]

REDEMPTIONS

Redemptions, like purchases, may be effected only through the separate accounts of [Protective Life~~Insurance Company~~]. Please refer to [Protective Life~~Insurance Company~~]'s separate account prospectus for details.

Shares of each Portfolio may be redeemed on any business day on which the Portfolio's NAV is calculated. Redemptions are duly processed at the NAV next calculated after your redemption order is received in good order by a Portfolio or its agents. Redemption proceeds will normally be sent the business day following receipt of the redemption order.

Each Portfolio reserves the right to postpone payment of redemption proceeds for up to seven calendar days. Additionally, the right to require the Portfolios to redeem their Shares may be suspended, or the date of payment may be postponed beyond seven calendar days, whenever: (i) trading on the NYSE is restricted, as determined by the SEC, or the NYSE is closed (except for holidays and weekends); (ii) the SEC permits such suspension and so orders; or (iii) an emergency exists as determined by the SEC so that disposal of securities or determination of NAV is not reasonably practicable.

Large Shareholder Redemptions

Certain large shareholders may from time to time own (beneficially or of record) or control a significant percentage of a Portfolio's shares. Redemptions by these large shareholders of their holdings may cause a Portfolio to sell securities at times when it would not otherwise do so, which may negatively impact the Portfolio's NAV and liquidity. Similarly, large purchases may adversely affect a Portfolio's performance to the extent that the Portfolio is delayed in investing new cash and is required to maintain a larger cash position that it ordinarily would. A large shareholder purchase or redemption may also increase transaction costs. In addition, a large redemption could result in a Portfolio's current expenses being allocated over a smaller asset base, which could lead to an increase in the Portfolio's expense ratio.

Redemptions In-Kind

Shares normally will be redeemed for cash, although each Portfolio retains the right to redeem some or all of its shares in-kind under unusual circumstances, in order to protect the interests of remaining shareholders, to accommodate a request by a particular shareholder that does not adversely affect the interests of the remaining shareholders, or in connection with the liquidation of a portfolio, by delivery of securities selected from its assets at its discretion. In-kind payment means payment will be made in portfolio securities rather than cash, and may potentially include illiquid securities. Illiquid securities may not be able to be sold quickly or at a price that reflects full value, or there may not be a market for such securities, which could cause the redeeming shareholder to realize losses on the security if the security is sold at a price lower than that at which it had been valued. If a Portfolio makes an in-kind payment, the redeeming shareholder might incur brokerage or other transaction costs to convert the securities to cash, whereas such costs are borne by the Portfolio for cash redemptions.

While a Portfolio may pay redemptions in-kind, a Portfolio may instead choose to raise cash to meet redemption requests through the sale of portfolio securities or permissible borrowings. If a Portfolio is forced to sell securities at an unfavorable time and/or under unfavorable conditions, such sales may adversely affect the Portfolio's NAV and may increase brokerage costs.

EXCESSIVE TRADING

Excessive Trading Policies and Procedures

[The Trustees have adopted policies and procedures with respect to short-term and excessive trading of Portfolio shares ("excessive trading"). Each Portfolio is intended for long-term investment purposes only, and the Portfolios will take reasonable steps to attempt to detect and deter short-term and excessive trading. Transactions placed in violation of the Portfolios' excessive trading policies may be cancelled or revoked by a Portfolio by the next business day following receipt by the Portfolio. The trading history of accounts determined to be under common ownership or control within any of the Janus funds may be considered in enforcing these policies and procedures. As described below, however, the Portfolios may not be able to identify all instances of excessive trading or completely eliminate the possibility of excessive trading. In particular, it may be difficult to identify excessive trading in certain accounts held through [Protective Life~~Insurance Company~~]. Purchases and redemptions of Shares by multiple contract owners are aggregated by [Protective Life~~Insurance Company~~] presented to the Portfolios on a net basis, may effectively conceal the identity of individual investors and their transactions from the Portfolios and their agents. This makes the elimination of excessive trading in the accounts impractical without the assistance of [Protective Life~~Insurance Company~~].

The Janus Portfolios attempt to deter excessive trading through at least the following methods:

• trade monitoring; and
• fair valuation of securities as described under "Pricing of Portfolio Shares."

Generally, a purchase and redemption of Shares from the same Portfolio (i.e., "round trip") within 90 calendar days may result in enforcement of a Portfolio's excessive trading policies and procedures with respect to future purchase orders, provided that each Portfolio reserves the right to reject any purchase request as explained above.

The Portfolios monitor for patterns of shareholder frequent trading and may suspend or permanently terminate the exchange privilege (if permitted by [Protective Life~~Insurance Company~~]) of any investor who makes more than one round trip in a Portfolio over a 90-day period, and may bar future purchases into the Portfolio and any of the other Janus funds by such investor. The Portfolios' excessive trading policies generally do not apply to asset allocation programs to realign portfolio investments with existing target allocations.

The Portfolios' Trustees may approve from time to time a redemption fee to be imposed by any Janus fund, subject to 60 days' notice to shareholders of that fund.

Investors who place transactions through the [Protective Life~~Insurance Company~~] on an omnibus basis may be deemed part of a group for the purpose of the Portfolios' excessive trading policies and procedures and may be rejected in whole or in part by a Portfolio. The Portfolios, however, cannot always identify or reasonably detect excessive trading that may be facilitated by [Protective Life~~Insurance Company~~] or made difficult to identify through the use of omnibus accounts that transmit purchase, exchange, and redemption orders to the Portfolios, and thus the Portfolios may have difficulty curtailing such activity. Transactions accepted by [Protective Life~~Insurance Company~~] in violation of the Portfolios' excessive trading policies may be cancelled or revoked by a Portfolio by the next business day following receipt by that Portfolio.

In an attempt to detect and deter excessive trading in omnibus accounts, the Portfolios or their agents may require [Protective Life~~Insurance Company~~] to impose restrictions on the trading activity of accounts. Such restrictions may include, but are not limited to, requiring that trades be placed by U.S. mail, prohibiting future purchases by investors who have recently redeemed Portfolio shares, requiring [Protective Life~~Insurance Company~~] to report information about customers who purchase and redeem large amounts, and similar restrictions. The Portfolios' ability to impose such restrictions with respect to accounts traded through [Protective Life~~Insurance Company~~] may vary depending on the systems' capabilities, applicable contractual and legal restrictions, and cooperation of the [Protective Life~~Insurance Company~~]. Please refer to your variable annuity prospectus for additional details and information about whether and how restrictions and limitations on trading activity may be applied to your account and how such trading activity is monitored.

Certain transactions in Portfolio shares, such as periodic rebalancing (no more frequently than every 60 days), or those which are made pursuant to systematic purchase, exchange, or redemption programs generally do not raise excessive trading concerns and normally do not require application of the Portfolios' methods to detect and deter excessive trading.

Each Portfolio also reserves the right to reject any purchase request (including exchange purchases) by any investor or group of investors for any reason without prior notice, including, in particular, if the trading activity in the account(s) is deemed to be disruptive to a Portfolio. For example, a Portfolio may refuse a purchase order if the portfolio managers believe they would be unable to invest the money effectively in accordance with the Portfolio's investment policies or the Portfolio would otherwise be adversely affected due to the size of the transaction, frequency of trading, or other factors.

The Portfolios' policies and procedures regarding excessive trading may be modified at any time by the Portfolios' Trustees.

Excessive Trading Risks
Excessive trading may present risks to a Portfolio's long-term shareholders. Excessive trading into and out of a Portfolio may disrupt portfolio investment strategies, may create taxable gains to remaining Portfolio shareholders, and may increase Portfolio expenses, all of which may negatively impact investment returns for all remaining shareholders, including long-term shareholders.

Although the Portfolios take steps to detect and deter excessive trading pursuant to the policies and procedures described in this Prospectus and approved by the Trustees, there is no assurance that these policies and procedures will be effective in limiting excessive trading in all circumstances. For example, the Portfolios may be unable to completely eliminate the possibility of excessive trading in certain omnibus accounts and other accounts traded through [Protective Life~~Insurance Company~~]. Omnibus accounts may effectively conceal the identity of individual investors and their transactions from the Portfolios and their agents. This makes the Portfolios' identification of excessive trading transactions in the Portfolios through an omnibus account difficult and makes the elimination of excessive trading in the account impractical without the assistance of [Protective Life~~Insurance Company~~]. Moreover, the contract between [Protective Life~~Insurance Company~~] and the owner of a variable annuity contract may govern the frequency with which the contract owner may cause [Protective Life~~Insurance Company~~] to purchase or redeem shares of a Portfolio. Although the Portfolios encourage [Protective Life~~Insurance Company~~] to take necessary actions to detect and deter excessive trading, it may be unable or unwilling to do so, and accordingly, the Portfolios cannot eliminate completely the possibility of excessive trading.

Shareholders that invest through an omnibus account should be aware that they may be subject to the policies and procedures of [Protective Life~~Insurance Company~~] with respect to excessive trading in the Portfolios.]

AVAILABILITY OF PORTFOLIO HOLDINGS INFORMATION

The Mutual Fund Holdings Disclosure Policies and Procedures adopted by Janus Capital and all mutual funds managed within the Janus fund complex are designed to be in the best interests of the portfolios and to protect the confidentiality of the portfolios' holdings. The following describes policies and procedures with respect to disclosure of portfolio holdings.

- *Full Holdings.* Each Portfolio is required to disclose its complete holdings in the quarterly holdings report on Form N-Q within 60 days of the end of the first and third fiscal quarters, and in the annual report and semiannual report to Portfolio shareholders. These reports (i) are available on the SEC's website at http://www.sec.gov; (ii) may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. (information on the Public Reference Room may be obtained by calling 1-800-SEC-0330); and (iii) are available without charge, upon request, by calling a Janus representative at 1-800-525-0020 (toll free). Portfolio holdings consisting of at least the names of the holdings are generally available on a calendar quarter-end basis with a 30-day lag. Holdings are generally posted approximately two business days thereafter under Full Holdings for each Portfolio at [_____.com].

  Each Portfolio may provide, upon request, historical full holdings on a monthly basis for periods prior to the previous quarter-end subject to a written confidentiality agreement.

- *Top Holdings.* Each Portfolio's top portfolio holdings, in order of position size and as a percentage of a Portfolio's total portfolio, are available monthly with a 15-day lag and on a calendar quarter-end basis with a 15-day lag.

- *Other Information.* Certain underlying funds may occasionally provide security breakdowns (e.g., industry, sector, regional, market capitalization, and asset allocation), top performance contributors/detractors, and specific portfolio level performance attribution information and statistics monthly with a 15-day lag and on a calendar quarter-end basis with a 15-day lag.

Full portfolio holdings will remain available on the Janus websites at least until a Form N-CSR or Form N-Q is filed with the SEC for the period that includes the date as of which the website information is current. Janus Capital may exclude from publication on its websites all or any portion of portfolio holdings or change the time periods of disclosure as deemed necessary to protect the interests of the Janus funds. Under extraordinary circumstances, exceptions to the Mutual Fund Holdings Disclosure Policies and Procedures may be made by Janus Capital's Chief Investment Officer(s) or their delegates. All exceptions shall be preapproved by the Chief Compliance Officer or his designee. Such exceptions may be made without prior notice to shareholders. Pursuant to confidentiality terms between [Protective Life~~Insurance Company~~] and the Portfolios, the Portfolios may provide full portfolio holdings to [Protective Life~~Insurance Company~~] from time to time as an exception to the policies described above. A summary of the Portfolios' holdings disclosure policies and procedures, which includes a discussion of any exceptions, is contained in the Portfolios' SAI.

SHAREHOLDER COMMUNICATIONS

[Protective Life~~Insurance Company~~] is responsible for providing annual and semiannual reports, including the financial statements of the Portfolios that you have authorized for investment. These reports show each Portfolio's investments and the market value of such investments, as well as other information about each Portfolio and its operations. Please contact your [Protective Life~~Insurance Company~~] or financial adviser to obtain these reports. The Trust's fiscal year ends December 31.

FINANCIAL HIGHLIGHTS

No financial highlights are presented for the Portfolios because the Portfolios are new.

APPENDIX A

INVESTMENT OBJECTIVES AND STRATEGIES OF THE UNDERLYING FUNDS
Below is a brief description of the investment objectives and strategies of each of the underlying funds in which a Portfolio, as of the date of this Prospectus, expects to invest. Each underlying fund has its own investment objective and strategies and may hold a wide range of securities and other instruments in its portfolio. No assurance can be given that the underlying funds will achieve their investment objectives or that their investment strategies will be successful under all or any market conditions. This Prospectus is not an offer for any of the underlying funds. Additional information is available in the underlying funds' prospectuses and statements of additional information available on the SEC's website at http://www.sec.gov.

The portfolio managers may choose to add or substitute other ETFs in order to obtain the desired market exposure, to further diversify and/or mitigate risk for a Portfolio, or for other reasons.

Potential Underlying Funds Included in the Global Equity Investments (Stocks) Asset Category

iShares® Core S&P 500 ETF [Ticker: IVV] seeks to track the investment results of an index composed of large-capitalization U.S. equities. To achieve its investment objective, the underlying fund generally invests at least 90% of its assets in securities of the S&P 500® Index and in depositary receipts representing securities of the S&P 500® Index.

iShares® Core S&P Small-Cap ETF [Ticker: IJR] seeks to track the investment results of an index composed of small-capitalization U.S. equities. To achieve its investment objective, the underlying fund generally invests at least 90% of its assets in securities of the S&P SmallCap 600® Index and in depositary receipts representing securities of the S&P SmallCap 600® Index.

iShares® MSCI All Country Asia ex-Japan ETF [Ticker: AAXJ] seeks to track the investment results of an index composed of Asian equities, excluding Japan. To achieve its investment objective, the underlying fund seeks to track the investment results of the MSCI AC Asia ex-Japan Index, which, as of June 30, 2015, is a free float-adjusted market capitalization index designed to measure equity market performance of the following 10 developed and emerging market countries or regions: China, Hong Kong, India, Indonesia, Malaysia, the Philippines, Singapore, South Korea, Taiwan, and Thailand.

iShares® MSCI Japan ETF [Ticker: EWJ] seeks to track the investment results of an index composed of Japanese equities. To achieve its investment objective, the underlying fund seeks to track the investment results of the MSCI Japan Index, which consists of stocks traded primarily on the Tokyo Stock Exchange.

iShares® MSCI United Kingdom ETF [Ticker: EWU] seeks to track the investment results of an index composed of U.K. equities. To achieve its investment objective, the underlying fund seeks to track the investment results of the MSCI United Kingdom Index, which consists of stocks traded primarily on the London Stock Exchange.

iShares® Russell 2000 ETF [Ticker: IWM] seeks to track the investment results of an index composed of small-capitalization U.S. equities. To achieve its investment objective, the underlying fund seeks to track the investment results of the Russell 2000® Index, which measures the performance of the small- capitalization sector of the U.S. equity market.

~~**Maxis® Nikkei 225 Index Fund [Ticker: NKY]** seeks investment results that correspond (before fees and expenses) generally to the price and yield performance the Nikkei Stock Average, commonly called the "Nikkei 225." To achieve its investment objective, the underlying fund, under normal circumstances, invests at least 80% of its assets in the securities in the Nikkei 225 or in depositary receipts representing securities in the Nikkei 225.~~

PowerShares QQQ Trust^SM, Series 1 [Ticker: QQQ] seeks to provide investment results that generally correspond to the price and yield performance of the NASDAQ-100 Index®. In seeking to achieve its investment objective, the underlying fund's portfolio, under most circumstances, consist of all of the NASDAQ-100 Index® securities.

SPDR® Euro Stoxx 50® ETF [Ticker: FEZ] seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the EURO STOXX 50® Index. To achieve its investment objective, under normal market conditions, the underlying fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the EURO STOXX 50® Index. The underlying fund employs a sampling strategy, which means that the underlying fund is not required to purchase all of the securities represented in the EURO STOXX 50® Index. Instead, the underlying fund may purchase a subset of the securities in the EURO STOXX 50® Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the EURO STOXX 50® Index.

SPDR® S&P 500® ETF [Ticker: SPY] seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index. To achieve its investment objective, the underlying fund holds a portfolio of the common stocks that are included in the S&P 500® Index, with the weight of each stock substantially corresponding to the weight of such stock in the S&P 500® Index.

Vanguard FTSE Europe ETF [Ticker: VGK] seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe. To achieve its investment objective, the underlying fund employs an indexing investment approach by investing all, or substantially all, of its assets in the common stocks included in the FTSE Developed Europe Index. The FTSE Developed Europe Index is made up of approximately 521 common stocks of companies located in 16 European countries—mostly companies in the United Kingdom, Switzerland, France, and Germany (which made up approximately 32.6%, 14.1%, 13.9%, and 13.3%, respectively, of the Index's market capitalization as of October 31, 2014). Other countries represented in the Index include Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, and Sweden.

Vanguard S&P 500 ETF [Ticker: VOO] seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. To achieve its investment objective, the underlying fund employs an indexing investment approach designed to track the performance of the S&P 500® Index, by investing all, or substantially all, of its assets in the stocks that make up the S&P 500® Index, holding each stock in approximately the same proportion as its weighting in the S&P 500® Index.

Potential Underlying Funds Included in the Fixed-Income Securities Asset Category

iShares® Core U.S. Aggregate Bond ETF [Ticker: AGG] seeks to track the investment results of an index composed of the total U.S. investment-grade bond market. To achieve its investment objective, the underlying fund seeks to track the investment results of the Barclays U.S. Aggregate Bond Index, which measures the performance of the total U.S. investment-grade bond market.

Vanguard Total Bond Market ETF [Ticker: BND] seeks to track the performance of a broad, market-weighted bond index. To achieve its investment objective, the underlying fund employs an indexing investment approach designed to track the performance of the Barclays U.S. Aggregate Float Adjusted Index.

You can make inquiries and request other information, including a Statement of Additional Information, annual report, or semiannual report (as they become available), free of charge, by contacting [Protective Life~~Insurance Company~~], or by contacting a Janus representative at [_____]. The Portfolios' Statement of Additional Information and most recent annual and semiannual reports are also available, free of charge, at [_____]. Additional information about the Portfolios' investments is available in the Portfolios' annual and semiannual reports. In the Portfolios' annual and semiannual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Portfolios' performance during their last fiscal period. Other information is also available from financial intermediaries that sell Shares of the Portfolios.

The Statement of Additional Information provides detailed information about the Portfolios and is incorporated into this Prospectus by reference. You may review and copy information about the Portfolios (including the Portfolios' Statement of Additional Information) at the Public Reference Room of the SEC or get text only copies, after paying a duplicating fee, by sending an electronic request by e-mail to publicinfo@sec.gov or by writing to or calling the Commission's Public Reference Section, Washington, D.C. 20549-1520 (1-202-551-8090). Information on the operation of the Public Reference Room may also be obtained by calling this number. You may also obtain reports and other information about the Portfolios from the Electronic Data Gathering Analysis and Retrieval (EDGAR) Database on the SEC's website at http://www.sec.gov.

151 Detroit Street
Denver, CO 80206-4805
[_____]

The Trust's Investment Company Act File No. is [_____].

[_____, 2016]


Subject to Completion
Preliminary Statement of Additional Information Dated ~~December 14, 2015~~March 11, 2016

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


~~[Insurance Company~~Protective Life~~]~~ Dynamic Allocation Series – Conservative Portfolio
~~[Insurance Company~~Protective Life~~]~~ Dynamic Allocation Series – Moderate Portfolio
~~[Insurance Company~~Protective Life~~]~~ Dynamic Allocation Series – Growth Portfolio


Clayton Street Trust

Statement of Additional Information


This Statement of Additional Information ("SAI") expands upon and supplements the information contained in the current Prospectus for the shares (the "Shares") of the portfolios listed above (each, a "Portfolio" and collectively, the "Portfolios"), each of which is a separate series of Clayton Street Trust, a Delaware statutory trust (the "Trust"). Each of these series of the Trust represents shares of beneficial interest in a separate portfolio of securities and other assets with its own objective and policies.

Shares of the Portfolios may be purchased only by separate accounts for the purpose of funding variable annuity contracts issued exclusively by ~~[~~Protective Life~~]~~ Insurance Company and its affiliates ("~~Insurance Company~~Protective Life~~]~~").

This SAI is not a Prospectus and should be read in conjunction with the Portfolios' Prospectus dated [_____, 2016], and any supplements thereto, which are incorporated by reference into this SAI and may be obtained from ~~[Insurance Company~~Protective Life~~]~~, or by contacting a Janus representative at [_____]. This SAI contains additional and more detailed information about the Portfolios' operations and activities than the Prospectus. The Annual and Semiannual Reports (as they become available) are available, without charge, from ~~[Insurance Company~~Protective Life~~]~~, at [_____.com], or by contacting a Janus representative at [_____].

TABLE OF CONTENTS

CLASSIFICATION, INVESTMENT POLICIES AND RESTRICTIONS, AND INVESTMENT STRATEGIES AND RISKS

CLAYTON STREET TRUST

This Statement of Additional Information includes information about three separate series of the Trust. Each Portfolio is a series of the Trust, an open-end, management investment company.

CLASSIFICATION

The Investment Company Act of 1940, as amended ("1940 Act"), classifies mutual funds as either diversified or nondiversified. [Insurance Company Protective Life] Dynamic Allocation Series – Conservative Portfolio ("Conservative Portfolio"), [Insurance Company Protective Life] Dynamic Allocation Series – Moderate Portfolio ("Moderate Portfolio"), and [Insurance Company Protective Life] Dynamic Allocation Series – Growth Portfolio ("Growth Portfolio") are each classified as nondiversified.

ADVISER

Janus Capital Management LLC ("Janus Capital" or "Janus") is the investment adviser for each Portfolio.

INVESTMENT POLICIES AND RESTRICTIONS APPLICABLE TO ALL PORTFOLIOS

The Portfolios are subject to certain fundamental policies and restrictions that may not be changed without shareholder approval. Shareholder approval means approval by the lesser of: (i) more than 50% of the outstanding voting securities of the Trust (or a particular Portfolio or class of shares if a matter affects just that Portfolio or that class of shares) or (ii) 67% or more of the voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities of the Trust (or a particular Portfolio or class of shares) are present or represented by proxy. Each of the following policies applies to each Portfolio.

Each Portfolio may not:

(1) Purchase securities if 25% or more of the value of a Portfolio's total assets would be invested in the securities of issuers conducting their principal business activities in the same industry or group of industries, except to the extent a Portfolio's investments are indirectly concentrated by its investments in underlying ETFs;, provided that: (i) investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation; (ii) there is no limit on investments in U.S. Government securities or in obligations of domestic commercial banks (including U.S. branches of foreign banks subject to regulations under U.S. laws applicable to domestic banks and, to the extent that its parent is unconditionally liable for the obligation, foreign branches of U.S. banks); and (iii) this limitation shall not apply to a Portfolio's investments in municipal securities; and (iv) financial service companies are classified according to the end users of their services (for example, automobile finance, bank finance, and diversified finance are each considered to be a separate industry).

(2) Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this limitation shall not prevent a Portfolio from purchasing or selling foreign currencies, options, futures, swaps, forward contracts, or other derivative instruments, or from investing in securities or other instruments backed by physical commodities).

(3) Lend any security or make any other loan if, as a result, more than one-third of a Portfolio's total assets would be lent to other parties (but this limitation does not apply to investments in repurchase agreements, commercial paper, debt securities, or loans, including assignments and participation interests).

(4) Act as an underwriter of securities issued by others, except to the extent that a Portfolio may be deemed an underwriter in connection with the disposition of its portfolio securities.

(5) Borrow money except that a Portfolio may borrow money for temporary or emergency purposes (not for leveraging or investment). Borrowings from banks will not, in any event, exceed one-third of the value of a Portfolio's total assets (including the amount borrowed). The Portfolios may not issue "senior securities" in contravention of the 1940 Act.

(6) Purchase or sell real estate or any interest therein, except that a Portfolio may invest in debt obligations secured by real estate or interests therein or securities issued by companies that invest in real estate or interests therein.

As a fundamental policy, a Portfolio may, notwithstanding any other investment policy or limitation (whether or not fundamental), invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies, and limitations as such Portfolio.

The Board of Trustees ("Trustees") has adopted additional investment restrictions for the Portfolios. These restrictions are operating policies of the Portfolios and may be changed by the Trustees without shareholder approval. The additional restrictions adopted by the Trustees to date include the following:

(1) A Portfolio may not purchase securities on margin or make short sales of securities, except for short sales against the box and the use of short-term credit necessary for the clearance of purchases and sales of portfolio securities.

(2) A Portfolio may not pledge, mortgage, hypothecate, or encumber any of its assets except to secure permitted borrowings or in connection with permitted short sales.

(3) The Portfolios do not currently intend to purchase any security or enter into a repurchase agreement if, as a result, more than 15% of its net assets would be invested in repurchase agreements not entitling the holder to payment of principal and interest within seven days and in securities that are illiquid by virtue of legal or contractual restrictions on resale or the absence of a readily available market. The Trustees, or the Portfolios' investment adviser acting pursuant to authority delegated by the Trustees, may determine that a readily available market exists for: securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933, as amended ("Rule 144A Securities"), or any successor to such rule; Section 4(2) commercial paper; and municipal lease obligations. Accordingly, such securities may not be subject to the foregoing limitation. Certain securities previously deemed liquid may become illiquid in any subsequent assessment of liquidity factors affecting the security.

(4) The Portfolios may not invest in companies for the purpose of exercising control of management.

Unless otherwise stated, except for the policies with respect to investments in illiquid securities and borrowing, the percentage limitations included in these policies and elsewhere in the SAI and Prospectus normally apply only at the time of purchase of a security. So, for example, if a Portfolio or an underlying fund exceeds a limit as a result of market fluctuations or the sale of other securities, it will not be required to dispose of any securities. Each Portfolio will consider the concentration of its underlying ETFs when determining compliance with its concentration policy.

Under the terms of an exemptive order received from the Securities and Exchange Commission ("SEC"), each Portfolio may borrow money from or lend money to other funds that permit such transactions and for which Janus Capital or one of its affiliates serves as investment adviser. All such borrowing and lending will be subject to the above limits and to the limits and other conditions in such exemptive order. A Portfolio will borrow money through the program only when the costs are equal to or lower than the cost of bank loans. Interfund loans and borrowings normally extend overnight, but can have a maximum duration of seven days. A Portfolio will lend through the program only when the returns are higher than those available from other short-term instruments (such as repurchase agreements). A Portfolio may have to borrow from a bank at a higher interest rate if an interfund loan is called or not renewed. Any delay in repayment to a lending Portfolio could result in a lost investment opportunity or additional borrowing costs, and interfund loans are subject to the risk that the borrowing Portfolio may be unable to repay the loan when due. While it is expected that a Portfolio may borrow money through the program to satisfy redemption requests or to cover unanticipated cash shortfalls, a Portfolio may elect to not participate in the program during times of market uncertainty or distress or for other reasons.

For purposes of each Portfolio's policies on investing in particular industries, each Portfolio relies primarily on industry or industry group classifications as published by Bloomberg L.P. To the extent that the above classifications are so broad that the primary economic characteristics in a single class are materially different, the underlying funds may further classify issuers in accordance with industry classifications consistent with relevant SEC staff interpretations. The Portfolios may change any source used for determining industry classifications without prior shareholder notice or approval.

INVESTMENT STRATEGIES AND RISKS OF THE PORTFOLIOS AND THE UNDERLYING FUNDS

The investment objective, investment strategies, and principal risks of each Portfolio are described in the Portfolios' Prospectus. As discussed in the Prospectus, the Portfolios intend to invest in a dynamic portfolio of underlying exchange-traded funds (also referred to in this SAI as "ETFs," "underlying ETFs," or "underlying funds"), to pursue a target allocation of global equity and fixed income market exposure, and may also invest in cash and/or cash equivalents. The Portfolios intend to employ a proprietary, quantitative-based investment strategy in which allocations will be adjusted, based on market conditions, pursuant to a proprietary methodology co-developed by Janus Capital and [Insurance CompanyProtective Life] (the "Allocation Adjustment Program").

This SAI contains supplemental information about those strategies and risks and the types of securities that may be selected for the Portfolio or an underlying fund (for purposes of this section, each, a "fund"). Except as described below and except as otherwise specifically stated in the Prospectus or this SAI, each Portfolio's investment policies set forth in its Prospectus and in this SAI are not fundamental and may be changed without shareholder approval.

This section discusses investment strategies of the Portfolios, which may also apply to the underlying funds in which each Portfolio may invest. This section also details the risks associated with each investment strategy because each investment vehicle and technique contributes to a Portfolio's overall risk profile.

Bonds

A Portfolio or underlying fund may invest in U.S. dollar-denominated bonds. A bond is an interest-bearing security issued by a U.S. or non-U.S. company, or U.S. or non-U.S. governmental unit. The issuer of a bond has a contractual obligation to pay interest at a stated rate on specific dates and to repay principal (the bond's face value) periodically or on a specified maturity date. Bonds generally are used by corporations and governments to borrow money from investors.

An issuer may have the right to redeem or "call" a bond before maturity, in which case a fund may have to reinvest the proceeds at lower market rates. Similarly, a fund may have to reinvest interest income or payments received when bonds mature, sometimes at lower market rates. Most bonds bear interest income at a "coupon" rate that is fixed for the life of the bond. The value of a fixed-rate bond usually rises when market interest rates fall, and falls when market interest rates rise. Accordingly, a fixed-rate bond's yield (income as a percent of the bond's current value) may differ from its coupon rate as its value rises or falls. When an investor purchases a fixed-rate bond at a price that is greater than its face value, the investor is purchasing the bond at a premium. Conversely, when an investor purchases a fixed-rate bond at a price that is less than its face value, the investor is purchasing the bond at a discount. Fixed-rate bonds that are purchased at a discount pay less current income than securities with comparable yields that are purchased at face value, with the result that prices for such fixed-rate securities can be more volatile than prices for such securities that are purchased at face value. Other types of bonds bear interest at an interest rate that is adjusted periodically. Generally, prices of higher quality issues tend to fluctuate less with changes in market interest rates than prices of lower quality issues and prices of longer maturity issues tend to fluctuate more than prices of shorter maturity issues. Bonds may be senior or subordinated obligations. Senior obligations generally have the first and, in the event of liquidation, are paid before subordinated obligations. Bonds may be unsecured (backed only by the issuer's general creditworthiness) or secured (backed by specified collateral).

Borrowing

A Portfolio may borrow for temporary or emergency purposes and an underlying fund may borrow to the extent permitted by its investment policies, as limited by the 1940 Act, applicable exemptions, no-action letters, interpretations, and other pronouncements issued from time to time by the SEC and its staff or any other regulatory authority with jurisdiction. Borrowing will tend to exaggerate the effect on net asset value of any increase or decrease in the market value of a fund's portfolio. Money borrowed will be subject to interest costs that may or may not be recovered by earnings on the securities purchased with the proceeds of such borrowing. A fund also may be required to maintain minimum average balances in connection with a borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

Cash Position

As discussed in the Portfolios' Prospectus, a Portfolio's allocation to cash and/or cash equivalent investments may be as low as 0% or as high as up to 50%, 65%, and 100% of its assets for Conservative Portfolio, Moderate Portfolio, and Growth Portfolio, respectively, depending on prevailing market conditions and the results of the Allocation Adjustment Program. Securities that the Portfolio may invest in as a means of receiving a return on the portion of the Portfolio's assets allocated to cash include high quality debt obligations and obligations of financial institutions. Debt obligations may include commercial paper, notes, and bonds and floating interest rate securities. Obligations of financial institutions include certificates of deposit and time deposits. The Portfolio may also invest in repurchase agreements, including those secured by U.S. Treasuries, U.S. Government agencies or other securities deemed appropriate by Janus Capital. Some government agencies backed by the full faith and credit of the United States are supported by the issuer's ability to borrow from the United States Treasury, some are supported only by the credit of the issuer, and some are supported by the United States in some other way. A Portfolio may also invest in affiliated or unaffiliated money market funds which invest in the instruments described above. The Portfolio may also invest its cash in a cash sweep program, an arrangement in which the Portfolio's uninvested cash balance is used to purchase shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles at the end of each day. To the extent the Portfolio invests through a sweep program, it is subject to the risks of the account or fund into which it is investing, including liquidity issues that may delay the Portfolio from accessing its cash.

Custody Risk

Custody risk refers to the risks inherent in the process of clearing and settling trades and to the holding of securities, cash and other assets by local banks, agents and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that may not be subject to independent evaluation. Local agents are held only to the standards of care of their local markets, and thus may be subject to limited or no government oversight. Communications between the United States and emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates. In general, the less developed a country's securities market, the greater the likelihood of custody problems. Practices in relation to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in part because of the use of brokers and counterparties that are often less well capitalized, and custody and registration of assets in some countries may be unreliable. The possibility of fraud, negligence or undue influence being exerted by the issuer or refusal to recognize ownership exists in some emerging markets, and, along with other factors, could result in ownership registration being lost. In addition, the laws of certain countries may put limits on an underlying fund's ability to recover its assets if a foreign bank or depository or issuer of a security or an agent of any of the foregoing goes bankrupt. Such underlying fund would absorb any loss resulting from such custody problems and may have no successful claim for compensation.

Cyber Security Risk

With the increased use of the Internet to conduct business, the Portfolios and underlying funds are susceptible to operational and information security risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, infection by computer viruses or other malicious software code, gaining unauthorized access to systems, networks, or devices that are used to service the Portfolios' and the underlying funds' operations through "hacking" or other means for the purpose of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on the Portfolios' and underlying funds' websites. In addition, authorized persons could inadvertently or intentionally release confidential or proprietary information stored on the Portfolio's and underlying funds' systems.

Cyber security failures or breaches by the Portfolios' or underlying funds' third party service providers (including, but not limited to, Janus Capital, custodians, transfer agents, and financial intermediaries), or the subadvisers (if applicable) may cause disruptions and impact the service providers', the Portfolios', and underlying funds' business operations, potentially resulting in financial losses, the inability of fund shareholders to transact business and the funds to process transactions, inability to calculate a Portfolio's or underlying fund's net asset value, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. The Portfolios and underlying funds may incur incremental costs to prevent cyber incidents in the future. The Portfolios, underlying funds, and their shareholders could be negatively impacted as a result. While Janus Capital has established business continuity plans and risk management systems designed to prevent or reduce the impact of such cyber-attacks, there are inherent limitations in such plans and systems due in part to the ever-changing nature of technology and cyber-attack tactics. As such, there is a possibility that certain risks have not been adequately identified or prepared for. Furthermore, the Portfolios and underlying funds cannot directly control any cyber security plans and systems put in place by third party service providers. Cyber security risks are also present for issuers of securities in which a Portfolio invests, which could result in material adverse consequences for such issuers, and may cause a Portfolio's investment in such securities to lose value.

Diversification
The Portfolios are classified as "nondiversified" and the underlying funds may be classified as either "diversified" or "nondiversified." Diversification is a way to reduce risk by investing in a broad range of stocks or other securities. To be classified as "diversified" under the 1940 Act, a fund may not, with respect to 75% of its total assets, invest more than 5% of its total assets in any issuer and may not own more than 10% of the outstanding voting securities of an issuer. A fund that is classified as "nondiversified" under the 1940 Act is not subject to the same restrictions and therefore has the ability to take larger positions in a smaller number of issuers than a fund that is classified as "diversified." This gives a fund that is classified as nondiversified more flexibility to focus its investments in companies that the portfolio managers and/or investment personnel have identified as the most attractive for the investment objective and strategy of the fund. However, because the appreciation or depreciation of a single security may have a greater impact on the net asset value ("NAV") of a fund which is classified as nondiversified, its share price can be expected to fluctuate more than a comparable fund which is classified as diversified. This fluctuation, if significant, may affect the performance of a Portfolio or underlying fund.

Exchange-Traded Funds
An underlying fund may invest, and a Portfolio may invest up to 100% of its assets, in ETFs. ETFs are typically open-end investment companies, which may be actively managed or passively managed, that generally seek to track the performance of a specific index ("underlying index").

NAV/Premium/Discount. ETFs are traded on a national securities exchange at market prices that may vary from the net asset value of their underlying investments. Shares of an underlying fund may trade on stock exchanges at prices at, above or below the underlying fund's most recent NAV. The NAV of the underlying fund is calculated at the end of each business day and fluctuates with changes in the market value of the underlying fund's holdings. The trading price of an underlying fund's shares fluctuates continuously throughout trading hours based on both market supply of and demand for underlying fund shares and the underlying value of the underlying fund's portfolio holdings or NAV. As a result, the trading prices of an underlying fund's shares may deviate significantly from NAV during periods of market volatility and a Portfolio may pay more or less than NAV when it buys underlying fund shares, and a Portfolio may receive more or less than NAV when it sells underlying fund shares.

Index-Related Risk. There is no assurance that an index provider or any agents that may act on its behalf will compile an underlying fund's underlying index accurately, or that the underlying index will be determined, composed or calculated accurately. While the index provider provides descriptions of what the underlying index is designed to achieve, neither the index provider nor its agents provide any warranty or accept any liability in relation to the quality, accuracy or completeness of the underlying index or its related data, and they do not guarantee that the underlying index will be in line with the index provider's methodology. Apart from scheduled rebalances, the index provider or its agents may carry out additional ad hoc rebalances to the underlying index in order, for example, to correct an error in the selection of index constituents. When the underlying index of an underlying fund is rebalanced and the underlying fund in turn rebalances its portfolio to attempt to increase the correlation between the underlying fund's portfolio and the underlying index, any transaction costs and market exposure arising from such portfolio rebalancing will be borne directly by the underlying fund and its shareholders. Therefore, errors and additional ad hoc rebalances carried out by the index provider to the underlying index may increase the costs and the tracking error risk of the underlying fund.

Tracking Error Risk. An underlying fund that seeks to achieve a return which corresponds generally to an underlying index may be unable to reach its objective and the divergence of such underlying fund's performance from that of the underlying index is known as tracking error. Tracking error may occur because of differences between the securities and other instruments held in an underlying fund's portfolio and those included in the underlying index, pricing differences, transaction costs, the underlying fund holding uninvested cash, differences in timing of the accrual of dividends or interest, tax gains or losses, changes to the underlying index or the costs of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because an underlying fund incurs fees and expenses, while the underlying index does not.

Index Sampling Risk. Certain underlying funds invest by sampling the underlying index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the full underlying index in terms of key risk factors and other characteristics. There is a possibility that the securities selected for such an underlying fund, in the aggregate, will not provide investment performance matching that of the underlying fund's target index.

Asset Class Risk. The securities in an underlying fund's portfolio or its underlying index may underperform other securities or indexes that track other industries, groups of industries, markets, asset classes or sectors. Various types of securities, currencies and indexes may experience cycles of outperformance and underperformance in comparison to the general financial markets depending upon a number of factors, including, among other things, inflation, interest rates, productivity, global demand for local products or resources and regulation and governmental controls.

Market Trading Risk. ETFs also involve the risk that an active trading market for an ETF's shares may not develop or be maintained. Similarly, because the value of ETF shares depends on the demand in the market, a Portfolio may not be able to purchase or sell an underlying fund at the most optimal time, which could adversely affect such Portfolio's performance.

Authorized Participant Concentration Risk – For certain underlying funds, only authorized participants may engage in creation or redemption transactions directly with such underlying funds. These underlying funds have a limited number of institutions that act as authorized participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to an underlying fund and no other authorized participant is able to step forward to create or redeem, in either of these cases, the underlying fund shares may trade at a discount to NAV and possibly face delisting.

Secondary Market Trading Risk – ETF shares may be listed or traded on U.S. and non- U.S. stock exchanges other than the U.S. stock exchange where the ETF's primary listing is maintained. Shares of an underlying fund may trade in the secondary market at times when the underlying fund does not accept orders to purchase or redeem shares. At such times, shares may trade in the secondary market with more significant premiums or discounts than might be experienced at times when the underlying fund accepts purchase and redemption orders. Secondary market trading in underlying fund shares may be halted by a stock exchange because of market conditions or for other reasons.

Circuit Breakers Risk – Trading of ETF's shares may be halted by the activation of individual or market-wide "circuit breakers" (which halt trading for a specific period of time when the price of a particular security or overall market prices decline by a specified percentage). Trading of ETF shares may also be halted if (1) the shares are delisted from an exchange without first being listed on another exchange or (2) exchange officials determine that such action is appropriate in the interest of a fair and orderly market or for the protection of investors.

Short Sale Risk – ETF shares, similar to shares of other issuers listed on a stock exchange, may be sold short and are therefore subject to the risk of increased volatility and price decreases associated with being sold short.

Illiquid Investments
A Portfolio or underlying fund may hold illiquid securities, which may include securities subject to contractual or other restrictions on resale and other instruments that lack readily available markets, as determined in accordance with SEC staff guidance.

Because illiquid securities may not be readily marketable, a fund may not be able to dispose of them in a timely manner. As a result, the underlying fund may be forced to hold illiquid securities while their price depreciates and illiquid securities may trade at a discount to comparable, more liquid securities.

To the extent a Portfolio or underlying fund invests in illiquid securities or securities that become less liquid, such investments may have a negative effect on the returns of the Portfolio or underlying fund because the Portfolio or underlying fund may be unable to sell the illiquid securities at an advantageous time or price. To the extent that a Portfolio or underlying fund invests in securities with substantial market and/or credit risk, the Portfolio or underlying fund will tend to have the greatest exposure to liquidity risk. Liquidity risk may be the result of, among other things, the reduced number and capacity of traditional market participants to make a market in fixed-income securities or the lack of an active market. Liquid investments may become illiquid or less liquid after purchase by a Portfolio or underlying fund, particularly during periods of market turmoil or economic uncertainty. Illiquid and relatively less liquid investments may be harder to value, especially in changing markets. Although an underlying fund may primarily seek to redeem its shares in-kind, if the underlying fund is forced to sell underlying investments at reduced prices or under unfavorable conditions to meet redemption requests or for other cash needs, the Portfolio or underlying fund may suffer a loss. This may be magnified in a rising interest rate environment or other circumstances where redemptions from a Portfolio or underlying fund may be higher than normal. It may also be the case that other market participants may be attempting to liquidate holdings at the same time as the Portfolio or underlying fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure. There can be no assurance that a security that is deemed to be liquid when purchased will continue to be liquid for as long as it is held by the Portfolio or underlying fund.

The Portfolios may invest up to 15% of its net assets in illiquid investments. [The Trustees have authorized Janus Capital to make liquidity determinations with respect to certain securities, including Rule 144A Securities, commercial paper, and municipal lease obligations purchased by the Portfolios.][Under the guidelines established by the Trustees, Janus Capital will consider the following factors: (i) the frequency of trades and quoted prices for the security; (ii) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (iii) the willingness of dealers to undertake to make a market in the security; and (iv) the nature of the security and the nature of the marketplace trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of the transfer. In the case of commercial paper, Janus Capital will also consider whether the paper is traded flat or in default as to principal and interest and any ratings of the paper by a nationally recognized statistical rating organization ("NRSRO"). Investments in Rule 144A Securities could have the effect of increasing the level of a Portfolio's illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing such securities. Certain securities previously deemed liquid may become illiquid in any subsequent assessment of the foregoing factors or other changes affecting the security. [Foreign securities that may be freely traded on or through the facilities of an offshore exchange or other established offshore securities market are not restricted under the Portfolio's liquidity procedures if traded in that market.] Such securities will be treated as "restricted" if traded in the United States because foreign securities are not registered for sale under the Securities Act of 1933, as amended (the "1933 Act").

Investment Company Securities

An underlying fund may invest its assets, and a Portfolio may invest up to 100% of its total assets, in securities of other investment companies, subject to the provisions of the 1940 Act and any applicable SEC exemptive orders or SEC staff guidance. Section 12(d)(1) of the 1940 Act prohibits a fund from acquiring: (i) more than 3% of another investment company's voting stock; (ii) securities of another investment company with a value in excess of 5% of a fund's total assets; or (iii) securities of such other investment company and all other investment companies owned by a fund having a value in excess of 10% of the fund's total assets. In addition, Section 12(d)(1) prohibits another investment company from selling its shares to a fund if, after the sale: (i) the fund owns more than 3% of the other investment company's voting stock or (ii) the fund and other investment companies, and companies controlled by them, own more than 10% of the voting stock of such other investment company. A fund may invest its cash holdings in affiliated or non-affiliated money market funds as part of a cash sweep program, as permitted by the 1940 Act and rules promulgated thereunder and/or an SEC exemptive order. To the extent the underlying funds invest in money market funds or other funds, the underlying funds will be subject to the same risks that investors experience when investing in such other funds. As a shareholder of another investment company, a Portfolio or underlying fund would bear its pro rata portion of the other investment company's expenses, including advisory fees, in addition to the expenses the Portfolio or underlying fund bears directly in connection with its own operation.

Issuer Risk

The performance of a Portfolio or an underlying fund depends on the performance of individual securities to which such Portfolio or underlying fund has exposure. Any issuer of these securities may perform poorly, causing the value of its securities to decline. Poor performance may be caused by poor management decisions, competitive pressures, changes in technology, expiration of patent protection, disruptions in supply, labor problems or shortages, corporate restructurings, fraudulent disclosures or other factors. Issuers may, in times of distress or at their own discretion, decide to reduce or eliminate dividends, which may also cause their stock prices to decline.

Market Events

The financial crisis in both the U.S. and global economies over the past several years has resulted, and may continue to result, in a significant decline in the value and liquidity of many securities of issuers worldwide in the equity and fixed-income/credit markets. In response to the crisis, the United States and certain foreign governments, along with the U.S. Federal Reserve and certain foreign central banks, took steps to support the financial markets. The withdrawal of this support, a failure of measures put in place to respond to the crisis, or investor perception that such efforts were not sufficient could each negatively affect financial markets generally, and the value and liquidity of specific securities. In addition, policy and legislative changes in the United States and in other countries continue to impact many aspects of financial regulation. The effect of these changes on the markets, and the practical implications for market participants, including the underlying funds, may not be fully known for some time. As a result, it may also be unusually difficult to identify both investment risks and opportunities, which could limit or preclude an underlying fund's ability to achieve its investment objective. Therefore, it is important to understand that the value of your investment may fall, sometimes sharply, and you could lose money.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")the Dodd Frank Act provided for widespread regulation of financial institutions, consumer financial products and services, broker-dealers, over-the-counter derivatives, investment advisers, credit rating agencies, and mortgage lending, which expanded federal oversight in the financial sector, including the investment management industry. Many provisions of the Dodd-Frank Act remain pending and will be implemented through future rulemaking. Therefore, the ultimate impact of the Dodd-Frank Act and the regulations under the Dodd-Frank Act on the underlying funds and the investment management industry as a whole is not yet certain.

Natural Disasters and Extreme Weather Conditions

Certain areas of the world have historically been prone to and economically sensitive to environmental events such as, but not limited to, hurricanes, earthquakes, typhoons, flooding, tidal waves, tsunamis, erupting volcanoes, wildfires or droughts, tornadoes, mudslides, or other weather-related phenomena. Such disasters, and the resulting physical or economic damage, could have a severe and negative impact on a Portfolio's or an underlying fund's investment portfolio and, in the longer term, could impair the ability of issuers in which the Portfolio or the underlying fund invests to conduct their businesses as they would under normal conditions. Adverse weather conditions may also have a particularly significant negative effect on issuers in the agricultural sector and on insurance companies that insure against the impact of natural disasters.

Pass-Through Securities

A Portfolio or underlying fund may invest in various types of pass-through securities, such as commercial and residential mortgage-backed securities, asset-backed securities, credit-linked trust certificates, traded custody receipts, and participation interests. A pass-through security is a share or certificate of interest in a pool of debt obligations that have been repackaged by an intermediary, such as a bank or broker-dealer. The purchaser of a pass-through security receives an undivided interest in the underlying pool of securities. The issuers of the underlying securities make interest and principal payments to the intermediary, which are passed through to purchasers, such as a Portfolio or underlying fund.

Agency Mortgage-Related Securities. The most common type of pass-through securities is mortgage-backed securities. Government National Mortgage Association ("Ginnie Mae") Certificates are mortgage-backed securities that evidence an undivided interest in a pool of mortgage loans. Ginnie Mae Certificates differ from bonds in that principal is paid back monthly by the borrowers over the term of the loan rather than returned in a lump sum at maturity. A Portfolio or underlying fund will generally purchase "modified pass-through" Ginnie Mae Certificates, which entitle the holder to receive a share of all interest and principal payments paid and owned on the mortgage pool, net of fees paid to the "issuer" and Ginnie Mae, regardless of whether or not the mortgagor actually makes the payment. Ginnie Mae Certificates are backed as to the timely payment of principal and interest by the full faith and credit of the U.S. Government.

The Federal Home Loan Mortgage Corporation ("Freddie Mac") issues two types of mortgage pass-through securities: mortgage participation certificates ("PCs") and guaranteed mortgage certificates ("GMCs"). PCs resemble Ginnie Mae Certificates in that each PC represents a pro rata share of all interest and principal payments made and owned on the underlying pool. Freddie Mac guarantees timely payments of interest on PCs and the full return of principal. GMCs also represent a pro rata interest in a pool of mortgages. However, these instruments pay interest semiannually and return principal once a year in guaranteed minimum payments. This type of security is guaranteed by Freddie Mac as to timely payment of principal and interest, but it is not guaranteed by the full faith and credit of the U.S. Government.

The Federal National Mortgage Association ("Fannie Mae") issues guaranteed mortgage pass-through certificates ("Fannie Mae Certificates"). Fannie Mae Certificates resemble Ginnie Mae Certificates in that each Fannie Mae Certificate represents a pro rata share of all interest and principal payments made and owned on the underlying pool. This type of security is guaranteed by Fannie Mae as to timely payment of principal and interest, but it is not guaranteed by the full faith and credit of the U.S. Government.

In September 2008, the Federal Housing Finance Agency ("FHFA"), an agency of the U.S. Government, placed Fannie Mae and Freddie Mac under conservatorship. Since that time, Fannie Mae and Freddie Mac have received capital support through U.S. Treasury preferred stock purchases and Treasury and Federal Reserve purchases of their mortgage-backed securities. The FHFA and the U.S. Treasury have imposed strict limits on the size of these entities' mortgage portfolios. The FHFA has the power to cancel any contract entered into by Fannie Mae and Freddie Mac prior to FHFA's appointment as conservator or receiver, including the guarantee obligations of Fannie Mae and Freddie Mac. As of the date of this SAI, Fannie Mae and Freddie Mac remain under conservatorship.

In addition, the future for Fannie Mae and Freddie Mac is uncertain as the U.S. Government is considering multiple options, ranging on a spectrum from significant reform, nationalization, privatization, consolidation, to outright elimination of these entities. Congress is considering several pieces of legislation that would reform Fannie Mae and Freddie Mac, proposing to address their structure, mission, portfolio limits, and guarantee fees, among other issues. Fannie Mae and Freddie Mac also are the subject of several continuing legal actions and investigations over certain accounting, disclosure, and corporate governance matters, which (along with any resulting financial restatements) may continue to have an adverse effect on these guaranteeing entities.

Except for GMCs, each of the mortgage-backed securities described above is characterized by monthly payments to the holder, reflecting the monthly payments made by the borrowers who received the underlying mortgage loans. The payments to the security holders (such as a fund), like the payments on the underlying loans, represent both principal and interest. Although the underlying mortgage loans are for specified periods of time, such as 20 or 30 years, the borrowers can, and typically do, pay them off sooner. Thus, the security holders frequently receive prepayments of principal in addition to the principal that is part of the regular monthly payments. The portfolio managers and/or investment personnel will consider estimated prepayment rates in calculating the average-weighted maturity of a fund, if relevant. A borrower is more likely to prepay a mortgage that bears a relatively high rate of interest. This means that in times of declining interest rates, higher yielding mortgage-backed securities held by a fund might be converted to cash, and the fund will be forced to accept lower interest rates when that cash is used to purchase additional securities in the mortgage-backed securities sector or in other investment sectors. Additionally, prepayments during such periods will limit a fund's ability to participate in as large a market gain as may be experienced with a comparable security not subject to prepayment.

A Portfolio's or underlying fund's investments in mortgage-backed securities, including privately issued mortgage-related securities where applicable, may be backed by subprime mortgages. Subprime mortgages are loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages. Investments in mortgage-backed securities comprised of subprime mortgages may be subject to a higher degree of credit risk, valuation risk, and liquidity risk.

Asset-Backed Securities. Asset-backed securities represent interests in pools of consumer loans and are backed by paper or accounts receivables originated by banks, credit card companies, or other providers of credit. Asset-backed securities are created from many types of assets, including, but not limited to, auto loans, accounts receivable such as credit card receivables and hospital account receivables, home equity loans, student loans, boat loans, mobile home loans, recreational vehicle loans, manufactured housing loans, aircraft leases, computer leases, and syndicated bank loans. These underlying assets are securitized through the use of trusts and special purpose entities. Payment of interest and repayment of principal on asset-backed securities may be largely dependent upon the cash flows generated by the underlying assets backing the securities and, in certain cases, may be supported by letters of credit, surety bonds, or other credit enhancements. The rate of principal payments on asset-backed securities is related to the rate of principal payments, including prepayments, on the underlying assets. The credit quality of asset-backed securities depends primarily on the quality of the underlying assets, the level of credit support, if any, provided for the securities, and the credit quality of the credit-support provider, if any. The value of asset-backed securities may be affected by the various factors described above and other factors, such as changes in interest rates, the availability of information concerning the pool and its structure, the creditworthiness of the servicing agent for the pool, the originator of the underlying assets, or the entities providing the credit enhancement.

Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate, as a result of the pass-through of prepayments of principal on the underlying assets. Prepayments of principal by borrowers or foreclosure or other enforcement action by creditors shortens the term of the underlying assets. The occurrence of prepayments is a function of several factors, such as the level of interest rates, the general economic conditions, the location and age of the underlying obligations, and other social and demographic conditions. A fund's ability to maintain positions in asset-backed securities is affected by the reductions in the principal amount of the underlying assets because of prepayments. A fund's ability to reinvest prepayments of principal (as well as interest and other distributions and sale proceeds) at a comparable yield is subject to generally prevailing interest rates at that time. The value of asset-backed securities varies with changes in market interest rates generally and the differentials in yields among various kinds of U.S. government securities, mortgage-backed securities, and asset-backed securities. In periods of rising interest rates, the rate of prepayment tends to decrease, thereby lengthening the average life of the underlying securities. Conversely, in periods of falling interest rates, the rate of prepayment tends to increase, thereby shortening the average life of such assets. Because prepayments of principal generally occur when interest rates are declining, an investor, such as a fund, generally has to reinvest the proceeds of such prepayments at lower interest rates than those at which the assets were previously invested. Therefore, asset-backed securities have less potential for capital appreciation in periods of falling interest rates than other income-bearing securities of comparable maturity. Because asset-backed securities generally do not have the benefit of a security interest in the underlying assets that is comparable to a mortgage, asset-backed securities present certain additional risks that are not present with mortgage-backed securities. For example, revolving credit receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give debtors the right to set off certain amounts owed, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than by real property. Most issuers of automobile receivables permit loan servicers to retain possession of the underlying assets. If the servicer of a pool of underlying assets sells them to another party, there is the risk that the purchaser could acquire an interest superior to that of holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issue of asset-backed securities and technical requirements under state law, the trustee for the holders of the automobile receivables may not have a proper security interest in the automobiles. Therefore, there is the possibility that recoveries on repossessed collateral may not be available to support payments on these securities. Asset-backed securities have been, and may continue to be, subject to greater liquidity risks because of the deterioration of worldwide economic and liquidity conditions that became acute in 2008. In addition, government actions and proposals that affect the terms of underlying home and consumer loans, thereby changing demand for products financed by those loans, as well as the inability of borrowers to refinance existing loans, have had and may continue to have a negative effect on the valuation and liquidity of asset-backed securities.

Privately Issued Mortgage-Related Securities. Privately issued mortgage-related securities are pass-through pools of conventional residential mortgage loans created by commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets a Portfolio's investment quality standards. There can be no assurance that insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. A Portfolio may buy mortgage-related securities without insurance or guarantees if, through an examination of the loan experience and practices of the originators/servicers and poolers, Janus Capital determines that the securities meet the Portfolio's quality standards. Securities issued by certain private organizations may not be readily marketable. A Portfolio's purchase of mortgage-related securities may be limited by the Portfolio's limitations on illiquid securities.

Privately issued mortgage-related securities are not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying privately issued mortgage-related securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-related securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics. Mortgage pools underlying privately issued mortgage-related securities more frequently include second mortgages, high loan-to-value ratio mortgages and manufactured housing loans, in addition to commercial mortgages and other types of mortgages where a government or government-sponsored entity guarantee is not available. The coupon rates and maturities of the underlying mortgage loans in a privately-issued mortgage-related securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans.

The risk of non-payment is greater for mortgage-related securities that are backed by loans that were originated under weak underwriting standards, including loans made to borrowers with limited means to make repayment. A level of risk exists for all loans, although, historically, the poorest performing loans have been those classified as subprime. Other types of privately issued mortgage-related securities, such as those classified as pay-option adjustable rate or Alt-A have also performed poorly. Even loans classified as prime have experienced higher levels of delinquencies and defaults. The substantial decline in real property values across the U.S. has exacerbated the level of losses that investors in privately issued mortgage-related securities have experienced. It is not certain when these trends may reverse. Market factors that may adversely affect mortgage loan repayment include adverse economic conditions, unemployment, a decline in the value of real property, or an increase in interest rates.

Privately issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities held in a fund's portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.

A fund may purchase privately issued mortgage-related securities that are originated, packaged and serviced by third party entities. It is possible these third parties could have interests that are in conflict with the holders of mortgage-related securities, and such holders (such as a Portfolio or underlying fund) could have rights against the third parties or their affiliates. For example, if a loan originator, servicer or its affiliates engaged in negligence or willful misconduct in carrying out its duties, then a holder of the mortgage-related security could seek recourse against the originator/servicer or its affiliates, as applicable. Also, as a loan originator/servicer, the originator/servicer or its affiliates may make certain representations and warranties regarding the quality of the mortgages and properties underlying a mortgage-related security. If one or more of those representations or warranties is false, then the holders of the mortgage-related securities (such as a Portfolio or underlying fund) could trigger an obligation of the originator/servicer or its affiliates, as applicable, to repurchase the mortgages from the issuing trust. Notwithstanding the foregoing, many of the third parties that are legally bound by trust and other documents have failed to perform their respective duties, as stipulated in such trust and other documents, and investors have had limited success in enforcing terms.

Mortgage-related securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities, are not subject to an underlying fund's industry concentration restrictions by virtue of the exclusion from that test available to all U.S. Government securities. In the case of privately issued mortgage-related securities, Janus Capital takes the position that mortgage-related securities do not represent interests in any particular "industry" or group of industries. Therefore, a Portfolio may invest more or less than 25% of its total assets in privately issued mortgage-related securities. The assets underlying such securities may be represented by a portfolio of residential or commercial mortgages (including both whole mortgage loans and mortgage participation interests that may be senior or junior in terms of priority of repayment) or portfolios of mortgage pass-through securities issued or guaranteed by Ginnie Mae, Freddie Mac or Fannie Mae. Mortgage loans underlying a mortgage-related security may in turn be insured or guaranteed by the Federal Housing Administration or the Department of Veterans Affairs. In the case of privately issued mortgage-related securities whose underlying assets are neither U.S. Government securities nor U.S. Government-insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, the security may be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of residential homeowners to make payments of principal and interest on the underlying mortgages.

Commercial Mortgage-Backed Securities. A Portfolio or underlying fund may invest in commercial mortgage-backed securities. Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

Other Mortgage-Related Securities. Other mortgage-related securities in which a Portfolio or underlying fund may invest include securities other than those described above that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property, including collateralized mortgage obligation residuals or stripped mortgage-backed securities. Other mortgage-related securities may be equity or debt securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks, partnerships, trusts and special purpose entities of the foregoing. In addition, a Portfolio or underlying fund may invest in any combination of mortgage-related interest-only or principal-only debt.

Mortgage-related securities include, among other things, securities that reflect an interest in reverse mortgages. In a reverse mortgage, a lender makes a loan to a homeowner based on the homeowner's equity in his or her home. While a homeowner must be age 62 or older to qualify for a reverse mortgage, reverse mortgages may have no income restrictions. Repayment of the interest or principal for the loan is generally not required until the homeowner dies, sells the home, or ceases to use the home as his or her primary residence.

There are three general types of reverse mortgages: (1) single-purpose reverse mortgages, which are offered by certain state and local government agencies and nonprofit organizations; (2) federally-insured reverse mortgages, which are backed by the U.S. Department of Housing and Urban Development; and (3) proprietary reverse mortgages, which are privately offered loans. A mortgage-related security may be backed by a single type of reverse mortgage. Reverse mortgage-related securities include agency and privately issued mortgage-related securities. The principal government guarantor of reverse mortgage-related securities is Ginnie Mae.

Reverse mortgage-related securities may be subject to risks different than other types of mortgage-related securities due to the unique nature of the underlying loans. The date of repayment for such loans is uncertain and may occur sooner or later than anticipated. The timing of payments for the corresponding mortgage-related security may be uncertain. Because reverse mortgages are offered only to persons 62 and older and there may be no income restrictions, the loans may react differently than traditional home loans to market events.

Adjustable Rate Mortgage-Backed Securities. A Portfolio or underlying fund may invest in adjustable rate mortgage-backed securities ("ARMBS"), which have interest rates that reset at periodic intervals. Acquiring ARMBS permits a fund to participate in increases in prevailing current interest rates through periodic adjustments in the coupons of mortgages underlying the pool on which ARMBS are based. Such ARMBS generally have higher current yield and lower price fluctuations than is the case with more traditional fixed income debt securities of comparable rating and maturity. In addition, when prepayments of principal are made on the underlying mortgages during periods of rising interest rates, a fund can reinvest the proceeds of such prepayments at rates higher than those at which they were previously invested. Mortgages underlying most ARMBS, however, have limits on the allowable annual or lifetime increases that can be made in the interest rate that the mortgagor pays. Therefore, if current interest rates rise above such limits over the period of the limitation, a fund, when holding an ARMBS, does not benefit from further increases in interest rates. Moreover, when interest rates are in excess of coupon rates (i.e., the rates being paid by mortgagors) of the mortgages, ARMBS behave more like fixed-income securities and less like adjustable rate securities and are subject to the risks associated with fixed-income securities. In addition, during periods of rising interest rates, increases in the coupon rate of adjustable rate mortgages generally lag current market interest rates slightly, thereby creating the potential for capital depreciation on such securities.

Other Types of Pass-Through Securities. A Portfolio or underlying fund also may invest in other types of pass-through securities, such as credit-linked trust certificates, traded custody receipts, and participation interests. Holders of the interests are entitled to receive distributions of interest, principal, and other payments on each of the underlying debt securities (less expenses), and in some cases distributions of the underlying debt securities. The underlying debt securities have a specified maturity but are subject to prepayment risk because if an issuer prepays the principal, a Portfolio or underlying fund may have additional cash to invest at a time when prevailing interest rates have declined and reinvestment of such additional funds is made at a lower rate. The value of the underlying debt securities may change due to changes in market interest rates. If interest rates rise, the value of the underlying debt securities, and therefore the value of the pass-through security, may decline. If the underlying debt securities are high-yield securities, the risks associated with high-yield/high-risk securities discussed in this SAI and in the underlying funds' prospectuses may apply.

Obligations of Financial Institutions
A Portfolio or underlying fund may invest in obligations of financial institutions. Examples of obligations in which a Portfolio may invest include negotiable certificates of deposit, bankers' acceptances, time deposits, and other obligations of U.S. banks (including savings and loan associations) having total assets in excess of one billion dollars and U.S. branches of foreign banks having total assets in excess of ten billion dollars. A Portfolio may also invest in Eurodollar and Yankee bank obligations as discussed below and other U.S. dollar-denominated obligations of foreign banks having total assets in excess of ten billion dollars that Janus Capital believes are of an investment quality comparable to obligations of U.S. banks in which a Portfolio may invest. Certificates of deposit represent an institution's obligation to repay funds deposited with it that earn a specified interest rate over a given period. Bankers' acceptances are negotiable obligations of a bank to pay a draft which has been drawn by a customer and are usually backed by goods in international trade. Time deposits are non-negotiable deposits with a banking institution that earn a specified interest rate over a given period. Fixed time deposits, which are payable at a stated maturity date and bear a fixed rate of interest, generally may be withdrawn on demand by a Portfolio but may be subject to early withdrawal penalties that could reduce a Portfolio's income. Unless there is a readily available market for them, time deposits that are subject to early withdrawal penalties and that mature in more than seven days will be treated as illiquid securities. Eurodollar bank obligations are dollar-denominated certificates of deposit or time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks. Yankee bank obligations are dollar-denominated obligations issued in the U.S. capital markets by foreign banks. Foreign, Eurodollar, and, to a limited extent, Yankee bank obligations are subject to certain sovereign risks. One such risk is the possibility that a foreign government might prevent dollar-denominated funds from flowing across its borders. Other risks include: adverse political and economic developments in a foreign country, the extent and quality of government regulation of financial markets and institutions, the imposition of foreign withholding taxes, and expropriation or nationalization of foreign issuers.

Municipal Obligations
A Portfolio or underlying fund may invest in municipal obligations issued by states, territories, and possessions of the United States and the District of Columbia. The municipal obligations which a Portfolio may purchase include general obligation bonds and limited obligation bonds (or revenue bonds) and private activity bonds. In addition, a Portfolio may invest in securities issued by entities whose underlying assets are municipal bonds. General obligation bonds are obligations involving the credit of an issuer possessing taxing power and are payable from such issuer's general revenues and not from any particular source. Limited obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Tax-exempt private activity bonds generally are also revenue bonds and thus are not payable from the issuer's general revenues. The value of municipal obligations can be affected by changes in their actual or perceived credit quality. The credit quality of municipal obligations can be affected by, among other things, the financial condition of the issuer or guarantor, the issuer's future borrowing plans and sources of revenue, the economic feasibility of the revenue bond project or general borrowing purpose, political or economic developments in the region where the security is issued, and the liquidity of the security. Because municipal securities are generally traded over-the-counter, the liquidity of a particular issue often depends on the willingness of dealers to make a market in the security. The liquidity of some municipal obligations may be enhanced by demand

features, which would enable a Portfolio to demand payment on short notice from the issuer or a financial intermediary.

Repurchase and Reverse Repurchase Agreements
In a repurchase agreement, a fund purchases an equity or fixed-income security and simultaneously commits to resell that security to the seller at an agreed upon price on an agreed upon date within a number of days (usually not more than seven) from the date of purchase. The resale price consists of the purchase price plus an agreed upon incremental amount that is unrelated to the coupon rate or maturity of the purchased security. A repurchase agreement involves the obligation of the seller to pay the agreed upon price, which obligation is in effect secured by the value (at least equal to the amount of the agreed upon resale price and marked-to-market daily) of the underlying security or "collateral." A risk associated with repurchase agreements is the failure of the seller to repurchase the securities as agreed, which may cause a Portfolio or an underlying fund to suffer a loss if the market value of such securities declines before they can be liquidated on the open market. In the event of bankruptcy or insolvency of the seller, a Portfolio or an underlying fund may encounter delays and incur costs in liquidating the underlying security. In addition, the collateral received in the repurchase transaction may become worthless. To the extent a Portfolio's or an underlying fund's collateral focuses in one or more sectors, such as banks and financial services, the Portfolio is subject to increased risk as a result of that exposure. Repurchase agreements that mature in more than seven days are subject to the 15% limit on illiquid investments. While it is not possible to eliminate all risks from these transactions, it is the policy of the Portfolios to minimize such risks to the extent possible. For example, the Portfolios limit repurchase agreements to those parties whose creditworthiness has been reviewed and found satisfactory by Janus Capital, but there is no guarantee that this analysis of the creditworthiness of the counterparty will be accurate, and the underlying collateral involved in the transaction can expose a Portfolio to additional risk regardless of the creditworthiness of the parties involved in the transaction.

Reverse repurchase agreements are transactions in which a fund sells an equity or fixed-income security and simultaneously commits to repurchase that security from the buyer, such as a bank or broker-dealer, at an agreed upon price on an agreed upon future date. The resale price in a reverse repurchase agreement reflects a market rate of interest that is not related to the coupon rate or maturity of the sold security. For certain demand agreements, there is no agreed upon repurchase date and interest payments are calculated daily, often based upon the prevailing overnight repurchase rate. A Portfolio will use the proceeds of reverse repurchase agreements only to satisfy unusually heavy redemption requests or for other temporary or emergency purposes without the necessity of selling portfolio securities, or to earn additional income on portfolio securities, such as Treasury bills or notes, or as part of a cash management investment strategy.

Generally, a reverse repurchase agreement enables a fund to recover for the term of the reverse repurchase agreement all or most of the cash invested in the portfolio securities sold and to keep the interest income associated with those portfolio securities. Such transactions are only advantageous if the interest cost to a Portfolio or an underlying fund of the reverse repurchase transaction is less than the cost of obtaining the cash otherwise. In addition, interest costs on the money received in a reverse repurchase agreement may exceed the return received on the investments made by a Portfolio or an underlying fund with those monies. Using reverse repurchase agreements to earn additional income involves the risk that the interest earned on the invested proceeds is less than the expense of the reverse repurchase agreement transaction. This technique may also have a leveraging effect on a Portfolio's holdings or an underlying fund's portfolio, although the Portfolio's or the underlying fund's intent to segregate assets in the amount of the reverse repurchase agreement minimizes this effect. While a reverse repurchase agreement is outstanding, a Portfolio or an underlying fund will maintain cash and appropriate liquid assets to cover its obligation under the agreement. A Portfolio will enter into reverse repurchase agreements only with parties that Janus Capital deems creditworthy. A fund's reverse repurchase agreements may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions (requiring funds to maintain at all times an asset coverage of at least 300% of the amount of its borrowings) as well as the fund's own policies and restrictions borrowings.

U.S. Government Securities
The Portfolios and certain underlying funds may invest in U.S. Government securities. The 1940 Act defines U.S. Government securities to include securities issued or guaranteed by the U.S. Government, its agencies, and its instrumentalities. U.S. Government securities may include repurchase agreements collateralized by and municipal securities escrowed with or refunded with U.S. Government securities. U.S. Government securities may also include

U.S. Treasury securities, including Treasury Inflation-Protected Securities ("TIPS"), Treasury bills, notes, and bonds, and obligations issued or guaranteed by U.S. Government agencies and instrumentalities that are backed by the full faith and credit of the U.S. Government, such as those issued or guaranteed by the Small Business Administration, Maritime Administration, Export-Import Bank of the United States, Farmers Home Administration, Federal Housing Administration, and Ginnie Mae. In addition, U.S. Government securities in which a Portfolio or underlying fund may invest include securities backed only by the rights of the issuers to borrow from the U.S. Treasury, such as those issued by the members of the Federal Farm Credit System, Federal Intermediate Credit Banks, Tennessee Valley Authority, and Freddie Mac. Securities issued by Fannie Mae, the Federal Home Loan Banks, and the Student Loan Marketing Association ("Sallie Mae") are supported by the discretionary authority of the U.S. Government to purchase the obligations. There is no guarantee that the U.S. Government will support securities not backed by its full faith and credit. Accordingly, although these securities have historically involved little risk of loss of principal if held to maturity, they may involve more risk than securities backed by the full faith and credit of the U.S. Government because a Portfolio or underlying fund must look principally to the agency or instrumentality issuing or guaranteeing the securities for repayment and may not be able to assert a claim against the United States if the agency or instrumentality does not meet its commitment.

Because of the rising U.S. Government debt burden, it is possible that the U.S. Government may not be able to meet its financial obligations or that securities issued or backed by the U.S. Government may experience credit downgrades. Such a credit event may adversely affect the financial markets.

When-Issued, Delayed Delivery and Forward Commitment Transactions
When-issued, delayed-delivery, and forward-commitment transactions involve a commitment to purchase or sell specific securities at a predetermined price or yield in which payment and delivery take place after the customary settlement period for that type of security. Typically, no interest accrues to the purchaser until the security is delivered. When purchasing securities pursuant to one of these transactions, payment for the securities is not required until the delivery date. However, the purchaser assumes the rights and risks of ownership, including the risks of price and yield fluctuations and the risk that the security will not be issued as anticipated. When an underlying fund has sold a security pursuant to one of these transactions, the underlying fund does not participate in further gains or losses with respect to the security. If the other party to a delayed-delivery transaction fails to deliver or pay for the securities, the underlying fund could miss a favorable price or yield opportunity or suffer a loss. An underlying fund may renegotiate a when-issued or forward-commitment transaction and may sell the underlying securities before delivery, which may result in capital gains or losses for the underlying fund. When-issued, delayed-delivery, and forward-commitment transactions may be subject to the underlying fund's policy on borrowings.

Valuation Risk
The sale price a Portfolio or underlying fund could receive for a security may differ from such fund's valuation of the security and, with respect to an underlying fund, may differ from the value used by its underlying index, particularly for securities or assets that trade in low volume or volatile markets, or that are valued using a fair value methodology. Because non-U.S. exchanges may be open on days when a fund does not price its shares, the value of the securities or assets in the fund's portfolio may change on days when shareholders will not be able to purchase or sell the fund's shares. In addition, for purposes of calculating a fund's NAV, the value of assets denominated in non-U.S. currencies is converted into U.S. dollars using prevailing market rates on the date of valuation as quoted by one or more data service providers. This conversion may result in a difference between the prices used to calculate an underlying fund's NAV and the prices used by its underlying index, which, in turn, could result in a difference between such underlying fund's performance and the performance of its underlying index.

Fund of Funds Structure Risk
The Portfolio pursues its investment objective by investing its assets directly in the underlying funds or cash. The allocation of each Portfolio's assets to underlying funds may not be successful in achieving the Portfolio's objective. There is a risk that you may achieve lower returns by investing in the Portfolio instead of investing directly in an underlying fund. The Portfolio's returns are directly related to the aggregate performance and expenses of the underlying funds in which it invests. The Portfolio, as a shareholder in the underlying fund, will indirectly bear its pro rata share of the expenses incurred by the underlying funds. The Portfolio's return will be net of these expenses, and these expenses may be higher or lower depending upon the allocation of the Portfolio's assets among the underlying funds and the actual expenses of the underlying funds. There is additional risk for the Portfolio with respect to aggregation of holdings of underlying funds. The aggregation of holdings of underlying funds may result

in the Portfolio indirectly having concentrated assets in a particular industry, geographical sector, or single company. Such indirect concentrated holdings may have the effect of increasing the volatility of the Portfolio's returns. The Portfolio does not control the investments of the underlying funds, and any indirect concentration that occurs as a result of the underlying funds following their investment objectives.

To the extent each of the underlying funds in which a Portfolio invests experience the same or similar risks, there is a risk that the aggregation of holdings of the underlying funds will magnify each of the risks of investing in the underlying funds.

INVESTMENT STRATEGIES AND RISKS OF THE UNDERLYING FUNDS

Below is a brief description of the investment objectives, strategies, and risks for underlying funds in which a Portfolio, as of the date of this SAI, expects to invest. Each underlying fund has its own investment objective and strategies and may hold a wide range of securities and other instruments in its portfolio. No assurance can be given that the underlying funds will achieve their investment objectives or that their investment strategies will be successful under all or any market conditions. The risks set forth below are intended to describe other principal risks of the underlying funds, in addition to those set forth in the Prospectus and above in this SAI, but do not represent all risks of investing in the underlying funds. This SAI is not an offer for any of the underlying funds. Additional information is available in the underlying funds' prospectuses and statements of additional information available on the SEC's website at http://www.sec.gov.

The portfolio managers may choose to add or substitute other ETFs in order to obtain the desired market exposure, to further diversify and/or mitigate risk for a Portfolio, or for other reasons.

Potential Underlying Funds Included in the Global Equity Investments (Stocks) Asset Category

- **iShares® Core S&P 500 ETF [Ticker: IVV]** seeks to track the investment results of an index composed of large-capitalization U.S. equities. To achieve its investment objective, the underlying fund generally invests at least 90% of its assets in securities of the S&P 500® Index and in depositary receipts representing securities of the S&P 500® Index.

- **iShares® Core S&P Small-Cap ETF [Ticker: IJR]** seeks to track the investment results of an index composed of small-capitalization U.S. equities. To achieve its investment objective, the underlying fund generally invests at least 90% of its assets in securities of the S&P SmallCap 600® Index and in depositary receipts representing securities of the S&P SmallCap 600® Index.

- **iShares® MSCI All Country Asia ex-Japan ETF [Ticker: AAXJ]** seeks to track the investment results of an index composed of Asian equities, excluding Japan. To achieve its investment objective, the underlying fund seeks to track the investment results of the MSCI AC Asia ex-Japan Index, which, as of June 30, 2015, is a free float- adjusted market capitalization index designed to measure equity market performance of the following 10 developed and emerging market countries or regions: China, Hong Kong, India, Indonesia, Malaysia, the Philippines, Singapore, South Korea, Taiwan, and Thailand.

- **iShares® MSCI Japan ETF [Ticker: EWJ]** seeks to track the investment results of an index composed of Japanese equities. To achieve its investment objective, the underlying fund seeks to track the investment results of the MSCI Japan Index, which consists of stocks traded primarily on the Tokyo Stock Exchange.

- **iShares® MSCI United Kingdom ETF [Ticker: EWU]** seeks to track the investment results of an index composed of U.K. equities. To achieve its investment objective, the underlying fund seeks to track the investment results of the MSCI United Kingdom Index, which consists of stocks traded primarily on the London Stock Exchange.

- **iShares® Russell 2000 ETF [Ticker: IWM]** seeks to track the investment results of an index composed of small-capitalization U.S. equities. To achieve its investment objective, the underlying fund seeks to track the investment results of the Russell 2000® Index, which measures the performance of the small- capitalization sector of the U.S. equity market.

- **Maxis® Nikkei 225 Index Fund [Ticker: NKY]** seeks investment results that correspond (before fees and expenses) generally to the price and yield performance the Nikkei Stock Average, commonly called the "Nikkei 225." To achieve its investment objective, the underlying fund, under normal circumstances, invests at least 80% of its assets in the securities in the Nikkei 225 or in depositary receipts representing securities in the Nikkei 225.

- **PowerShares QQQ Trust^SM, Series 1 [Ticker: QQQ]** seeks to provide investment results that generally correspond to the price and yield performance of the NASDAQ-100 Index®. In seeking to achieve its investment objective, the underlying fund's portfolio, under most circumstances, consist of all of the NASDAQ-100 Index® securities.

- **SPDR® Euro Stoxx 50® ETF [Ticker: FEZ]** seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the EURO STOXX 50® Index. To achieve its investment objective, under normal market conditions, the underlying fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the EURO STOXX 50® Index. The underlying fund employs a sampling strategy, which means that the underlying fund is not required to purchase all of the securities represented in the EURO STOXX 50® Index. Instead, the underlying fund may purchase a subset of the securities in the EURO STOXX 50® Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the EURO STOXX 50® Index.

- **SPDR® S&P 500® ETF [Ticker: SPY]** seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index. To achieve its investment objective, the underlying fund holds a portfolio of the common stocks that are included in the S&P 500® Index, with the weight of each stock substantially corresponding to the weight of such stock in the S&P 500® Index.

- **Vanguard FTSE Europe ETF [Ticker: VGK]** seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe. To achieve its investment objective, the underlying fund employs an indexing investment approach by investing all, or substantially all, of its assets in the common stocks included in the FTSE Developed Europe Index. The FTSE Developed Europe Index is made up of approximately 521 common stocks of companies located in 16 European countries – mostly companies in the United Kingdom, Switzerland, France, and Germany (which made up approximately 32.6%, 14.1%, 13.9%, and 13.3%, respectively, of the Index's market capitalization as of October 31, 2014). Other countries represented in the Index include Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, and Sweden.

- **Vanguard S&P 500 ETF [Ticker: VOO]** seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. To achieve its investment objective, the underlying fund employs an indexing investment approach designed to track the performance of the S&P 500® Index, by investing all, or substantially all, of its assets in the stocks that make up the S&P 500® Index, holding each stock in approximately the same proportion as its weighting in the S&P 500® Index.

Potential Underlying Funds Included in the Fixed-Income Securities Asset Category

- **iShares® Core U.S. Aggregate Bond ETF [Ticker: AGG]** seeks to track the investment results of an index composed of the total U.S. investment-grade bond market. To achieve its investment objective, the underlying fund seeks to track the investment results of the Barclays U.S. Aggregate Bond Index, which measures the performance of the total U.S. investment-grade bond market.

- **Vanguard Total Bond Market ETF [Ticker: BND]** seeks to track the performance of a broad, market-weighted bond index. To achieve its investment objective, the underlying fund employs an indexing investment approach designed to track the performance of the Barclays U.S. Aggregate Float Adjusted Index.

Potential Underlying Funds Risks

Concentration
An underlying fund may focus its investments in related industry groups. To the extent that an underlying fund's investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region,

market, industry, group of industries, sector or asset class, the investments in an underlying fund's portfolio may share common characteristics and react similarly to market developments, including adverse events, which may result in an increased risk of loss more than the market as a whole. For example, many companies with a life science orientation are highly regulated and may be dependent upon certain types of technology. As a result, changes in government funding or subsidies, new or anticipated legislative changes, or technological advances could affect the value of such companies and, therefore, the underlying fund's net asset value. Sectors in which certain underlying funds focus include, but are not limited to, those which follow. In addition, see Geographic Concentration section below, which discusses country and regional concentration risks.

Consumer Discretionary Sector Risks. The consumer discretionary sector may be affected by changes in domestic and international economies, exchange and interest rates, competition, consumers' disposable income, consumer preferences, social trends, and marketing campaigns. Companies in this sector depend heavily on disposable household income and consumer spending and may be strongly affected by fads and marketing campaigns. These companies may be subject to severe competition, which may adversely affect their profitability.

Consumer Staples Sector Risks. The consumer staples sector may be affected by marketing campaigns, changes in consumer demands, government regulations, and changes in commodity prices. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

Energy Sector Risks. The energy sector of an economy is cyclical and highly dependent on energy prices. The market value of companies in the energy sector is strongly affected by the levels and volatility of global energy prices, energy supply and demand, capital expenditures on exploration and production of energy sources, energy conservation efforts, exchange rates, interest rates, economic conditions, tax treatment, increased competition and technological advances, among other factors. Companies in this sector may be subject to substantial government regulation and contractual fixed pricing, which may increase the cost of doing business and limit the earnings of these companies. A significant portion of the revenues of these companies depends on a relatively small number of customers, including governmental entities and utilities. As a result, governmental budget constraints may have a material adverse effect on the stock prices of companies in this sector. Energy companies may also operate in, or engage in transactions involving countries with, less developed regulatory regimes or a history of expropriation, nationalization or other adverse policies. Energy companies also face a significant risk of liability from accidents resulting in injury or loss of life or property, pollution or other environmental problems, equipment malfunctions or mishandling of materials and a risk of loss from terrorism, political strife and natural disasters. Any such event could have serious consequences for the general population of the affected area and could have an adverse impact on an underlying fund's portfolio and the performance of the underlying fund. Energy companies can be significantly affected by the supply of, and demand for, specific products (e.g., oil and natural gas) and services, exploration and production spending, government subsidization, world events and general economic conditions.

Financial Sector Risks. Companies in the financial sector of an economy are often subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge and the amount of capital they must maintain. Governmental regulation may change frequently and may have significant adverse consequences for companies in the financial sector, including effects not intended by such regulation. The impact of recent or future regulation in various countries on any individual financial company or on the financial sector as a whole cannot be predicted. Certain risks may impact the value of investments in the financial sector more severely than those of investments outside this sector, including the risks associated with companies that operate with substantial financial leverage. Companies in the financial sector may also be adversely affected by increases in interest rates and loan losses, decreases in the availability of money or asset valuations, credit rating downgrades and adverse conditions in other related markets. Insurance companies, in particular, may be subject to severe price competition and/or rate regulation, which may have an adverse impact on their profitability. During the financial crisis that began in 2007, the deterioration of the credit markets impacted a broad range of mortgage, asset-backed, auction rate, sovereign debt and other markets, including U.S. and non-U.S. credit and interbank money markets, thereby affecting a wide range of financial institutions and markets. During the financial crisis, a number of large financial institutions failed, merged with stronger institutions or had significant government infusions of capital. Instability in the financial markets caused certain financial companies to incur large losses. Some financial companies experienced declines in the valuations of their assets, took actions to raise capital (such as the issuance of debt or equity securities), or even ceased operations. Some financial companies borrowed significant amounts of capital from government sources and may face future government-imposed restrictions on their businesses or increased government intervention. Those actions caused the securities of many financial companies to decline in value. The financial sector is particularly sensitive to fluctuations in interest rates.

Healthcare Sector Risks. The profitability of companies in the healthcare sector may be affected by extensive government regulations, restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient services, limited number of products, industry innovation, changes in technologies and other market developments. Many healthcare companies are heavily dependent on patent protection. The expiration of a company's patents may adversely affect that company's profitability. Many healthcare companies are subject to extensive litigation based on product liability and similar claims. Healthcare companies are subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Many new products in the healthcare sector may be subject to regulatory approvals. The process of obtaining such approvals may be long and costly, and such efforts ultimately may be unsuccessful. Companies in the healthcare sector may be thinly capitalized and may be susceptible to product obsolescence.

Industrials Sector Risks. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Government regulations, world events, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors.

Information Technology Sector Risk. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates, and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

Materials Sector Risk. Companies in the materials sector may be adversely affected by commodity price volatility, exchange rates, import controls, increased competition, depletion of resources, technical progress, labor relations and government regulations, and mandated expenditures for safety and pollution control, among other factors. Also, companies in the materials sector are at risk of liability for environmental damage and product liability claims. Production of materials may exceed demand as a result of market imbalances or economic downturns, leading to poor investment returns. These risks are heightened for companies in the materials sector located in foreign markets.

Depositary Receipts
Depositary receipts are securities that evidence ownership interests in a security or a pool of securities that have been deposited with a "depository." Depositary receipts may be sponsored or unsponsored and include American Depositary Receipts ("ADRs"), which are receipts issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. ADRs, in registered form, are designed for use in U.S. securities markets. Unsponsored ADRs may be created without the participation of the foreign issuer. Holders of these ADRs generally bear all the costs of the ADR facility, whereas foreign issuers typically bear certain costs in a sponsored ADR. The bank or trust company depositary of an unsponsored ADR may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights. The underlying funds may also invest in European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs"), and in other similar instruments representing securities of foreign companies. EDRs and GDRs are securities that are typically issued by foreign banks or foreign trust companies, although U.S. banks or U.S. trust companies may issue them. EDRs and GDRs are structured similarly to the arrangements of ADRs. EDRs, in bearer form, are designed for use in securities markets outside the United States.

Although the two types of depositary receipt facilities (sponsored and unsponsored) are similar, there are differences regarding a holder's rights and obligations and the practices of market participants. A depository may establish an unsponsored facility without participation by (or acquiescence of) the underlying issuer; however, the depository typically requests a letter of non-objection from the underlying issuer prior to establishing the facility. Holders of unsponsored depositary receipts generally bear all the costs of the facility. The depository usually charges fees upon the deposit and withdrawal of the underlying securities, the conversion of dividends into U.S. dollars or other currency, the disposition of noncash distributions, and the performance of other services. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the underlying issuer or to pass through voting rights to depositary receipt holders with respect to the underlying securities. Sponsored depositary receipt facilities are created in generally the same manner as unsponsored facilities, except that sponsored depositary receipts are established jointly by a depository and the underlying issuer through a deposit agreement. The deposit agreement sets out the rights and responsibilities of the underlying issuer, the depository, and the depositary receipt holders. With sponsored facilities, the underlying issuer typically bears some of the costs of the depositary receipts (such as dividend payment fees of the depository), although most sponsored depositary receipt holders may bear costs such as deposit and withdrawal fees. Depositories of most sponsored depositary receipts agree to distribute notices of shareholder meetings, voting instructions, and other shareholder communications and information to the depositary receipt holders at the underlying issuer's request.

For purposes of a fund's investment policies, investments in depositary receipts will be deemed to be investments in the underlying securities. Thus, a depositary receipt representing ownership of common stock will be treated as common stock. Depositary receipts are generally subject to the same sort of risks as direct investments in a foreign country, such as currency risk, political and economic risk, regulatory risk, market risk, and geographic investment risk, because their values depend on the performance of a foreign security denominated in its home currency. The risks of foreign investing are addressed in this SAI and in the underlying funds' prospectuses and ~~SAIs~~statements of additional information.

Derivatives

An underlying fund may use derivative instruments for hedging purposes (to offset risks associated with an investment, currency exposure, or market conditions), to adjust currency exposure relative to a benchmark index, or for speculative purposes (to earn income and seek to enhance returns). When an underlying fund invests in a derivative for speculative purposes, the underlying fund will be fully exposed to the risks of loss of that derivative, which may sometimes be greater than the derivative's cost. An underlying fund may not use any derivative to gain exposure to an asset or class of assets that it would be prohibited by its investment restrictions from purchasing directly. An underlying fund's ability to use derivative instruments may also be limited by tax considerations.

Investments in derivatives in general are subject to market risks that may cause their prices to fluctuate over time. Investments in derivatives may not directly correlate with the price movements of the underlying instrument. As a result, the use of derivatives may expose an underlying fund to additional risks that it would not be subject to if it invested directly in the securities underlying those derivatives. The use of derivatives may result in larger losses or smaller gains than otherwise would be the case. Derivatives can be volatile and may involve significant risks, including:

Counterparty risk – the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the underlying fund.

Currency risk – the risk that changes in the exchange rate between currencies will adversely affect the value (in U.S. dollar terms) of an investment.

Leverage risk – the risk associated with certain types of leveraged investments or trading strategies pursuant to which relatively small market movements may result in large changes in the value of an investment. An underlying fund creates leverage by investing in instruments, including derivatives, where the investment loss can exceed the original amount invested. Certain investments or trading strategies, such as short sales, that involve leverage can result in losses that greatly exceed the amount originally invested.

Liquidity risk – the risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth.

Index risk – if the derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the underlying fund could receive lower interest payments or experience a reduction in the value of the derivative to below what the underlying fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

Derivatives may generally be traded over-the-counter ("OTC") or on an exchange. Derivatives traded OTC, such as options and structured notes, are agreements that are individually negotiated between parties and can be tailored to meet a purchaser's needs. OTC derivatives are not guaranteed by a clearing agency and may be subject to increased credit risk.

In an effort to mitigate credit risk associated with derivatives traded OTC, an underlying fund may enter into collateral agreements with certain counterparties whereby, subject to certain minimum exposure requirements, the underlying fund may require the counterparty to post collateral if the underlying fund has a net aggregate unrealized gain on all OTC derivative contracts with a particular counterparty. There is no guarantee that counterparty exposure is reduced by using collateral.

Futures Contracts. Certain underlying funds may enter into contracts for the purchase or sale for future delivery of equity securities, fixed-income securities, foreign currencies, commodities, and commodity-linked derivatives (to the extent permitted by the underlying fund and the Internal Revenue Code), or contracts based on interest rates and financial indices, including indices of U.S. Government securities, foreign government securities, commodities, and equity or fixed-income securities.

A public market exists in futures contracts covering a number of indices as well as financial instruments and foreign currencies, including, but not limited to: the S&P 500®; the S&P Midcap 400®; the Nikkei 225; the Markit CDX credit index; the iTraxx credit index; U.S. Treasury bonds; U.S. Treasury notes; U.S. Treasury bills; 90-day commercial paper; bank certificates of deposit; the LIBOR interest rate; the Euro Bund; Eurodollar certificates of deposit; the Australian dollar; the Canadian dollar; the British pound; the Japanese yen; the Swiss franc; the Mexican peso; and certain multinational currencies, such as the euro. It is expected that other futures contracts will be developed and traded in the future.

U.S. futures contracts are traded on exchanges which have been designated "contract markets" by the Commodity Futures Trading Commission ("CFTC") and must be executed through a futures commission merchant ("FCM") or brokerage firm, which are members of a relevant contract market. Through their clearing corporations, the exchanges guarantee performance of the contracts as between the clearing members of the exchange.

Neither the CFTC, National Futures Association ("NFA"), SEC, nor any domestic exchange regulates activities of any foreign exchange or boards of trade, including the execution, delivery, and clearing of transactions, or has the power to compel enforcement of the rules of a foreign exchange or board of trade or any applicable foreign law. This is true even if the exchange is formally linked to a domestic market so that a position taken on the market may be liquidated by a transaction on another market. Moreover, such laws or regulations will vary depending on the foreign country in which the foreign futures or foreign options transaction occurs. For these reasons, an underlying fund's investments in foreign futures transactions may not be provided the same protections in respect of transactions on United States exchanges. In particular, an underlying fund that trades foreign futures contracts may not be afforded certain of the protective measures provided by the U.S. Commodity Exchange Act, as amended (the "Commodity Exchange Act"), the CFTC's regulations and the rules of the NFA and any domestic exchange, including the right to use reparations proceedings before the CFTC and arbitration proceedings provided by the NFA or any domestic futures exchange. Similarly, such underlying fund may not have the protection of the U.S. securities laws.

Stock index futures contracts are settled daily with a payment by one party to the other of a cash amount based on the difference between the level of the stock index specified in the contract from one day to the next. Futures contracts are standardized as to maturity date and underlying instrument and are traded on futures exchanges. Although futures contracts (other than cash settled futures contracts including most stock index futures contracts) by their terms call for actual delivery or acceptance of the underlying instrument or commodity, in most cases the contracts are closed out before the maturity date without the making or taking of delivery. Closing out an open futures position is done by taking an opposite position ("buying" a contract which has previously been "sold" or "selling" a contract previously "purchased") in an identical contract to terminate the position. Brokerage commissions are incurred when a futures contract position is opened or closed. Futures traders are required to make a good faith margin deposit in cash or government securities with a broker or custodian to initiate and maintain open positions in futures contracts. A margin deposit is intended to assure completion of the contract (delivery or acceptance of the underlying instrument or commodity or payment of the cash settlement amount) if it is not terminated prior to the specified delivery date. Brokers may establish deposit requirements which are higher than the exchange minimums. Futures contracts are customarily purchased and sold on margin deposits which may range upward from less than 5% of the value of the contract being traded.

An underlying fund may use futures contracts and options thereon, together with its positions in cash and money market instruments, to simulate full investment in its underlying index.

An underlying fund may also enter into futures contracts to protect itself from fluctuations in the value of individual securities, the securities markets generally, or interest rate fluctuations, without actually buying or selling the underlying debt or equity security. For example, if an underlying fund anticipates an increase in the price of stocks, and it intends to purchase stocks at a later time, the underlying fund could enter into a futures contract to purchase a stock index as a temporary substitute for stock purchases. If an increase in the market occurs that influences the stock index as anticipated, the value of the futures contracts will increase, thereby serving as a hedge against the underlying fund not participating in a market advance. This technique is sometimes known as an anticipatory hedge. An underlying fund may also use this technique with respect to an individual company's stock. To the extent an underlying fund enters into futures contracts for this purpose, the segregated assets maintained to cover such underlying fund's obligations with respect to the futures contracts will consist of liquid assets from its portfolio in an amount equal to the difference between the contract price and the aggregate value of the initial and variation margin payments made by the underlying fund with respect to the futures contracts. Conversely, if an underlying fund holds stocks and seeks to protect itself from a decrease in stock prices, the underlying fund might sell stock index futures contracts, thereby hoping to offset the potential decline in the value of its portfolio securities by a corresponding increase in the value of the futures contract position. Similarly, if an underlying fund holds an individual company's stock and expects the price of that stock to decline, the underlying fund may sell a futures contract on that stock in hopes of offsetting the potential decline in the company's stock price. An underlying fund could protect against a decline in stock prices by selling portfolio securities and investing in money market instruments, but the use of futures contracts enables it to maintain a defensive position without having to sell portfolio securities. See an underlying fund's prospectus or statement of additional information for additional information, including any restrictions on its use of futures and options.

Risks of Investing in Futures Contracts. The ordinary spreads between prices in the cash and futures markets, due to differences in the nature of those markets, are subject to distortions. First, all participants in the futures market are subject to initial margin and variation margin requirements. Rather than meeting additional variation margin requirements, investors may close out futures contracts through offsetting transactions which could distort the normal price relationship between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery of the instrument underlying a futures contract. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced and prices in the futures market distorted. Third, from the point of view of speculators, the margin deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions. Due to the possibility of the foregoing distortions, a correct forecast of general price trends by the portfolio managers and/or investment personnel still may not result in a successful use of futures.

Futures contracts entail risks. There is no guarantee that derivative investments will benefit the underlying funds. An underlying fund's performance could be worse than if the underlying fund had not used such instruments. For example, if an underlying fund has hedged against the effects of a possible decrease in prices of securities held in its portfolio and prices increase instead, the underlying fund will lose part or all of the benefit of the increased value of these securities because of offsetting losses in its futures positions. This risk may be magnified for single stock futures transactions, as the portfolio managers and/or investment personnel must predict the direction of the price of an individual stock, as opposed to securities prices generally. In addition, if an underlying fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements. Those sales may be, but will not necessarily be, at increased prices which reflect the rising market and may occur at a time when the sales are disadvantageous to the underlying fund.

The prices of futures contracts depend primarily on the value of their underlying instruments. Because there are a limited number of types of futures contracts, it is possible that the standardized futures contracts available to an underlying fund will not match exactly the underlying fund's current or potential investments. An underlying fund may buy and sell futures contracts based on underlying instruments with different characteristics from the securities in which it typically invests – for example, by hedging investments in portfolio securities with a futures contract based on a broad index of securities – which involves a risk that the futures position will not correlate precisely with the performance of the underlying fund's investments.

Futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments closely correlate with an underlying fund's investments, such as with a single stock futures contract. Futures prices are affected by factors such as current and anticipated short-term interest rates, changes in volatility of the underlying instruments, and the time remaining until expiration of the contract. Those factors may affect securities prices differently from futures prices. Imperfect correlations between an underlying fund's investments and its futures positions also may result from differing levels of demand in the futures markets and the securities markets, from structural differences in how futures and securities are traded, and from imposition of daily price fluctuation limits for futures contracts. An underlying fund may buy or sell futures contracts with a greater or lesser value than the securities it wishes to hedge or is considering purchasing in order to attempt to compensate for differences in historical volatility between the futures contract and the securities, although this may not be successful in all cases. If price changes in an underlying fund's futures positions are poorly correlated with its other investments, its futures positions may fail to produce desired gains or result in losses that are not offset by the gains in the underlying fund's other investments.

Because futures contracts are generally settled within a day from the date they are closed out, compared with a settlement period of three days for some types of securities, the futures markets can provide superior liquidity to the securities markets. Nevertheless, there is no assurance that a liquid secondary market will exist for any particular futures contract at any particular time. In addition, futures exchanges may establish daily price fluctuation limits for futures contracts and may halt trading if a contract's price moves upward or downward more than the limit in a given day. On volatile trading days when the price fluctuation limit is reached, it may be impossible for an underlying fund to enter into new positions or close out existing positions. If the secondary market for a futures contract is not liquid because of price fluctuation limits or otherwise, an underlying fund may not be able to promptly liquidate unfavorable futures positions and potentially could be required to continue to hold a futures position until the delivery date, regardless of changes in its value. As a result, such underlying fund's access to other assets held to cover its futures positions also could be impaired.

Options on Futures Contracts. The underlying funds may buy and write put and call options on futures contracts with respect to, but not limited to, interest rates, commodities, foreign currencies, and security or commodity indices. A purchased option on a future gives an underlying fund the right (but not the obligation) to buy or sell a futures contract at a specified price on or before a specified date. The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. As with other option transactions, securities will be segregated to cover applicable margin or segregation requirements on open futures contracts. Depending on the pricing of the option compared to either the price of the futures contract upon which it is based or the price of the underlying instrument, ownership of the option may or may not be less risky than ownership of the futures contract or the underlying instrument. As with the purchase of futures contracts, when an underlying fund is not fully invested, it may buy a call option on a futures contract to hedge against a market advance.

The writing of a call option on a futures contract constitutes a partial hedge against declining prices of a security, commodity, or foreign currency which is deliverable under, or of the index comprising, the futures contract. If the futures price at the expiration of the option is below the exercise price, an underlying fund will retain the full amount of the option premium which provides a partial hedge against any decline that may have occurred in the underlying fund's portfolio holdings. The writing of a put option on a futures contract constitutes a partial hedge against increasing prices of a security, commodity, or foreign currency which is deliverable under, or of the index comprising, the futures contract. If the futures price at the expiration of the option is higher than the exercise price, an underlying fund will retain the full amount of the option premium which provides a partial hedge against any increase in the price of securities which the underlying fund is considering buying. If a call or put option an underlying fund has written is exercised, the underlying fund will incur a loss which will be reduced by the amount of the premium it received. Depending on the degree of correlation between the change in the value of its portfolio securities and changes in the value of the futures positions, an underlying fund's losses from existing options on futures may to some extent be reduced or increased by changes in the value of portfolio securities.

The purchase of a put option on a futures contract is similar in some respects to the purchase of protective put options on portfolio securities. For example, an underlying fund may buy a put option on a futures contract to hedge its portfolio against the risk of falling prices or rising interest rates.

The amount of risk an underlying fund assumes when it buys an option on a futures contract is the premium paid for the option plus related transaction costs. In addition to the correlation risks discussed above, the purchase of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the options bought.

Forward Contracts. A forward contract is an agreement between two parties in which one party is obligated to deliver a stated amount of a stated asset at a specified time in the future and the other party is obligated to pay a specified amount for the asset at the time of delivery. The underlying funds may enter into forward contracts to purchase and sell government securities, equity or income securities, foreign currencies, or other financial instruments. Forward contracts generally are traded in an interbank market conducted directly between traders (usually large commercial banks) and their customers. Unlike futures contracts, which are standardized contracts, forward contracts can be specifically drawn to meet the needs of the parties that enter into them. The parties to a forward contract may agree to offset or terminate the contract before its maturity, or may hold the contract to maturity and complete the contemplated exchange.

Forward Foreign Currency Contracts. An underlying fund may enter into forward foreign currency exchange contracts in order to facilitate local settlements or to offset the Fund's exposure to the component currencies. A forward currency contract is an obligation to buy or sell an amount of a specified currency for an agreed price (which may be in U.S. dollars or a foreign currency). An underlying fund will exchange foreign currencies for U.S. dollars and for other foreign currencies in the normal course of business and may buy and sell currencies through forward currency contracts in order to fix a price for securities it has agreed to buy or sell ("transaction hedge"). An underlying fund also may hedge some or all of its investments denominated in a foreign currency or exposed to foreign currency fluctuations against a decline in the value of that currency relative to the U.S. dollar by entering into forward currency contracts to sell an amount of that currency (or a proxy currency whose performance is expected to replicate or exceed the performance of that currency relative to the U.S. dollar) approximating the value of some or all of its portfolio securities denominated in or exposed to that currency ("position hedge") or by participating in options or futures contracts with respect to the currency. An underlying fund also may enter into a forward currency contract with respect to a currency where the underlying fund is considering the purchase or sale of investments denominated in that currency but has not yet selected the specific investments ("anticipatory hedge"). In any of these circumstances an underlying fund may, alternatively, enter into a forward currency contract to purchase or sell one foreign currency for a second currency that is expected to perform more favorably relative to the U.S. dollar if the portfolio managers and/or investment personnel believe there is a reasonable degree of correlation between movements in the two currencies ("cross-hedge"). In addition, an underlying fund may cross-hedge its U.S. dollar exposure in order to achieve a representative weighted mix of the major currencies in its benchmark index and/or to cover an underweight country or region exposure in its portfolio. An underlying fund may enter into physically-settled non-U.S. currency forwards, and non-U.S. currency futures contracts and spot currency transactions to facilitate local securities settlements or to protect against currency exposure.

These types of hedging minimize the effect of currency appreciation as well as depreciation, but do not eliminate fluctuations in the underlying U.S. dollar equivalent value of the proceeds of or rates of return on an underlying fund's foreign currency denominated portfolio securities. The matching of the increase in value of a forward contract and the decline in the U.S. dollar equivalent value of the foreign currency denominated asset that is the subject of the hedge generally will not be precise. Shifting an underlying fund's currency exposure from one foreign currency to another removes the underlying fund's opportunity to profit from increases in the value of the original currency and involves a risk of increased losses to the underlying fund if its portfolio managers' and/or investment personnel's projection of future exchange rates is inaccurate. Proxy hedges and cross-hedges may protect against losses resulting from a decline in the hedged currency, but will cause an underlying fund to assume the risk of fluctuations in the value of the currency it purchases which may result in losses if the currency used to hedge does not perform similarly to the currency in which hedged securities are denominated. Unforeseen changes in currency prices may result in poorer overall performance for an underlying fund than if it had not entered into such contracts.

An underlying fund may also use non-deliverable forward ("NDF") contracts to execute its hedging transactions. NDFs are cash settled, short-term forward contracts that may be thinly traded or are denominated in non-convertible foreign currencies, where the profit or loss at the time of settlement date is calculated by taking the difference between the agreed upon exchange rate and the spot rate at the time of settlement, for an agreed upon notional amount of funds. NDFs generally have a fixing date and a settlement date. The fixing date is the valuation date at which the difference between the prevailing market exchange rate and the agreed upon exchange rate is calculated. The settlement date is the date by which the payment of the difference is due to the party receiving payment. NDFs are commonly quoted for time periods ranging from one month to up to two years, and are normally quoted and settled in U.S. dollars. They are often used to gain exposure to and/or hedge exposure to foreign currencies that are not internationally traded. Foreign currency forward contracts and NDFs are subject to regulation under ~~The Dodd-Frank Wall Street Reform and Consumer Protection Act ("~~the Dodd-Frank Act~~")~~ in the U.S. and under comparable regimes in Europe, Asia and other non-U.S. jurisdictions. Physically-settled forwards between eligible contract participants, such as an underlying fund, are generally subject to lighter regulation in the U.S. than NDFs and cash-settled foreign currency forward contracts. Under the Dodd-Frank Act, NDFs are regulated as swaps and are subject to rules requiring central clearing and mandatory trading on an exchange or facility that is regulated by the CFTC. NDFs traded in the over-the-counter market are subject to margin requirements that are expected to be finalized in the near future. Implementation of the regulations regarding clearing, mandatory trading and margining of NDFs are likely to increase the cost to the underlying fund of hedging currency risk and, as a result, may affect returns to investors in the underlying fund. As a result of regulatory requirements under the 1940 Act, a fund is required to maintain an amount of liquid assets, accrued on a daily basis, having an aggregate value at least equal to the value of such fund's obligations under the foreign currency forward contract or NDF. To the extent that foreign currency forward contracts are settled on a physical basis, the Fund will generally be required to maintain an amount of liquid assets equal to the notional value of the contract. In connection with NDFs and cash-settled foreign currency forward contracts, on the other hand, which are performed on a net basis, with the underlying fund receiving or paying only the net amount of a specified exchange rate, the underlying fund will generally maintain liquid assets, accrued daily, equal to the accrued excess, if any, of the underlying fund's obligations over those of its counterparty under the contract. Accordingly, reliance by the underlying fund on physically-settled foreign currency forward contracts may adversely impact investors by requiring the underlying fund to set aside a greater amount of liquid assets than would generally be required if the underlying fund were relying on cash-settled foreign currency forward contracts or NDFs.

While forward contracts are not currently regulated by the CFTC, the CFTC may in the future assert authority to regulate forward contracts. In such event, the underlying funds' ability to utilize forward contracts may be restricted. In addition, an underlying fund may not always be able to enter into forward contracts at attractive prices and may be limited in its ability to use these contracts.

Options on Securities. An underlying fund may write covered and uncovered put and call options and buy put and call options on securities that are traded on U.S. and foreign securities exchanges and OTC. Examples of covering transactions include: (i) for a written put, selling short the underlying instrument at the same or higher price than the put's exercise price; and (ii) for a written call, owning the underlying instrument. The underlying funds may write and buy options on the same types of securities that the underlying funds may purchase directly. The underlying funds may utilize American-style and European-style options. An American-style option is an option contract that can be exercised at any time between the time of purchase and the option's expiration date. A European-style option is an option contract that can only be exercised on the option's expiration date.

An underlying fund may cover its obligations on a put option by segregating cash or other liquid assets with the underlying fund's custodian for a value equal to: (i) the full notional value of the put for physically settled options; or (ii) the in-the-money value of the put for cash settled options. An underlying fund may also cover its obligations on a put option by holding a put on the same security and in the same principal amount as the put written where the exercise price of the put held: (i) is equal to or greater than the exercise price of the put written; or (ii) is less than the exercise price of the put written if the difference is maintained by the underlying fund in cash or other liquid assets in a segregated account with its custodian. The premium paid by the buyer of an option will normally reflect, among other things, the relationship of the exercise price to the market price and the volatility of the underlying security, the remaining term of the option, supply and demand, and interest rates.

An underlying fund may cover its obligations on a call option by segregating cash or other liquid assets with the underlying fund's custodian for a value equal to: (i) the current market value, marked-to-market daily, of the underlying security (but not less than the full notional value of the call) for physically settled options; or (ii) the in-the-money value of the call for cash settled options. An underlying fund may also cover its obligations on a written call option by (i) owning the underlying security covered by the call or having an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by the underlying fund's custodian) upon conversion or exchange of other securities held in its portfolio; or (ii) holding a call on the same security and in the same principal amount as the call written where the exercise price of the call held: (a) is equal to or less than the exercise price of the call written; or (b) is greater than the exercise price of the call written if the difference is maintained by the underlying fund in cash or other liquid assets in a segregated account with its custodian.

The premium paid by the buyer of an option will normally reflect, among other things, the relationship of the exercise price to the market price and the volatility of the underlying security, the remaining term of the option, supply and demand, and interest rates.

The writer of an option may have no control over when the underlying securities must be sold, in the case of a call option, or bought, in the case of a put option, since with regard to certain options, the writer may be assigned an exercise notice at any time prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount, of course, may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill the obligation to buy the underlying security at the exercise price, which will usually exceed the then market value of the underlying security.

The writer of an option that wishes to terminate its obligation may effect a "closing purchase transaction." This is accomplished by buying an option of the same series as the option previously written. The effect of the purchase is that the writer's position will be canceled by the clearing corporation. However, a writer may not effect a closing purchase transaction after being notified of the exercise of an option. Likewise, an investor who is the holder of an option may liquidate its position by effecting a "closing sale transaction." This is accomplished by selling an option of the same series as the option previously bought. There is no guarantee that either a closing purchase or a closing sale transaction can be effected.

In the case of a written call option, effecting a closing transaction will permit an underlying fund to write another call option on the underlying security with either a different exercise price or expiration date or both. In the case of a written put option, such transaction will permit an underlying fund to write another put option to the extent that the exercise price is secured by deposited liquid assets. Effecting a closing transaction also will permit an underlying fund to use the cash or proceeds from the concurrent sale of any securities subject to the option for other investments. If an underlying fund desires to sell a particular security from its portfolio on which it has written a call option, the underlying fund will effect a closing transaction prior to or concurrent with the sale of the security.

An underlying fund will realize a profit from a closing transaction if the price of the purchase transaction is less than the premium received from writing the option or the price received from a sale transaction is more than the premium paid to buy the option. An underlying fund will realize a loss from a closing transaction if the price of the purchase transaction is more than the premium received from writing the option or the price received from a sale transaction is less than the premium paid to buy the option. Because increases in the market price of a call option generally will reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by the underlying fund.

An option position may be closed out only where a secondary market for an option of the same series exists. If a secondary market does not exist, an underlying fund may not be able to effect closing transactions in particular options and the underlying fund would have to exercise the options in order to realize any profit. If an underlying fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise. The absence of a liquid secondary market may be due to the following: (i) insufficient trading interest in certain options; (ii) restrictions imposed by a national securities exchange ("Exchange") on which the option is traded on opening or closing transactions or both; (iii) trading halts, suspensions, or other restrictions imposed with respect to particular classes or series of options or underlying securities; (iv) unusual or unforeseen circumstances that interrupt normal operations on an Exchange; (v) the facilities of an Exchange or of the OCC may not at all times be adequate to handle current trading volume; or (vi) one or more Exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that Exchange (or in that class or series of options) would cease to exist, although outstanding options on that Exchange that had been issued by the OCC as a result of trades on that Exchange would continue to be exercisable in accordance with their terms.

An underlying fund may write options in connection with buy-and-write transactions. In other words, an underlying fund may buy a security and then write a call option against that security. The exercise price of such call will depend upon the expected price movement of the underlying security. The exercise price of a call option may be below ("in-the-money"), equal to ("at-the-money"), or above ("out-of-the-money") the current value of the underlying security at the time the option is written. Buy-and-write transactions using in-the-money call options may be used when it is expected that the price of the underlying security will remain flat or decline moderately during the option period. Buy-and-write transactions using at-the-money call options may be used when it is expected that the price of the underlying security will remain fixed or advance moderately during the option period. Buy-and-write transactions using out-of-the-money call options may be used when it is expected that the premiums received from writing the call option plus the appreciation in the market price of the underlying security up to the exercise price will be greater than the appreciation in the price of the underlying security alone. If the call options are exercised in such transactions, an underlying fund's maximum gain will be the premium received by it for writing the option, adjusted upwards or downwards by the difference between the underlying fund's purchase price of the security and the exercise price. If the options are not exercised and the price of the underlying security declines, the amount of such decline will be offset by the amount of premium received.

The writing of covered put options is similar in terms of risk and return characteristics to buy-and-write transactions. If the market price of the underlying security rises or otherwise is above the exercise price, the put option will expire worthless and an underlying fund's gain will be limited to the premium received. If the market price of the underlying security declines or otherwise is below the exercise price, the underlying fund may elect to close the position or take delivery of the security at the exercise price and the underlying fund's return will be the premium received from the put options minus the amount by which the market price of the security is below the exercise price.

An underlying fund may buy put options to hedge against a decline in the value of its portfolio. By using put options in this way, the underlying fund will reduce any profit it might otherwise have realized in the underlying security by the amount of the premium paid for the put option and by transaction costs.

An underlying fund may buy call options to hedge against an increase in the price of securities that it may buy in the future. The premium paid for the call option plus any transaction costs will reduce the benefit, if any, realized by the underlying fund upon exercise of the option, and, unless the price of the underlying security rises sufficiently, the option may expire worthless to the underlying fund.

Options on Securities Indices. The underlying funds may also purchase and write exchange-listed and OTC put and call options on securities indices. A securities index measures the movement of a certain group of securities by assigning relative values to the securities. The index may fluctuate as a result of changes in the market values of the securities included in the index. Some securities index options are based on a broad market index, such as the New York Stock Exchange Composite Index, or a narrower market index such as the Standard & Poor's 100. Indices may also be based on a particular industry, market segment, or certain currencies such as the U.S. Dollar Index or DXY Index.

Options on securities indices are similar to options on securities except that (1) the expiration cycles of securities index options are monthly, while those of securities options are currently quarterly, and (2) the delivery requirements are different. Instead of giving the right to take or make delivery of securities at a specified price, an option on a securities index gives the holder the right to receive a cash "exercise settlement amount" equal to (a) the amount, if any, by which the fixed exercise price of the option exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the date of exercise, multiplied by (b) a fixed "index multiplier." Receipt of this cash amount will depend upon the closing level of the securities index upon which the option is based being greater than, in the case of a call, or less than, in the case of a put, the exercise price of the index and the exercise price of the option times a specified multiple. The writer of the option is obligated, in return for the premium received, to make delivery of this amount. Securities index options may be offset by entering into closing transactions as described above for securities options.

Options on Non-U.S. Securities Indices. The underlying funds may purchase and write put and call options on foreign securities indices listed on domestic and foreign securities exchanges. The underlying funds may also purchase and write OTC options on foreign securities indices.

The underlying funds may, to the extent allowed by federal and state securities laws, invest in options on non-U.S. securities indices instead of investing directly in individual non-U.S. securities. The underlying funds may also use foreign securities index options for bona fide hedging and non-hedging purposes.

Options on securities indices entail risks in addition to the risks of options on securities. The absence of a liquid secondary market to close out options positions on securities indices may be more likely to occur. Price movements in an underlying fund's portfolio may not correlate precisely with movements in the level of an index and, therefore, the use of options on indices cannot serve as a complete hedge. Because options on securities indices require settlement in cash, the portfolio managers and/or investment personnel may be forced to liquidate portfolio securities to meet settlement obligations. An underlying fund's activities in index options may also be restricted by the requirements of the Internal Revenue Code for qualification as a regulated investment company.

In addition, the hours of trading for options on the securities indices may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying securities markets that cannot be reflected in the option markets. It is impossible to predict the volume of trading that may exist in such options, and there can be no assurance that viable exchange markets will develop or exist.

Swaps and Swap-Related Products. The underlying funds may enter into swap agreements or utilize swap-related products, including, but not limited to, total return swaps; equity swaps; interest rate swaps; commodity swaps; credit default swaps, including index credit default swaps ("CDXs") and other event-linked swaps; swap agreements on security or commodity indices; swaps on ETFs; and currency swaps, caps, and floors (either on an asset-based or liability-based basis, depending upon whether it is hedging its assets or its liabilities). To the extent an underlying fund may invest in foreign currency-denominated securities, it also may invest in currency exchange rate swap agreements. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a day to more than one year. An underlying fund may enter into swap agreements in an attempt to gain exposure to the stocks making up an index of securities in a market without actually purchasing those stocks, or to hedge a position. The most significant factor in the performance of swap agreements is the change in value of the specific index, security, or currency, or other factors that determine the amounts of payments due to and from the underlying fund. An underlying fund will usually enter into total return swaps and interest rate swaps on a net basis (i.e., the two payment streams are netted out, with the underlying fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the underlying fund's obligations over its entitlement with respect to each swap will be calculated on a daily basis, and an amount of cash or other liquid assets having an aggregate NAV at least equal to the accrued excess will be maintained in a segregated account by the underlying fund's custodian. If an underlying fund enters into a swap on other than a net basis, it would maintain segregated assets in the full amount accrued on a daily basis of its obligations with respect to the swap.

Swap agreements entail the risk that a party will default on its payment obligations to an underlying fund. If there is a default by the other party to such a transaction, the underlying fund normally will have contractual remedies pursuant to the agreements related to the transaction. Swap agreements also bear the risk that an underlying fund will not be able to meet its obligation to the counterparty. Swap agreements are typically privately negotiated and entered into in the over-the-counter market. However, the ~~Dodd-Frank Wall Street Reform and Consumer Protection Act (the "~~Dodd-Frank Act~~")~~ of 2010 now requires certain swap agreements to be centrally cleared. Swaps that are required to be cleared are required to post initial and variation margins in accordance with the exchange requirements. New regulations under the Dodd-Frank Act could, among other things, increase the cost of such transactions.

Some types of swaps are required to be executed on an exchange or on a swap execution facility. A swap execution facility is a trading platform where multiple market participants can execute derivatives by accepting bids and offers made by multiple other participants in the platform. While this execution requirement is designed to increase transparency and liquidity in the cleared derivatives market, trading on a swap execution facility can create additional costs and risks for an underlying fund. For example, swap execution facilities typically charge fees, and if an underlying fund executes derivatives on a swap execution facility through a broker intermediary, the intermediary may impose fees as well. Also, an underlying fund may indemnify a swap execution facility, or a broker intermediary who executes cleared derivatives on a swap execution facility on the underlying fund's behalf, against any losses or costs that may be incurred as a result of the underlying fund's transactions on the swap execution facility. If an underlying fund wishes to execute a package of transactions that includes a swap that is required to be executed on a swap execution facility as well as other transactions (for example, a transaction that includes both a security and an interest rate swap that hedges interest rate exposure with respect to such security), it is possible the underlying fund could not execute all components of the package on the swap execution facility. In that case, the underlying fund would need to trade certain components of the package on the swap execution facility and other components of the package in another manner, which could subject the underlying fund to the risk that certain of the components of the package would be executed successfully and others would not, or that the components would be executed at different times, leaving the underlying fund with an unhedged position for a period of time.

The swap market has grown substantially in recent years, with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations for which standardized documentation has not yet been developed and, accordingly, they are less liquid than other types of swaps. To the extent an underlying fund sells (i.e., writes) caps and floors, it will segregate cash or other liquid assets having an aggregate NAV at least equal to the full amount, accrued on a daily basis, of its obligations with respect to any caps or floors.

There is no limit on the ~~amount~~ number of total return, equity, or interest rate swap transactions that may be entered into by an underlying fund. The use of swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. Swap transactions may in some instances involve the delivery of securities or other underlying assets by an underlying fund or its counterparty to collateralize obligations under the swap. Under the documentation currently used in those markets, the risk of loss with respect to swaps is limited to the net amount of the payments that an underlying fund is contractually obligated to make. If the other party to a swap that is not collateralized defaults, the underlying fund would risk the loss of the net amount of the payments that it contractually is entitled to receive. An underlying fund may buy and sell (i.e., write) caps and floors, without limitation, subject to the segregation requirement described above. Certain swaps, such as total return swaps, may add leverage to an underlying fund because, in addition to its total net assets, the underlying fund may be subject to investment exposure on the notional amount of the swap.

Another form of a swap agreement is the credit default swap. As the seller in a credit default swap contract, an underlying fund would be required to pay the par value (the "notional value") (or other agreed-upon value) of a referenced debt obligation to the counterparty in the event of a default by a third party, such as a U.S. or foreign corporate issuer, on the debt obligation. In return, the underlying fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the underlying fund would keep the stream of payments and would have no payment obligations. As the seller, the underlying fund would effectively add leverage to its portfolio because, in addition to its total net assets, the underlying fund would be subject to investment exposure on the notional value of the swap. The maximum potential amount of future payments (undiscounted) that an underlying fund as a seller could be required to make in a credit default transaction would be the notional amount of the agreement. An underlying fund may also purchase credit default swap contracts in order to hedge against the risk of default of debt securities held in its portfolio, in which case the underlying fund would function as the counterparty referenced in the preceding paragraph. Credit default swaps could result in losses if the underlying fund does not correctly evaluate the creditworthiness of the company or companies on which the credit default swap is based.

Credit default swap agreements may involve greater risks than if an underlying fund had invested in the reference obligation directly since, in addition to risks relating to the reference obligation, credit default swaps are subject to illiquidity risk, counterparty risk, and credit risk. An underlying fund will generally incur a greater degree of risk when it sells a credit default swap than when it purchases a credit default swap. As a buyer of a credit default swap, the underlying fund may lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. As seller of a credit default swap, if a credit event were to occur, the value of any deliverable obligation received by the underlying fund, coupled with the upfront or periodic payments previously received, may be less than what it pays to the buyer, resulting in a loss of value to the underlying fund.

Regulations enacted by the CFTC under the Dodd-Frank Act require the underlying funds to clear certain interest rate and credit default index swaps through a clearinghouse or central counterparty ("CCP"). To clear a swap with a CCP, an underlying fund will submit the swap to, and post collateral with, an FCM that is a clearinghouse member. Alternatively, an underlying fund may enter into a swap with a financial institution other than the FCM (the "Executing Dealer") and arrange for the swap to be transferred to the FCM for clearing. An underlying fund may also enter into a swap with the FCM itself. The CCP, the FCM, and the Executing Dealer are all subject to regulatory oversight by the CFTC. A default or failure by a CCP or an FCM, or the failure of a swap to be transferred from an Executing Dealer to the FCM for clearing, may expose the underlying funds to losses, increase their costs, or prevent the underlying funds from entering or exiting swap positions, accessing collateral, or fully implementing their investment strategies. The regulatory requirement to clear certain swaps could, either temporarily or permanently, reduce the liquidity of cleared swaps or increase the costs of entering into those swaps.

Options on Swap Contracts. Certain underlying funds may purchase or write covered and uncovered put and call options on swap contracts ("swaptions"). Swaption contracts grant the purchaser the right, but not the obligation, to enter into a swap transaction at preset terms detailed in the underlying agreement within a specified period of time. Entering into a swaption contract involves, to varying degrees, the elements of credit, market, and interest rate risk, associated with both option contracts and swap contracts.

Other Derivatives. Certain underlying funds may invest in other types of derivatives such as caps, floors, collars and certain other financial instruments as set forth in such underlying fund's prospectus or statement of additional information available on the SEC's website at http://www.sec.gov.

Structured Investments. A structured investment is a security having a return tied to an underlying index or other security or asset class. Structured investments generally are individually negotiated agreements and may be traded over-the-counter. Structured investments are organized and operated to restructure the investment characteristics of the underlying security. This restructuring involves the deposit with or purchase by an entity, such as a corporation or trust, or specified instruments (such as commercial bank loans) and the issuance by that entity of one or more classes of securities ("structured securities") backed by, or representing interests in, the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued structured securities to create securities with different investment characteristics, such as varying maturities, payment priorities, and interest rate provisions, and the extent of such payments made with respect to structured securities is dependent on the extent of the cash flow on the underlying instruments. Because structured securities typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments. Investments in structured securities are generally of a class of structured securities that is either subordinated or unsubordinated to the right of payment of another class. Subordinated structured securities typically have higher yields and present greater risks than unsubordinated structured securities. Structured securities are typically sold in private placement transactions, and there currently is no active trading market for structured securities.

Investments in government and government-related restructured debt instruments are subject to special risks, including the inability or unwillingness to repay principal and interest, requests to reschedule or restructure outstanding debt, and requests to extend additional loan amounts. Structured investments include a wide variety of instruments which are also subject to special risk such as inverse floaters and collateralized debt obligations. Inverse floaters involve leverage which may magnify an underlying fund's gains or losses. The risk of collateral debt obligations depends largely on the type of collateral securing the obligations. There is a risk that the collateral will not be adequate to make interest or other payments related to the debt obligation the collateral supports.

Structured instruments that are registered under the federal securities laws may be treated as liquid. In addition, many structured instruments may not be registered under the federal securities laws. In that event, an underlying fund's ability to resell such a structured instrument may be more limited than its ability to resell other underlying fund securities. The underlying funds may treat such instruments as illiquid and will be subject to its illiquid securities policies and limitations.

Equity Securities
The underlying funds may invest in equity securities, which include, but are not limited to, common and preferred stocks, securities convertible or exchangeable into common stock, and warrants.

Common Stock. Common stock represents a proportionate share of the ownership of a company. Common stocks sometimes are divided into several classes, with each class having different voting rights, dividend rights, or other differences in their rights and priorities. The value of a stock is based on the market's assessment of the current and future success of a company's business, any income paid to stockholders, the value of the company's assets, and general market conditions. The value of a stock may also be adversely affected by other factors such as accounting irregularities, actual or perceived weaknesses in corporate governance practices of a company's board or management, and changes in company management. Common stock values can fluctuate dramatically over short periods.

Preferred Stock. A preferred stock represents an ownership interest in a company, but pays dividends at a specific rate and has priority over common stock in payment of dividends and liquidation claims. Preferred stock dividends are generally cumulative, noncumulative, or participating. "Cumulative" dividend provisions require all or a portion of prior unpaid dividends to be paid before dividends can be paid to the issuer's common stock. "Participating" preferred stock may be entitled to a dividend exceeding the stated dividend in certain cases. Like debt securities, the value of a preferred stock often fluctuates more in response to changes in interest rates and the creditworthiness of the issuer, rather than in response to changes in the issuer's profitability and business prospects. Preferred stock is subject to similar risks as common stock and debt securities.

Convertible Security. A convertible security is generally a debt obligation or preferred stock that may be converted within a specified period of time into a certain amount of common stock of the same or a different issuer. A convertible security, such as a "convertible preferred stock," provides a fixed-income stream and the opportunity, through its conversion feature, to participate in the capital appreciation resulting from a market price advance in its underlying common stock. Like a common stock, the value of a convertible security tends to increase as the market value of the underlying stock rises, and it tends to decrease as the market value of the underlying stock declines. As with a fixed-income security, a convertible security tends to increase in market value when interest rates decline and decrease in value when interest rates rise. Because both interest rate and market movements can influence its value, a convertible security is not as sensitive to interest rates as a similar fixed-income security, nor is it as sensitive to changes in share price as its underlying stock.

Convertible securities generally have less potential for gain or loss than common stocks. Convertible securities generally provide yields higher than the underlying common stocks, but generally lower than comparable non-convertible securities. Because of this higher yield, convertible securities generally sell at prices above their "conversion value," which is the current market value of the stock to be received upon conversion. The difference between this conversion value and the price of convertible securities will vary over time depending on changes in the value of the underlying common stocks and interest rates.

A convertible security may also be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. If a convertible security held by an underlying fund is called for redemption or conversion, the underlying fund could be required to tender it for redemption, convert it into the underlying common stock, or sell it to a third party.

Synthetic convertible securities are created by combining separate securities that possess the two principal characteristics of a traditional convertible security, i.e., an income-producing security ("income-producing component") and the right to acquire an equity security ("convertible component"). The income-producing component is achieved by investing in non-convertible, income-producing securities such as bonds, preferred stocks and money market instruments, which may be represented by derivative instruments. The convertible component is achieved by investing in securities or instruments such as warrants or options to buy common stock at a certain exercise price, or options on a stock index. Unlike a traditional convertible security, which is a single security having a single market value, a synthetic convertible security is comprised of two or more separate securities, each with its own market value. Therefore, the "market value" of a synthetic convertible security is the sum of the values of its income-producing component and its convertible component. For this reason, the values of a synthetic convertible security and a traditional convertible security may respond differently to market fluctuations.

More flexibility is possible in the assembly of a synthetic convertible security than in the purchase of a convertible security. Although synthetic convertible securities may be selected where the two components are issued by a single issuer, thus making the synthetic convertible security similar to the traditional convertible security, the character of a synthetic convertible security allows the combination of components representing distinct issuers. A synthetic convertible security also is a more flexible investment in that its two components may be purchased separately. For example, an underlying fund may purchase a warrant for inclusion in a synthetic convertible security but temporarily hold short-term investments while postponing the purchase of a corresponding bond pending development of more favorable market conditions.

A holder of a synthetic convertible security faces the risk of a decline in the price of the security or the level of the index involved in the convertible component, causing a decline in the value of the security or instrument, such as a call option or warrant, purchased to create the synthetic convertible security. Should the price of the stock fall below the exercise price and remain there throughout the exercise period, the entire amount paid for the convertible component would be lost. Because a synthetic convertible security includes the income-producing component as well, the holder of a synthetic convertible security also faces the risk that interest rates will rise, causing a decline in the value of the income-producing instrument.

Warrants. Warrants constitute options to purchase equity securities at a specific price and are valid for a specific period of time. They do not represent ownership of the equity securities, but only the right to buy them. Warrants have no voting rights, pay no dividends, and have no rights with respect to the assets of the corporation issuing them. Warrants differ from call options in that warrants are issued by the issuer of the security that may be purchased on their exercise, whereas call options may be issued by anyone. The prices of warrants do not necessarily move parallel to the prices of the underlying equity securities. The price usually represents a premium over the applicable market value of the common stock at the time of the warrant's issuance. Investments in warrants involve certain risks, including the possible lack of a liquid market for the resale of the warrants, potential price fluctuations as a result of speculation or other factors, and failure of the price of the common stock to rise. The price of a warrant may be more volatile than the price of its underlying security. A warrant becomes worthless if it is not exercised within the specified time period.

Foreign Securities

An underlying fund's foreign securities investments may be held indirectly (e.g., depositary receipts, depositary shares, and passive foreign investment companies) or directly via investment in foreign markets, including emerging markets. Investments in foreign securities may include, but are not limited to, corporate debt securities of foreign issuers, preferred or preference stock of foreign issuers, certain foreign bank obligations, and U.S. dollar or foreign currency-denominated obligations of foreign governments or supranational entities or their subdivisions, agencies, and instrumentalities. Investments in foreign securities, including securities of foreign and emerging market governments, may involve greater risks than investing in domestic securities because an underlying fund's performance may depend on factors other than the performance of a particular company. These factors include:

Currency Risk. An underlying fund's investments and strategies will involve exposure to foreign currencies. Currency risk is the risk that changes in the exchange rate between currencies will adversely affect the value (in U.S. dollar terms) of an investment. As long as an underlying fund holds a foreign security, its value will be affected by the value of the local currency relative to the U.S. dollar. When the underlying fund sells a foreign currency denominated security, its value may be worth less in U.S. dollars even if the security increases in value in its home country. U.S. dollar-denominated securities of foreign issuers may also be affected by currency risk, as the value of these securities may also be affected by changes in the issuer's local currency. Additionally, and as a result of an underlying fund's use of currency investment strategies, the underlying fund's net currency positions may expose the underlying fund to losses independent of any securities positions.

Emerging Markets. Within the parameters of its specific investment policies, an underlying fund, may invest its assets in securities of issuers or companies from or with exposure to one or more "developing countries" or "emerging market countries." Such countries include, but are not limited to, countries included in the MSCI Emerging Markets Index^{SM}. Investing in emerging markets involves certain risks not typically associated with investing in the United States and imposes risks greater than, or in addition to, the risks associated with investing in securities of more developed foreign countries as previously discussed under "Foreign Securities." The prices of investments in emerging markets can experience sudden and sharp price swings. In many developing markets, there is less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies than in more developed markets, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on an underlying fund's investments. Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation or deflation for many years, and future inflation may adversely affect the economies and securities markets of such countries. In addition, the economies of developing countries tend to be heavily dependent upon international trade and, as such, have been, and may continue to be, adversely impacted by trade barriers, exchange controls, managed adjustments in relative currency values, and other protectionist measures. These economies also have been, and may continue to be, adversely affected by economic conditions in the countries with which they do business.

The securities markets of many of the countries in which the underlying funds may invest may also be smaller, less liquid, and subject to greater price volatility than those in the United States. In the event of a default on any investments in foreign debt obligations, it may be more difficult for the underlying funds to obtain or to enforce a judgment against the issuers of such securities. In addition, there may be little financial or accounting information available with respect to issuers of emerging market securities, and it may be difficult as a result to assess the value of an investment in such securities. Further, an underlying fund's ability to participate fully in the smaller, less liquid emerging markets may be limited by the policy restricting its investments in illiquid securities. The underlying funds may be subject to emerging markets risk to the extent that they invest in securities of issuers or companies which are not considered to be from emerging markets, but which have customers, products, or transactions associated with emerging markets.

Foreign Market Risk. Foreign securities markets, particularly those of emerging market countries, may be less liquid and more volatile than domestic markets. These securities markets may trade a small number of securities, may have a limited number of issuers and a high proportion of shares, or may be held by a relatively small number of persons or institutions. Local securities markets may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of substantial holdings difficult or impossible at times. It is also possible that certain markets may require payment for securities before delivery, and delays may be encountered in settling securities transactions. In some foreign markets, there may not be protection against failure by other parties to complete transactions. It may not be possible for an underlying fund to repatriate capital, dividends, interest, and other income from a particular country or governmental entity. In addition, securities of issuers located in or economically tied to countries with emerging markets may have limited marketability and may be subject to more abrupt or erratic price movements which could also have a negative effect on an underlying fund. Such factors may hinder an underlying fund's ability to buy and sell emerging market securities in a timely manner, affecting the underlying fund's investment strategies and potentially affecting the value of the underlying fund.

Political and Economic Risk. Foreign investments may be subject to heightened political and economic risks, particularly in emerging markets which may have relatively unstable governments, immature economic structures, national policies restricting investments by foreigners, social instability, and different and/or developing legal systems. Certain countries in which an underlying fund invests are subject to a considerable degree of governmental control and regulation, political corruption or instability or social unrest, which may stifle competition or cause adverse effects on economic growth and could adversely affect an underlying fund's investments. In some countries, there is the risk that the government may take over the assets or operations of a company or that the government may impose withholding and other taxes or limits on the removal of an underlying fund's assets from that country. In addition, the economies of emerging markets may be predominantly based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.

Regulatory Risk. There may be less government supervision of foreign markets. As a result, foreign issuers may not be subject to the uniform accounting, auditing, and financial reporting standards and practices applicable to domestic issuers, and there may be less publicly available information about foreign issuers.

Reliance on Trading Partners Risk. The economies of many countries in which an underlying fund invests are highly dependent on trade with certain key trading partners. Reduction in spending on products and services by these key trading partners, institution of tariffs or other trade barriers or a slowdown in the economies of key trading partners may adversely affect the performance of any company in which an underlying fund invests and have a material adverse effect on such underlying fund's performance.

Security Risk. Some geographic areas in which an underlying fund invests have experienced security concerns. Incidents involving a country's or region's security may cause uncertainty in these markets and may adversely affect its economy and the underlying fund's investments.

Transaction Costs. Costs of buying, selling, and holding foreign securities, including brokerage, tax, and custody costs, may be higher than those involved in domestic transactions.

Geographic Concentration

To the extent an underlying fund invests a significant portion of its assets in a particular country or geographic region, the underlying fund will generally have more exposure to certain risks and world events such as political upheaval, social conditions, financial troubles, or natural disasters in the country or region in which it invests. For example, an underlying fund that focuses on a single country (e.g., China or Japan), or a specific region (e.g., the Middle East or African countries) is more exposed to that country's or region's economic cycles, currency exchange rates, stock market valuations and political risks compared with a more geographically diversified fund. Adverse developments in certain regions could also adversely affect securities of other countries whose economies appear to be unrelated and could have a negative impact on an underlying fund's performance. Some of the markets in which certain underlying fund invests are located in parts of the world that have historically been prone to natural disasters, such as earthquakes, tornadoes, volcanic eruptions, droughts, floods, hurricanes or tsunamis, and are economically sensitive to environmental events.

Risks of Investing in Asia. Many Asian economies have experienced rapid growth and industrialization in recent years, but there is no assurance that this growth rate will be maintained. Other Asian economies, however, have experienced high inflation, high unemployment, currency devaluations and restrictions, and over-extension of credit. During the recent global recession, many of the export-driven Asian economies experienced the effects of the economic slowdown in the United States and Europe, and certain Asian governments implemented stimulus plans, low-rate monetary policies and currency devaluations. Economic events in any one Asian country may have a significant economic effect on the entire Asian region, as well as on major trading partners outside Asia. Any adverse event in the Asian markets may have a significant adverse effect on some or all of the economies of the countries in which an underlying fund invests. Many Asian countries are subject to security and structural risk, including corruption and regional conflict with neighboring countries. In addition, many Asian countries are subject to social and labor risks associated with demands for improved political, economic and social conditions. These risks, among others, may adversely affect the value of the underlying fund's investments.

Risks of Investing in China. Investments in Chinese issuers subject an underlying fund to risks specific to China. China may be subject to considerable degrees of economic, political and social instability. China is a developing market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the past 25 years, the Chinese government has undertaken reform of economic and market practices and is expanding the sphere of private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Internal social unrest or confrontations with other neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency convertibility, interest rate fluctuations and higher rates of inflation. Export growth continues to be a major driver of China's rapid economic growth. Reduction in spending on Chinese products and services, institution of tariffs or other trade barriers, or a downturn in any of the economies of China's key trading partners may have an adverse impact on the Chinese economy.

Risks of Investing in Europe. The Economic and Monetary Union of the European Union ("EU") requires compliance with restrictions on inflation rates, deficits, interest rates, debt levels and fiscal and monetary controls, each of which may significantly affect every country in Europe. Decreasing imports or exports, changes in governmental or EU regulations on trade, changes in the exchange rate of the euro (the common currency of certain EU countries), the default or threat of default by an EU member country on its sovereign debt, and/or an economic recession in an EU member country may have a significant adverse effect on the economies of EU member countries and their trading partners. The European financial markets have experienced volatility and adverse trends in recent years due to concerns about economic downturns or rising government debt levels in several European countries, including Greece, Ireland, Italy, Portugal and Spain. These events have adversely affected the exchange rate of the euro and may continue to significantly affect other European countries.

A number of countries in the European Union ("EU") have experienced, and may continue to experience, severe economic and financial difficulties. In particular, many EU nations are susceptible to economic risks associated with high levels of debt, notably due to investments in sovereign debt of countries such as Greece, Italy, Spain, Portugal, and Ireland. Many non-governmental issuers, and even certain governments, have defaulted on, or been forced to restructure, their debts. Many other issuers have faced difficulties obtaining credit or refinancing existing obligations. Financial institutions have in many cases required government or central bank support, have needed to raise capital, and/or have been impaired in their ability to extend credit. As a result, financial markets in the EU have experienced extreme volatility and declines in asset values and liquidity. These difficulties may continue, worsen, or spread further within the EU.

Certain countries in the EU, particularly Greece, Ireland, and Portugal, have had to accept assistance from supra governmental agencies such as the International Monetary Fund and the European Financial Service Facility. The European Central Bank has also been intervening to purchase Eurozone debt in an attempt to stabilize markets and reduce borrowing costs. Responses to these financial problems by European governments, central banks and others, including austerity measures and reforms, may not work, may result in social unrest, and may limit future growth and economic recovery or have other unintended consequences. Further defaults or restructurings by governments and others of their debt could have additional adverse effects on economies, financial markets, and asset valuations around the world.

In addition, there is the continued risk that one or more countries may abandon the euro and/or withdraw from the EU, placing its currency and banking system in jeopardy. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching. To the extent an underlying fund has exposure to European markets or to transactions tied to the value of the euro, these events could negatively affect the value and liquidity of the underlying fund's investments.

All of these developments have adversely affected the value and exchange rate of the euro and may continue to significantly affect the economies of all EU countries, which in turn may have a material adverse effect on an underlying fund's investments in such countries, other countries that depend on EU countries for significant amounts of trade or investment, or issuers with exposure to debt issued by certain EU countries.

Risks of Investing in India. India is an emerging market and exhibits significantly greater market volatility from time to time in comparison to more developed markets. Political and legal uncertainty, greater government control over the economy, currency fluctuations or blockage, and the risk of nationalization or expropriation of assets may result in higher potential for losses.

Moreover, governmental actions can have a significant effect on the economic conditions in India, which could adversely affect the value and liquidity of an underlying fund's investments. The securities markets in India are comparatively underdeveloped, and stockbrokers and other intermediaries may not perform as well as their counterparts in the United States and other more developed securities markets. The limited liquidity of the Indian securities markets may also affect an underlying fund's ability to acquire or dispose of securities at the price and time that it desires.

Global factors and foreign actions may inhibit the flow of foreign capital on which India is dependent to sustain its growth. In addition, the Reserve Bank of India ("RBI") has imposed limits on foreign ownership of Indian securities, which may decrease the liquidity of an underlying fund's portfolio and result in extreme volatility in the prices of Indian securities. These factors, coupled with the lack of extensive accounting, auditing and financial reporting standards and practices, as compared to the United States, may increase an underlying fund's risk of loss.

Further, certain Indian regulatory approvals, including approvals from the Securities and Exchange Board of India ("SEBI"), the RBI, the central government and the tax authorities (to the extent that tax benefits need to be utilized), may be required before an underlying fund can make investments in the securities of Indian companies.

Risks of Investing in North America. Economic events in any one North American country can have a significant economic effect on the entire North American region and on some or all of the North American countries in which an underlying fund invests. The United States is Canada's and Mexico's largest trading and investment partner. The Canadian and Mexican economies are significantly affected by developments in the U.S. economy. Since the implementation of the North American Free Trade Agreement in 1994 among Canada, the United States and Mexico, total merchandise trade among the three countries has increased. Policy and legislative changes in one country may have a significant effect on North American markets generally, as well as on the value of certain securities held by an underlying fund.

Risks of Investing in South Korea. Investments in South Korean issuers involve risks that are specific to South Korea, including legal, regulatory, political, currency, security and economic risks. Substantial political tensions exist between North Korea and South Korea and recently these political tensions have escalated. The outbreak of hostilities between the two nations, or even the threat of an outbreak of hostilities, will likely adversely impact the South Korean economy. In addition, South Korea's economic growth potential has recently been on a decline, mainly because of a rapidly aging population and structural problems.

Risks of Investing in the United States. An underlying fund may have significant exposure to U.S. issuers. A decrease in imports or exports, changes in trade regulations and/or an economic recession in the United States may have a material adverse effect on the U.S. economy and the securities listed on U.S. exchanges. The financial crisis that began in 2007 caused a significant decline in the value and liquidity of issuers in the United States. Policy and legislative changes in the United States are changing many aspects of financial and other regulation and may have a significant effect on the U.S. markets generally, as well as the value of certain securities. In addition, a continued rise in the U.S. public debt level or U.S. austerity measures may adversely affect U.S. economic growth and the securities to which an underlying fund has exposure.

Risks of Investing in Japan. An underlying fund may invest in securities of companies that are principally located in Japan. The Japanese economy may be subject to considerable degrees of economic, political and social instability, which could have a negative impact on Japanese securities. Since the year 2000, Japan's economic growth rate has remained relatively low, and it may remain low in the future. In addition, Japan is subject to the risk of natural disasters, such as earthquakes, volcanic eruptions, typhoons and tsunamis, which could negatively affect an underlying fund's investment.

High Portfolio Turnover Risk
An underlying fund may engage in active and frequent trading of its portfolio securities. High portfolio turnover (higher than 100%) may result in increased transaction costs to the underlying fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities. The sale of an underlying fund's portfolio securities may result in the realization and/or distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies. Higher than normal portfolio turnover may adversely affect underlying fund performance.

Inflation-Linked Securities

An underlying fund may invest in inflation-indexed securities, including municipal inflation-indexed bonds and corporate inflation-indexed bonds, or in derivatives that are linked to these securities. Inflation-linked bonds are fixed-income securities that have a principal value that is periodically adjusted according to the rate of inflation. If an index measuring inflation falls, the principal value of inflation-indexed bonds will typically be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Because of their inflation adjustment feature, inflation-linked bonds typically have lower yields than conventional fixed-rate bonds. In addition, inflation-linked bonds also normally decline in price when real interest rates rise. In the event of deflation, when prices decline over time, the principal and income of inflation-linked bonds would likely decline, resulting in losses to an underlying fund.

Municipal Obligations

The underlying funds may invest in municipal obligations issued by states, territories, and possessions of the United States and the District of Columbia. The municipal obligations which an underlying fund may purchase include general obligation bonds and limited obligation bonds (or revenue bonds) and private activity bonds. In addition, an underlying fund may invest in securities issued by entities whose underlying assets are municipal bonds. General obligation bonds are obligations involving the credit of an issuer possessing taxing power and are payable from such issuer's general revenues and not from any particular source. Limited obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Tax-exempt private activity bonds generally are also revenue bonds and thus are not payable from the issuer's general revenues.

The value of municipal obligations can be affected by changes in their actual or perceived credit quality. The credit quality of municipal obligations can be affected by, among other things, the financial condition of the issuer or guarantor, the issuer's future borrowing plans and sources of revenue, the economic feasibility of the revenue bond project or general borrowing purpose, political or economic developments in the region where the security is issued, and the liquidity of the security. Because municipal securities are generally traded over-the-counter, the liquidity of a particular issue often depends on the willingness of dealers to make a market in the security. The liquidity of some municipal obligations may be enhanced by demand features, which would enable an underlying fund to demand payment on short notice from the issuer or a financial intermediary.

An underlying fund may invest in longer-term municipal obligations that give the investor the right to "put" or sell the security at par (face value) within a specified number of days following the investor's request – usually one to seven days. This demand feature enhances a security's liquidity by shortening its effective maturity and enables it to trade at a price equal to or very close to par. If a demand feature terminates prior to being exercised, an underlying fund would hold the longer-term security, which could experience substantially more volatility.

Mortgage Dollar Rolls

A mortgage dollar roll is a transaction in which an underlying fund sells a mortgage-backed security to a dealer and simultaneously agrees to purchase a similar security (but not the same security) in the future at a predetermined price. A mortgage-dollar-roll program may be structured to simulate an investment in mortgage-backed securities at a potentially lower cost, or with potentially reduced administrative burdens, than directly holding mortgage-backed securities. For accounting purposes, each transaction in a mortgage dollar roll is viewed as a separate purchase and sale of a mortgage-backed security. The underlying fund receives cash for a mortgage-backed security in the initial transaction and enters into an agreement that requires the underlying fund to purchase a similar mortgage-backed security in the future. The counterparty with which an underlying fund enters into a mortgage-dollar-roll transaction is obligated to provide the underlying fund with similar securities to purchase as those originally sold by the underlying fund. These securities generally must (1) be issued by the same agency and be part of the same program; (2) have similar original stated maturities; (3) have identical net coupon rates; and (4) satisfy "good delivery" requirements, meaning that the aggregate principal amounts of the securities delivered and received back must be within a certain percentage of the initial amount delivered.

High-Yield/High-Risk Bonds

Within the parameters of its specific investment policies, an underlying fund may invest in bonds that are rated below investment grade (i.e., bonds rated BB+ or lower by Standard & Poor's Ratings Services and Fitch, Inc., or Ba or lower by Moody's Investors Service, Inc.) or an unrated bond of similar quality.

Lower rated bonds involve a higher degree of credit risk (the risk that the issuer will not make interest or principal payments when due) than higher quality bonds. In the event of an unanticipated default, an underlying fund would experience a reduction in its income, and could expect a decline in the market value of the bonds so affected. High-yield/high-risk bonds may be more sensitive than other types of bonds to economic changes, political changes, or adverse developments specific to the company that issued the bond, which may adversely affect their value. Issuers of high-yield/high-risk bonds may not be as strong financially as those issuing bonds with higher credit ratings and may be more vulnerable to real or perceived economic changes, political changes, or adverse developments specific to the issuer. In addition, the secondary market on which high-yield securities are traded is less liquid than the market for investment grade securities. The lack of a liquid secondary market may have an adverse impact on the market price of the security. Additionally, it may be more difficult to value the securities because valuation may require more research, and elements of judgment may play a larger role in the valuation because there is less reliable, objective data available.

Please refer to the "Explanation of Rating Categories" section of this SAI for a description of bond rating categories.

Loan Interests and Direct Debt Instruments

Loan interests and direct debt instruments are interests in amounts owed by a corporate, governmental, or other borrower to lenders or lending syndicates (in the case of loans and loan participations); to suppliers of goods or services (in the case of trade claims or other receivables); or to other parties. These investments involve a risk of loss in case of the default, the insolvency, or the bankruptcy of the borrower and may offer less legal protection to the purchaser in the event of fraud or misrepresentation, or there may be a requirement that a purchaser supply additional cash to a borrower on demand. Purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of interest and repayment of principal. Direct debt instruments may not be rated by a rating agency. If scheduled interest or principal payments are not made, or are not made in a timely manner, the value of the instrument may be adversely affected. Loans that are fully secured provide more protections than unsecured loans in the event of failure to make scheduled interest or principal payments. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the borrower's obligation or that the collateral could be liquidated. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks and may be highly speculative. Borrowers that are in bankruptcy or restructuring may never pay off their indebtedness, or they may pay only a small fraction of the amount owed. Direct indebtedness of developing countries also involves a risk that the governmental entities responsible for the repayment of the debt may be unable, or unwilling, to pay interest and repay principal when due. Corporate loans and other forms of direct corporate indebtedness in which an underlying fund may invest generally are made to finance internal growth, mergers, acquisitions, stock repurchases, refinancing of existing debt, leveraged buyouts, and other corporate activities. A significant portion of the corporate indebtedness purchased by an underlying fund may represent interests in loans or debt made to finance highly leveraged corporate acquisitions (known as "leveraged buyout" transactions), leveraged recapitalization loans, and other types of acquisition financing. Another portion may also represent loans incurred in restructuring or "work-out" scenarios, including super-priority debtor-in-possession facilities in bankruptcy and acquisition of assets out of bankruptcy. Loans in restructuring or work-out scenarios may be especially vulnerable to the inherent uncertainties in restructuring processes. In addition, the highly leveraged capital structure of the borrowers in any such transactions, whether in acquisition financing or restructuring, may make such loans especially vulnerable to adverse or unusual economic or market conditions. Loans and other forms of direct indebtedness generally are subject to restrictions on transfer, and only limited opportunities may exist to sell them in secondary markets. As a result, an underlying fund may be unable to sell loans and other forms of direct indebtedness at a time when it may otherwise be desirable to do so or may be able to sell them only at a price that is less than their fair value. Investments in loans through direct assignment of a financial institution's interests with respect to a loan may involve additional risks. For example, if a loan is foreclosed, the purchaser could become part owner of any collateral and would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is at least conceivable that, under emerging legal theories of lender liability, a purchaser could be held liable as a co-lender. Direct debt instruments may also involve a risk of insolvency of the lending bank or other intermediary. A loan is often administered by a bank or other financial institution that acts as agent for all holders. The agent administers the terms of the loan, as specified in the loan agreement. Unless the purchaser has direct recourse against the borrower, the purchaser may have to rely on the agent to apply appropriate credit remedies against a borrower under the terms of the loan or other indebtedness. If assets held by the agent for the benefit of a purchaser were determined to be subject to the claims of the agent's general creditors, the purchaser might incur certain costs and delays in realizing payment on the loan or loan participation and could suffer a loss of principal or interest. Direct indebtedness may include letters of credit, revolving credit facilities, or other standby financing commitments that obligate purchasers to make additional cash payments on demand. These commitments may have the effect of requiring a purchaser to increase its investment in a borrower when it would not otherwise have done so, even if the borrower's condition makes it unlikely that the amount will ever be repaid. An underlying fund's investment policies will govern the amount of total assets that it may invest in any one issuer or in issuers within the same industry.

Other Securities
An underlying fund may invest in other types of securities disclosed in its prospectus or statement of additional information available on the SEC's website at http://www.sec.gov.

Securities Lending
An underlying fund may seek to earn additional income by lending securities to qualified parties (typically brokers or other financial institutions) who need to borrow securities in order to complete, among other things, certain transactions such as covering short sales, avoiding failures to deliver securities, or completing arbitrage activities. When a fund lends its securities, it receives collateral (including cash collateral), at least equal to the value of securities loaned. A fund may earn income by investing this collateral in one or more cash management vehicles. There is the risk of delay in recovering a loaned security or the risk of loss in collateral rights if the borrower fails financially. It is also possible that, due to a decline in the value of a cash management vehicle in which collateral is invested, a fund may lose money. If a fund is unable to recover a security on loan, the fund may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the fund.

Short Sales
Certain underlying funds may engage in "short sales against the box." This technique involves either selling short a security that an underlying fund owns, or selling short a security that an underlying fund has the right to obtain, for delivery at a specified date in the future. An underlying fund does not deliver from its portfolio the securities sold short and does not immediately receive the proceeds of the short sale. An underlying fund borrows the securities sold short and receives proceeds from the short sale only when it delivers the securities to the lender. If the value of the securities sold short increases prior to the scheduled delivery date, an underlying fund loses the opportunity to participate in the gain.

Certain underlying funds may also engage in other short sales. An underlying fund may engage in short sales when the portfolio managers and/or investment personnel anticipate that a security's market purchase price will be less than its borrowing price. In a short sale transaction, an underlying fund sells a security it does not own to a purchaser at a specified price. To complete a short sale, the underlying fund must: (i) borrow the security to deliver it to the purchaser and (ii) buy that same security in the market to return it to the lender. Short sales involve the same fundamental risk as short sales against the box, as described in the previous paragraph. In addition, the underlying fund may incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the underlying fund replaces the borrowed security, and the underlying fund may realize a gain if the security declines in price between those same dates. Although an underlying fund's potential for gain as a result of a short sale is limited to the price at which it sold the security short less the cost of borrowing the security, the potential for loss is theoretically unlimited because there is no limit to the cost of replacing the borrowed security. To borrow the security, an underlying fund may also be required to pay a premium, which would increase the cost of the security sold.

The underlying funds may not always be able to close out a short position at a particular time or at an acceptable price. A lender may request that the borrowed securities be returned to it on short notice, and an underlying fund may have to buy the borrowed securities at an unfavorable price. If this occurs at a time when other short sellers of the same security also want to close out their positions, it is more likely that an underlying fund will have to cover its short sale at an unfavorable price and potentially reduce or eliminate any gain, or cause a loss, as a result of the short sale.

Until an underlying fund closes its short position or replaces the borrowed security, the underlying fund may designate liquid assets it owns (other than the short sale proceeds) as segregated assets to the books of the broker and/or its custodian in an amount equal to its obligation to purchase the securities sold short, as required by the 1940 Act. The amount segregated in this manner is expected to be increased or decreased each business day equal to the change in market value of the underlying fund's obligation to purchase the security sold short. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet the margin requirements, until the short position is closed out. If the lending broker requires the underlying fund to deposit additional collateral (in addition to the short sales proceeds that the broker holds during the period of the short sale), which may be as much as 50% of the value of the securities sold short, the amount of the additional collateral may be deducted in determining the amount of cash or liquid assets the underlying fund is required to segregate to cover the short sale obligation pursuant to the 1940 Act. The amount segregated must be unencumbered by any other obligation or claim other than the obligation that is being covered. The underlying funds believe that short sale obligations that are covered, either by an offsetting asset or right (acquiring the security sold short or having an option to purchase the security sold short at an exercise price that covers the obligation), or by an underlying fund's segregated asset procedures (or a combination thereof), are not senior securities under the 1940 Act and are not subject to the underlying fund's borrowing restrictions. This requirement to segregate assets limits an underlying fund's leveraging of its investments and the related risk of losses from leveraging. An underlying fund also is required to pay the lender of the security any dividends or interest that accrues on a borrowed security during the period of the loan. Depending on the arrangements made with the broker or custodian, an underlying fund may or may not receive any payments (including interest) on collateral it has deposited with the broker. Certain underlying funds' ability to invest in short sales may be limited, as described in the underlying fund's prospectuses.

Standby Commitments
Standby commitments are the rights to sell a specified underlying security or securities within a specified period of time and at an exercise price equal to the amortized cost of the underlying security or securities plus accrued interest, if any, at the time of exercise, that may be sold, transferred, or assigned only with the underlying security or securities. A standby commitment entitles the holder to receive same day settlement and will be considered to be from the party to whom the investment company will look for payment of the exercise price.

Variable and Floating Rate Obligations
Variable and floating rate securities are debt securities that provide for periodic adjustments in the interest rate paid on the security. Variable rate securities provide for a specified periodic adjustment in the interest rate, while floating rate securities have interest rates that change whenever there is a change in a designated benchmark rate or the issuer's credit quality. There is a risk that the current interest rate on variable and floating rate securities may not accurately reflect current market interest rates or adequately compensate the holder for the current creditworthiness of the issuer. Some variable or floating rate securities are structured with liquidity features such as (1) put options or tender options that permit holders (sometimes subject to conditions) to demand payment of the unpaid principal balance plus accrued interest from the issuers or certain financial intermediaries or (2) auction-rate features, remarketing provisions, or other maturity-shortening devices designed to enable the issuer to refinance or redeem outstanding debt securities (market-dependent liquidity features). Variable or floating rate securities that include market-dependent liquidity features may have greater liquidity risk than other securities. The greater liquidity risk may exist, for example, because of the failure of a market-dependent liquidity feature to operate as intended (as a result of the issuer's declining creditworthiness, adverse market conditions, or other factors) or the inability or unwillingness of a participating broker-dealer to make a secondary market for such securities. As a result, variable or floating rate securities that include market-dependent liquidity features may lose value, and the holders of such securities may be required to retain them until the later of the repurchase date, the resale date, or the date of maturity. A demand instrument with a demand notice exceeding seven days may be considered illiquid if there is no secondary market for such security.

Zero-Coupon and Pay-in-Kind Securities
Zero-coupon and pay-in-kind securities are debt securities that do not make regular cash interest payments. Zero-coupon securities generally do not pay interest. Zero-coupon Treasury bonds are U.S. Treasury notes and bonds that have been stripped of their unmatured interest coupons, or the coupons themselves, and also receipts or certificates

representing an interest in such stripped debt obligations and coupons. The timely payment of coupon interest and principal on these instruments remains guaranteed by the full faith and credit of the U.S. government. Pay-in-kind securities pay interest through the issuance of additional securities. These securities are generally issued at a discount to their principal or maturity value. Because such securities do not pay current cash income, the price of these securities can be volatile when interest rates fluctuate. Although these securities do not pay current cash income, federal income tax law requires the holders of zero-coupon and pay-in-kind securities to include in income each year the portion of the original issue discount and other noncash income on such securities accrued during that year.

PORTFOLIO TURNOVER
As of the date of this SAI, portfolio turnover rates are not available for the Portfolios because the Portfolios are new.

PORTFOLIO HOLDINGS DISCLOSURE POLICIES AND PROCEDURES
The Mutual Fund Holdings Disclosure Policies and Procedures adopted by Janus Capital and all mutual funds managed within the Janus fund complex are designed to be in the best interests of the Portfolios and to protect the confidentiality of the Portfolios' holdings. The following describes policies and procedures with respect to disclosure of portfolio holdings.

- *Full Holdings.* The Portfolio is required to disclose its complete holdings in the quarterly holdings report on Form N-Q within 60 days of the end of the first and third fiscal quarters, and in the annual report and semiannual report to Portfolio shareholders. These reports (i) are available on the SEC's website at http://www.sec.gov; (ii) may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. (information on the Public Reference Room may be obtained by calling 1-800-SEC-0330); and (iii) are available without charge, upon request, by calling a Janus representative at 1-800-525-0020 (toll free). Portfolio holdings consisting of at least the names of the holdings are generally available on a calendar quarter-end basis with a 30-day lag. Holdings are generally posted approximately two business days thereafter under Full Holdings for the Portfolio at [_____].

  The Portfolio may provide, upon request, historical full holdings on a monthly basis for periods prior to the previous quarter-end subject to a written confidentiality agreement.

- *[Top Holdings.* The Portfolio's top portfolio holdings, in order of position size and as a percentage of the Portfolio's total portfolio, are available monthly with a 15-day lag and on a calendar quarter-end basis with a 15-day lag.

- *Other Information.* See the prospectuses for the underlying funds for such funds' portfolio holdings disclosure policies.]

Full portfolio holdings of the Portfolios will remain available on the Janus websites at least until a Form N-CSR or Form N-Q is filed with the SEC for the period that includes the date as of which the website information is current. Janus Capital may exclude from publication on its websites all or any portion of portfolio holdings or change the time periods of disclosure as deemed necessary to protect the interests of the Janus funds.

The Portfolios' Trustees, officers, and primary service providers, including investment advisers identified in this SAI, distributors, administrators, transfer agents, custodians, securities lending agents, and their respective personnel, may receive or have access to nonpublic portfolio holdings information. In addition, third parties, including but not limited to those that provide services to the Portfolios, Janus Capital, and its affiliates, such as trade execution measurement systems providers, independent pricing services, proxy voting service providers, the Portfolios' insurers, computer systems service providers, lenders, counsel, accountants/auditors, and rating and ranking organizations may also receive or have access to nonpublic portfolio holdings information. Other recipients of nonpublic portfolio holdings information may include, but may not be limited to, ~~[Insurance Company~~Protective Life~~]~~, third parties such as consultants, data aggregators, and asset allocation services which calculate information derived from holdings for use by Janus Capital, and which supply their analyses (but not the holdings themselves) to their clients. Such parties, either by agreement or by virtue of their duties, are required to maintain confidentiality with respect to such nonpublic portfolio holdings. Any confidentiality agreement entered into regarding disclosure of a Portfolio's portfolio holdings includes a provision that portfolio holdings are the confidential property of that Portfolio and may not be shared or used directly or indirectly for any purpose (except as specifically provided in the confidentiality agreement), including trading in portfolio shares.

Nonpublic portfolio holdings information may be disclosed to certain third parties upon a good faith determination made by Janus Capital's Chief Compliance Officer or Ethics Committee that a Portfolio has a legitimate business purpose for such disclosure and the recipient agrees to maintain confidentiality. Preapproval by the Chief Compliance Officer or Ethics Committee is not required for certain routine service providers and in response to regulatory, administrative, and judicial requirements. The Chief Compliance Officer reports to the Portfolios' Trustees regarding material compliance matters with respect to the portfolio holdings disclosure policies and procedures.

Under extraordinary circumstances, Janus Capital's Chief Investment Officer(s) or their delegates have the authority to waive one or more provisions of, or make exceptions to, the Mutual Fund Holdings Disclosure Policies and Procedures when in the best interest of the Portfolios and when such waiver or exception is consistent with federal securities laws and applicable fiduciary duties. The frequency with which portfolio holdings are disclosed, as well as the lag time associated with such disclosure, may vary as deemed appropriate under the circumstances. All waivers and exceptions involving any of the Portfolios shall be pre-approved by the Chief Compliance Officer or a designee.

[To be updated by Amendment]

To the best knowledge of the Portfolios, as of the date of this SAI, the following non-affiliated third parties, which consist of service providers and consultants as described above under ongoing arrangements with the Portfolios and/or Janus Capital, receive or may have access to nonpublic portfolio holdings information, which may include the full holdings of a Portfolio. Certain of the arrangements below reflect relationships of one or more subadvisers and their products.

Name	Frequency	Lag Time

In addition to the categories of persons and names of persons described above who may receive nonpublic portfolio holdings information, brokers executing portfolio trades on behalf of the portfolios may receive nonpublic portfolio holdings information. Under no circumstance does Janus Capital, a mutual fund advised by Janus Capital, or other party receive any compensation in connection with the arrangements to release portfolio holdings information to any of the described recipients of the information.

Janus Capital manages other accounts such as separately managed accounts, other pooled investment vehicles, and portfolios sponsored by companies other than Janus Capital. These other accounts may be managed in a similar fashion to the Portfolios or other funds managed by Janus Capital and thus may have similar portfolio holdings. Such accounts may be subject to different portfolio holdings disclosure policies that permit public disclosure of portfolio holdings information in different forms and at different times than the Portfolio's holdings disclosure policies. Additionally, clients of such accounts have access to their portfolio holdings, and may not be subject to the Portfolio's holdings disclosure policies.

INVESTMENT ADVISER

INVESTMENT ADVISER – JANUS CAPITAL MANAGEMENT LLC

As stated in the Prospectus, each Portfolio has an Investment Advisory Agreement with Janus Capital Management LLC, 151 Detroit Street, Denver, Colorado 80206-4805. Janus Capital is a direct subsidiary of Janus Capital Group Inc. ("JCGI"), a publicly traded company with principal operations in financial asset management businesses. JCGI owns approximately 95% of Janus Capital, with the remaining 5% held by Janus Management Holdings Corporation. As of December 31, 2015, The Dai-ichi Life Insurance Company, Limited ("Dai-ichi Life") owned 19.91% of JCGI. Pursuant to a strategic [alliance] [partnership agreement] with JCGI, Dai-ichi Life may not own 20% or more of JCGI. Dai-ichi Life is not considered an affiliate or controlling person of JCGI for purposes of [U.S. federal securities laws]. As of the date of this SAI, Dai-ichi Life owned 100% of [Protective Life].

Each Portfolio's Advisory Agreement will continue in effect for an initial term through [_____], and then from year to year so long as such continuance is approved at least annually by the vote of a majority of the Portfolios' Trustees who are not parties to the Advisory Agreement or "interested persons" (as defined by the 1940 Act) of any such party (the "Independent Trustees"), and by either the Portfolios' Trustees or the affirmative vote of a majority of the outstanding voting securities of each Portfolio. The Advisory Agreement: (i) may be terminated, without the payment of any penalty, by a Portfolio's Trustees, or the vote of at least a majority of the outstanding voting securities of a Portfolio, or Janus Capital, on 60 days' advance written notice; (ii) terminates automatically in the event of its assignment; and (iii) generally, may not be amended without the approval by vote of a majority of the Trustees of the affected Portfolio, including a majority of the Independent Trustees, and, to the extent required by the 1940 Act, the affirmative vote of a majority of the outstanding voting securities of that Portfolio.

Each Advisory Agreement provides that Janus Capital will furnish continuous advice and recommendations concerning the Portfolios' investments and provide certain other advisory-related services. Janus Capital also serves as administrator and is authorized to perform, or cause others to perform, the administration services necessary for the operation of each Portfolio. Each Portfolio bears costs related to operation of the Portfolios, such as, but not limited to, custody, fund accounting and tax services; shareholder servicing; and preparation of various documents filed with the SEC. The Portfolios also bear the expenses related to any compensation, fees, or reimbursements paid to Trustees who are independent of Janus Capital; fees and expenses of counsel to the Independent Trustees; fees and expenses of consultants to the Portfolios; audit expenses; brokerage commissions and all other expenses in connection with execution of portfolio transactions; interest; all federal, state and local taxes (including stamp, excise, income, and franchise taxes); expenses of shareholder meetings, including the preparation, printing, and distribution of proxy statements, notices, and reports to shareholders; expenses of printing and mailing to existing shareholders prospectuses, statements of additional information, shareholder reports, and other materials required to be mailed to shareholders by federal or state laws or regulations; transfer agency fees and expenses payable pursuant to a transfer agency agreement between the Trust and Janus Services on behalf of each Portfolio; any litigation; and other extraordinary expenses. In addition, some expenses related to compensation payable to the Portfolios' Chief Compliance Officer and compliance staff are shared with the Portfolio. Many of these costs vary from year to year which can make it difficult to predict the total impact to your Portfolio's expense ratio, in particular during times of declining asset values of a Portfolio.

Janus Capital has received an exemptive order from the SEC that permits Janus Capital, subject to the approval of the Trustees, to appoint or replace certain subadvisers to manage all or a portion of a Portfolio's assets and enter into, amend, or terminate a subadvisory agreement with certain subadvisers without obtaining shareholder approval (a "manager-of-managers structure"). The manager-of-managers structure applies to subadvisers that are not affiliated with the Trust or Janus Capital ("non-affiliated subadvisers"), as well as any subadviser that is an indirect or direct "wholly-owned subsidiary" (as such term is defined by the 1940 Act) of Janus Capital or of another company that, indirectly or directly, wholly owns Janus Capital (collectively, "wholly-owned subadvisers").

[Pursuant to the order, Janus Capital, with the approval of the Trustees, has the discretion to terminate any subadviser and allocate and reallocate a Portfolio's assets among Janus Capital and any other non-affiliated subadvisers or wholly-owned subadvisers (including terminating a non-affiliated subadviser and replacing it with a wholly-owned subadviser). To the extent that a Portfolio's assets are allocated to one or more subadvisers, Janus Capital, subject to oversight and supervision by the Trustees, would have the responsibility to oversee such subadviser(s) to a Portfolio and to recommend for approval by the Trustees, the hiring, termination, and replacement of a subadviser for a Portfolio. The order also permits a Portfolio to disclose subadvisers' fees only in the aggregate. In the event that Janus Capital hires a subadviser pursuant to the manager-of-managers structure, the affected Portfolio would provide shareholders with information about the subadviser and subadvisory agreement within 90 days.

[The Trustees and the initial shareholder of each Portfolio have approved the use of a manager-of-managers structure for the Portfolios.]

A discussion regarding the basis for the Trustees' approval of the Portfolios' Investment Advisory Agreement will be included in the Portfolios' next annual report (for the period ending [December 31]) or semiannual report (for the period ending [June 30]) to shareholders, following such approval. You can request the Portfolios' annual or semiannual reports (as they become available), free of charge, by contacting [Insurance CompanyProtective Life], or by contacting a [Janus representative at _____]. The reports are also available, free of charge, at [_____].

The Portfolios pay a monthly investment advisory fee to Janus Capital for its services. The fee is based on the average daily net assets of each Portfolio and is calculated at the following annual rate. **[To be updated by Amendment]**

Portfolio Name	Average Daily Net Assets of Portfolio	Contractual Investment Advisory Fees/Base Fees (%) (annual rate)
Conservative Portfolio	[All Asset Levels]	[_____]
Moderate Portfolio	[All Asset Levels]	[_____]
Growth Portfolio	[All Asset Levels]	[_____]

EXPENSE LIMITATION

Janus Capital agreed by contract to waive the advisory fee payable by each Portfolio, or reimburse expenses, in an amount equal to the amount, if any, that such Portfolio's normal operating expenses in any fiscal year, including the investment advisory fee, but excluding distribution and shareholder servicing fees (12b-1), administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, and extraordinary expenses, exceed the annual rate shown below. For information about how the expense limit affects the total expenses of a Portfolio, refer to the "Fees and Expenses of the Portfolio" table in the Portfolio Summary of the Prospectus. Provided that Janus Capital remains investment adviser to the Portfolios, Janus Capital has agreed to continue the waiver until at least [_____]. Mortality risk, expense risk, and other charges imposed by [Insurance CompanyProtective Life] are also excluded from the expense limitation noted. **[To be updated by Amendment]**

Portfolio Name	Expense Limit Percentage (%)
Conservative Portfolio[1]	[_____]
Moderate Portfolio[1]	[_____]
Growth Portfolio[1]	[_____]

(1) Janus Capital will be entitled to recoup such reimbursement or fee reduction from the Portfolio, beginning with the commencement of operations and expiring on the [_____] anniversary of the commencement of operations provided that at no time during such period shall the normal operating expenses allocated to the Portfolio, with the exceptions previously noted, exceed the percentage stated.

As of the date of this SAI, no advisory fees were paid because the Portfolios are new.

PAYMENTS TO FINANCIAL INTERMEDIARIES BY JANUS CAPITAL OR ITS AFFILIATES

In addition to payments made under the 12b-1 plan, Janus Capital or its affiliates pay fees, from its own resources, to [Insurance CompanyProtective Life] for distribution, marketing, and/or promotion of the Portfolios or to perform related services for contract owners. Such payments may be based on gross sales or assets under management, or on a combination of these factors. The amount of these payments is determined from time to time by Janus Capital and may be substantial. Payments based primarily on sales create an incentive to make new sales of shares, while payments based on assets create an incentive to retain previously sold shares. Asset-based payments currently range up to [__] basis points on average annual net assets of shares held through [Insurance Company]Protective Life] and are subject to change. Janus Capital and its affiliates consider a number of factors in making payments to [Insurance Company]Protective Life].

In addition, Janus Capital, Janus Distributors LLC ("Janus Distributors"), or their affiliates may pay, from their own assets, to [Insurance Company]Protective Life] or its affiliates, and other financial intermediaries fees for providing recordkeeping, subaccounting, transaction processing, and other shareholder or administrative services (including payments for processing transactions via National Securities Clearing Corporation ("NSCC") or other means) in connection with investments in the Portfolios. These fees are in addition to any fees that may be paid by the Portfolios for these types of services or other services.

Janus Capital or its affiliates may also share certain marketing expenses with intermediaries, or pay for, or sponsor informational meetings, seminars, client awareness events, support for marketing materials, sales reporting, or business building programs for such intermediaries to raise awareness of the Janus funds. Janus Capital or its affiliates may make payments to participate in intermediary marketing support programs which may provide Janus Capital or its affiliates with one or more of the following benefits: attendance at sales conferences, participation in meetings or training sessions, access to or information about intermediary personnel, use of an intermediary's marketing and communication infrastructure, fund analysis tools, business planning and strategy sessions with intermediary personnel, information on industry- or platform-specific developments, trends and service providers, and other marketing-related services. Such payments may be in addition to, or in lieu of, the payments described above. These payments are intended to promote the sales of the Janus funds and to reimburse financial intermediaries, directly or indirectly, for the costs that they or their salespersons incur in connection with educational seminars, meetings, and training efforts about the Janus funds to enable the intermediaries and their salespersons to make suitable recommendations, provide useful services, and maintain the necessary infrastructure to make the Janus funds available to their customers.

The receipt of (or prospect of receiving) fees or reimbursements and other forms of compensation described above may provide a financial intermediary and its salespersons with an incentive to favor sales of the Janus funds' shares over sales of other mutual funds (or non-mutual fund investments), with respect to which the financial intermediary does not receive such payments or receives them in a lower amount. The receipt of these payments may cause certain financial intermediaries to elevate the prominence of the Janus funds within such financial intermediary's organization by, for example, placement on a list of preferred or recommended funds and/or the provision of preferential or enhanced opportunities to promote the Janus funds in various ways within such financial intermediary's organization.

From time to time, certain financial intermediaries approach Janus Capital to request that Janus Capital make contributions to certain charitable organizations. In these cases, Janus Capital's contribution may result in the financial intermediary, or its salespersons, recommending the Janus funds over other mutual funds (or non-mutual fund investments).

The payment arrangements described above will not change the price a contract owner pays for Shares nor the amount that a Portfolio receives to invest on behalf of the contract owner. You should consider whether such arrangements exist when evaluating any recommendations from an intermediary to purchase or sell Shares of the Portfolios and when considering which Portfolio is most appropriate for you. Please contact [Insurance Company]Protective Life] for details on such arrangements.

ADDITIONAL INFORMATION ABOUT JANUS CAPITAL
Janus Capital acts as subadviser for a number of private-label mutual funds and provides separate account advisory services for institutional accounts. Janus Capital may also manage its own proprietary accounts, as well as other pooled investment vehicles, such as hedge funds. Janus Capital has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. As such, investment decisions for each account managed by Janus Capital, including the Portfolios, are made independently from those for any other account that is or may in the future become managed by Janus Capital or its affiliates. If, however, a number of accounts managed by Janus Capital are contemporaneously engaged in the purchase or sale of the same security, the orders may be aggregated and/or the transactions may be averaged as to price and allocated to each account in accordance with allocation procedures

adopted by Janus Capital. Partial fills for the accounts of two or more portfolio managers and/or investment personnel will be allocated pro rata under procedures adopted by Janus Capital. Circumstances may arise under which Janus Capital may determine that, although it may be desirable and/or suitable that a particular security or other investment be purchased or sold for more than one account, there exists a limited supply or demand for the security or other investment. Janus Capital seeks to allocate the opportunity to purchase or sell that security or other investment among accounts on an equitable basis by taking into consideration factors including, but not limited to, size of the portfolio, concentration of holdings, investment objectives and guidelines, purchase costs, and cash availability. Janus Capital, however, cannot assure equality of allocations among all its accounts, nor can it assure that the opportunity to purchase or sell a security or other investment will be proportionally allocated among accounts according to any particular or predetermined standards or criteria. In some cases, these allocation procedures may adversely affect the price paid or received by an account or the size of the position obtained or liquidated for an account. In others, however, the accounts' ability to participate in volume transactions may produce better executions and prices for the accounts.

With respect to allocations of initial public offerings of equity securities or syndicate offerings of bonds (each a "Primary Offering"), under Primary Offering allocation procedures adopted by Janus Capital, an account may participate in a Primary Offering if the portfolio managers and/or investment personnel believe the Primary Offering is an appropriate investment based on the account's investment restrictions, risk profile, asset composition, and/or cash levels. For equity securities, these Primary Offering allocation procedures generally require that all shares purchased in a Primary Offering be allocated on a pro rata basis to all participating accounts based upon the total assets of each account. For syndicated bond offerings, the Primary Offering procedures generally require that all bonds purchased be allocated on a pro rata basis to all participating accounts within the same investment strategy (as opposed to pro rata across all participating accounts). To the extent a portfolio, such as a new portfolio, has only affiliated shareholders, such as a portfolio manager or an adviser, and the portfolio participates in a Primary Offering, those shareholders may be perceived as receiving a benefit and, as a result, may have a conflict with management of the portfolio.

Janus Capital is permitted to adjust its allocation procedures to address fractional shares, odd lots, or minimum issue sizes. In certain circumstances, and subject to its allocation procedures, Janus Capital may deviate from a pro-rata allocation to account for allocation sizes that are deemed, by the portfolio managers and/or investment personnel, to be *de minimis* to certain eligible accounts or to address situations specific to individual accounts (e.g., cash limitations, position weightings, etc.). Participation in Primary Offerings may impact performance. In particular, the allocation of securities may have the unintended consequence of having a greater impact (positive or negative) on the performance of one or more accounts compared to other accounts.

Janus Capital manages long and short portfolios. The simultaneous management of long and short portfolios creates potential conflicts of interest in fund management and creates potential risks such as the risk that short sale activity could adversely affect the market value of long positions in one or more Janus funds (and vice versa), the risk arising from the sequential orders in long and short positions, and the risks associated with the trade desk receiving opposing orders in the same security at the same time.

Janus Capital has adopted procedures that it believes are reasonably designed to mitigate these and other potential conflicts and risks. Among other things, Janus Capital has trade allocation procedures in place as previously described. In addition, procedures prohibit a portfolio manager from executing a short sale on a security held long in any other portfolio that he or she manages but is not held long in the account in which the portfolio manager is placing the short. Note this does not prohibit shorting against the box. The procedures also require approvals of Janus Capital senior management in other situations that raise potential conflicts of interest, as well as periodic monitoring of long and short trading activity of the Janus funds and accounts.

The Portfolios and other funds advised by Janus Capital or its affiliates may also transfer daily uninvested cash balances into one or more joint trading accounts. Assets in the joint trading accounts are invested in money market instruments and the proceeds are allocated to the participating funds on a pro rata basis.

Pursuant to the provisions of the 1940 Act, Janus mutual funds may participate in an affiliated or non-affiliated cash sweep program. In the cash sweep program, uninvested cash balances of Janus funds may be used to purchase shares of affiliated or non-affiliated money market funds or cash management pooled investment vehicles. All Janus funds are eligible to participate in the cash sweep program (the "Investing Funds"). As adviser, Janus Capital has an inherent conflict of interest because of its fiduciary duties to the affiliated money market funds or cash management pooled investment vehicles and the Investing Funds. In addition, Janus Capital receives an investment advisory fee for managing the cash management vehicle used for its securities lending program, but it may not receive a fee for managing certain other affiliated cash management vehicles, and therefore may have an incentive to allocate preferred investment opportunities to investment vehicles for which it is receiving a fee.

Each account managed by Janus Capital has its own investment objective and policies and is managed accordingly by the respective portfolio managers. As a result, from time to time, two or more different managed accounts may pursue divergent investment strategies with respect to investments or categories of investments.

Janus Ethics Rules
Janus Capital and Janus Distributors currently have in place Ethics Rules, which are comprised of the Personal Trading Policy, Gift and Entertainment Policy, and Outside Business Activity Policy. The Ethics Rules are designed to ensure Janus Capital and Janus Distributors personnel: (i) observe applicable legal (including compliance with applicable federal securities laws) and ethical standards in the performance of their duties; (ii) at all times place the interests of a Portfolio shareholders first; (iii) disclose all actual or potential conflicts; (iv) adhere to the highest standards of loyalty, candor, and care in all matters relating to Portfolio shareholders; (v) conduct all personal trading, including transactions in a Portfolio and other securities, consistent with the Ethics Rules and in such a manner as to avoid any actual or potential conflict of interest or any abuse of their position of trust and responsibility; and (vi) refrain from using any material nonpublic information in securities trading. The Ethics Rules are on file with and available from the SEC through the SEC website at http://www.sec.gov.

Under the Personal Trading Policy, all Janus Capital and Janus Distributors personnel, as well as the Trustees and Officers of the Portfolios, are required to conduct their personal investment activities in a manner that Janus Capital believes is not detrimental to a Portfolio. In addition, Janus Capital and Janus Distributors personnel are not permitted to transact in securities held by a Portfolio for their personal accounts except under circumstances specified in the Personal Trading Policy. All personnel of Janus Capital, Janus Distributors, and the Portfolios, as well as certain other designated employees deemed to have access to current trading information, are required to pre-clear all transactions in securities not otherwise exempt. Requests for trading authorization will be denied when, among other reasons, the proposed personal transaction would be contrary to the provisions of the Personal Trading Policy.

In addition to the pre-clearance requirement described above, the Personal Trading Policy subjects such personnel to various trading restrictions and reporting obligations. All reportable transactions are reviewed for compliance with the Personal Trading Policy and under certain circumstances Janus Capital and Janus Distributors personnel may be required to forfeit profits made from personal trading.

PROXY VOTING POLICIES AND PROCEDURES
[The Portfolios' Trustees have delegated to Janus Capital the authority to vote all proxies relating to a Portfolio's securities in accordance with Janus Capital's own policies and procedures.] A summary of Janus Capital's policies and procedures is available without charge: (i) upon request, by calling 1-800-525-0020; (ii) on the Portfolios' website at [_____]; and (iii) on the SEC's website at http://www.sec.gov.

A complete copy of Janus Capital's proxy voting policies and procedures, including specific guidelines, is available at [janus.com/proxyvoting].

The Portfolio's proxy voting record for the one-year period ending each June 30th is available, free of charge, through [janus.com/proxyvoting] and from the SEC through the SEC website at http://www.sec.gov.

From time to time, the Trust may enter into a written agreement with an underlying ETF on behalf of one or more of the Portfolios (a "participation agreement") in accordance with an exemptive order obtained by the ETF that allows a Portfolio to own shares of the ETF in excess of what is generally permitted by the 1940 Act. Participation agreements generally require funds whose ownership of the underlying ETF exceeds a certain percentage to agree to vote shares of the ETF in the same proportion as the votes of the other shareholders in the underlying fund (also known as "echo-voting"). Accordingly, if an underlying ETF submits a matter to a vote of its shareholders, votes for and against such matters on behalf of the Portfolio will be echo-voted to the extent required by a participation agreement.

JANUS CAPITAL MANAGEMENT LLC
PROXY VOTING SUMMARY FOR MUTUAL FUNDS

[Janus Capital seeks to vote proxies in the best interest of its shareholders and without regard to any other Janus Capital relationship (business or otherwise). Janus Capital will not accept direction as to how to vote individual proxies for which it has voting responsibility from any other person or organization other than the research and information provided by its independent proxy voting service, Institutional Shareholder Services Inc. ("Proxy Voting Service"), subject to specific provisions in a client's account documentation related to exception voting.

Proxy Voting Procedures

Janus Capital has developed proxy voting guidelines (the "Janus Guidelines") that outline how Janus Capital generally votes proxies on securities held by the portfolios Janus Capital manages. The Janus Guidelines, which include recommendations on most major corporate issues, have been developed by the Janus Proxy Voting Committee (the "Proxy Voting Committee") in consultation with Janus Capital's portfolio managers. In creating proxy voting recommendations, the Proxy Voting Committee analyzes proxy proposals from the prior year and evaluates whether those proposals would adversely or beneficially affect shareholders' interests. The Proxy Voting Committee also reviews policy rationale provided by the Proxy Voting Service related to voting recommendations for the upcoming proxy season. Once the Proxy Voting Committee establishes its recommendations and revises the Janus Guidelines, they are distributed to Janus Capital's portfolio managers for review and implementation. Mutual fund proxies are generally voted in accordance with the Janus Guidelines. However, upon request, certain non-mutual fund client proxies are voted in accordance with the Proxy Voting Service's Taft-Hartley guidelines (the "Taft-Hartley Guidelines"), which were developed in conjunction with the AFL-CIO and have a worker-owner view of long-term corporate value.

While the Proxy Voting Committee sets the Janus Guidelines and serves as a resource for Janus Capital's portfolio managers, it does not have proxy voting authority for any proprietary or nonproprietary mutual fund. In addition, Janus Capital has engaged the Proxy Voting Service to assist in the voting of proxies. The Proxy Voting Service provides research and recommendations on proxy issues. Janus Capital's portfolio managers are responsible for proxy votes on securities they own in the portfolios they manage. The Portfolios may participate in a securities lending program under which shares of an issuer may be on loan while that issuer is conducting a proxy solicitation. Generally, if shares of an issuer are on loan during a proxy solicitation, a Portfolio cannot vote the shares. The portfolio managers have discretion to pull back lent shares before proxy record dates and vote proxies if time permits. Most portfolio managers vote consistently with the Janus Guidelines; however, a portfolio manager has discretion to vote differently than the Janus Guidelines.

The Proxy Voting Committee's oversight responsibilities include monitoring for, and resolving, material conflicts of interest with respect to proxy voting. Janus Capital believes that application of the Janus Guidelines to vote mutual fund proxies should, in most cases, adequately address any possible conflicts of interest since the Janus Guidelines are predetermined. However, the potential for conflicts of interest exists to the extent the portfolio managers have discretion to vote differently than the Janus Guidelines. On a quarterly basis, the Proxy Voting Committee reviews records of any votes that were cast differently than the Janus Guidelines and the related rationales for such votes. Additionally, and in instances where a portfolio manager proposes to vote a proxy inconsistent with the Janus Guidelines and a potential conflict is identified, the Proxy Voting Committee will review the proxy votes in order to determine whether a portfolio manager's voting rationale appears reasonable. If the Proxy Voting Committee does not agree that a portfolio manager's rationale is reasonable, the Proxy Voting Committee will refer the matter to the appropriate Chief Investment Officer(s) (or Director of Research in his/her absence) to determine how to vote.

Proxy Voting Policies

As discussed above, the Proxy Voting Committee has developed the Janus Guidelines for use in voting proxies. Below is a summary of some of the Janus Guidelines.

Board of Directors Issues

Janus Capital: (i) will generally vote in favor of slates of director candidates that are comprised of a majority of independent directors; (ii) will generally vote in favor of proposals to increase the minimum number of independent directors; and (iii) will generally oppose non-independent directors who serve on the audit, compensation, and/or nominating committees of the board.

Auditor Issues
Janus Capital will generally oppose proposals asking for approval of auditors that have a financial interest in or association with the company and are therefore not independent.

Equity and Executive Compensation Issues
Janus Capital reviews equity compensation-related proposals on a case-by-case basis using research provided by the Proxy Voting Service. The research is designed to estimate the total cost of a proposed plan and identify plan features and grant practices that demonstrate good stewardship of investors' interests regarding executive compensation. Janus Capital will generally vote against plans if the estimated cost is above the allowable cap (an industry-specific, market cap-based amount calculated by the Proxy Voting Service) and/or plan features and grant practices are determined to be misaligned with maximizing shareholder value. Proposals regarding the re-pricing of underwater options (stock options in which the price the employee is contracted to buy shares is higher than the current market price) and the issuance of reload options (stock options that are automatically granted if outstanding stock options are exercised during a window period) will generally be opposed. Janus Capital will generally vote in favor with regard to advisory votes on executive compensation (say-on-pay), unless problematic pay practices are maintained (as determined by Janus Capital).

General Corporate Issues
Janus Capital: (i) will generally oppose proposals regarding supermajority voting rights (for example, to approve acquisitions or mergers); (ii) will generally oppose proposals for different classes of stock with different voting rights; and (iii) will generally oppose proposals seeking to implement measures designed to prevent or obstruct corporate takeovers, unless such measures are designed primarily as a short-term means to protect a tax benefit. Janus Capital will review proposals relating to mergers, acquisitions, tender offers, and other similar actions on a case-by-case basis.

Shareholder Proposals
If a shareholder proposal is specifically addressed by the Janus Guidelines, Janus Capital will generally vote pursuant to that Janus Guideline. Janus Capital will generally abstain from voting shareholder proposals that are social, moral, or ethical in nature or place arbitrary constraints on the board or management of a company. Janus Capital will solicit additional research from its Proxy Voting Service for proposals outside the scope of the Janus Guidelines.]

CUSTODIAN, TRANSFER AGENT, AND CERTAIN AFFILIATIONS

[_____] ("[_____]"), [Address] is the custodian of the domestic securities and cash of the Portfolios and of an affiliated cash management pooled investment vehicle. [_____] is the designated Foreign Custody Manager (as the term is defined in Rule 17f-5 under the 1940 Act) of the Portfolios' securities and cash held outside the United States. [The Portfolios' Trustees have delegated to [_____] certain responsibilities for such assets, as permitted by Rule 17f-5. [_____] and the foreign subcustodians selected by it hold the Portfolios' assets in safekeeping and collect and remit the income thereon, subject to the instructions of each Portfolio.]

Janus Services LLC ("Janus Services"), 151 Detroit Street, Denver, Colorado 80206-4805, a wholly-owned subsidiary of Janus Capital, is the Portfolios' transfer agent. In addition, Janus Services provides or arranges for the provision of certain other administrative, recordkeeping, and shareholder relations services for the Portfolios. [Insurance Company~~Protective Life] charges an administrative fee to investors in the Shares for administrative services it provides to or on behalf of contract holders. These administrative fees are paid by the Shares of the Portfolios to Janus Services, which uses such fees to reimburse [Insurance Company~~Protective Life]. [Consistent with the Transfer Agency Agreement between Janus Services and the Portfolios, Janus Services may negotiate the level, structure, and/or terms of the administrative fees with [Insurance Company~~Protective Life] on behalf of the Portfolios. Janus Capital and its affiliates benefit from an increase in assets that may result from such arrangements.

Services provided by [Insurance Company~~Protective Life] may include, but are not limited to, recordkeeping, subaccounting, order processing, providing order confirmations, periodic statements, forwarding prospectuses, shareholder reports, and other materials to existing contract holders, answering inquiries regarding accounts, and other administrative services. Order processing includes the submission of transactions through the National Securities Clearing Corporation ("NSCC") or similar systems, or those processed on a manual basis with Janus.

Through Janus Services, the Portfolios pay [_____] ("[___]") fees for the use of [____] shareholder accounting system [, as well as for closed accounts]. These fees are in addition to any administrative services fees paid to Janus Services.

Janus Distributors, 151 Detroit Street, Denver, Colorado 80206-4805, a wholly-owned subsidiary of Janus Capital, is the distributor of the Portfolios and offers shares of each Portfolio on a continuous basis to the [Insurance Company~~Protective Life]'s separate accounts. Janus Distributors is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The cash-compensation amount or rate at which Janus Distributors' registered representatives are paid for sales of products may differ based on a type of fund or a specific trust or the distribution channel or platform. The receipt of (or prospect of receiving) compensation described above may provide an incentive for a registered representative to favor sales of funds, or certain share classes of a fund, for which they receive a higher compensation amount or rate. You should consider these arrangements when evaluating any recommendations of your registered representative.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Janus Capital places all portfolio transactions of the Portfolios. Janus Capital has a policy of seeking to obtain the "best execution" of all portfolio transactions (the best net prices under the circumstances based upon a number of factors including and subject to the factors discussed below) provided that Janus Capital may occasionally pay higher commissions for research services as described below.

Janus Capital considers a number of factors in seeking best execution in selecting brokers and dealers and in negotiating commissions on agency transactions. Those factors include, but are not limited to: Janus Capital's knowledge of currently available negotiated commission rates or prices of securities currently available and other current transaction costs; the nature of the security being traded; the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the desired timing of the trade; the activity existing and expected in the market for the particular security; confidentiality, including trade anonymity; liquidity; the quality of the execution, clearance, and settlement services; financial stability of the broker or dealer; the existence of actual or apparent operational problems of any broker or dealer; rebates of commissions by a broker to a Portfolio or to a third party service provider to the Portfolio to pay Portfolio expenses; and the value of research products or services provided by brokers. In recognition of the value of the foregoing factors, and as permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended, Janus Capital may place portfolio transactions with a broker or dealer with whom it has negotiated a commission that is in excess of the commission another broker or dealer would have charged for effecting that transaction if Janus Capital determines in good faith that such amount of commission was reasonable in light of the value of the brokerage and research services provided by such broker or dealer viewed in terms of either that particular transaction or of the overall responsibilities of Janus Capital. To constitute eligible "research services," such services must qualify as "advice," "analyses," or "reports." To determine that a service constitutes research services, Janus Capital, must conclude that it reflects the "expression of reasoning or knowledge" relating to the value of securities, advisability of effecting transactions in securities or analyses, or reports concerning issuers, securities, economic factors, investment strategies, or the performance of accounts. To constitute eligible "brokerage services," such services must effect securities transactions and functions incidental thereto, and include clearance, settlement, and the related custody services. Additionally, brokerage services have been interpreted to include services relating to the execution of securities transactions. Research received from brokers or dealers is supplemental to Janus Capital's own research efforts. Because Janus Capital receives a benefit from research it receives from broker-dealers, Janus Capital may have an incentive to continue to use those broker-dealers to effect transactions. Janus Capital does not consider a broker-dealer's sale of Portfolio shares when choosing a broker-dealer to effect transactions.

"Cross trades," in which one Janus Capital account sells a particular security to another account (potentially saving transaction costs for both accounts), may also pose a potential conflict of interest. Cross trades may be seen to involve a potential conflict of interest if, for example, one account is permitted to sell a security to another account at a higher price than an independent third party would pay. [Janus Capital and the Portfolios' Trustees have adopted compliance procedures that provide that any transactions between a Portfolio and another Janus-advised account are to be made at an independent current market price, as required by law.] There is also a potential conflict of interest when cross trades involve a Janus fund that has substantial ownership by Janus Capital. At times, Janus Capital may have a controlling interest of a Portfolio involved in a cross trade.

With respect to cash instruments, the Portfolios generally buy and sell securities in principal and agency transactions in which no brokerage commissions are paid. However, the Portfolios may engage an agent and pay commissions for such transactions if Janus Capital believes that the net result of the transaction to the respective Portfolio will be no less favorable than that of contemporaneously available principal transactions.

When the Portfolios purchase or sell a security in the over-the-counter market, the transaction takes place directly with a principal market-maker, without the use of a broker, except in those circumstances where, in the opinion of Janus Capital, better prices and executions will be achieved through the use of a broker.

As of the date of this SAI, no brokerage commissions were paid by the Portfolios to brokers and dealers because the Portfolios are new.

SHARES OF THE TRUST

NET ASSET VALUE DETERMINATION

As stated in the Portfolios' Prospectus, the net asset value ("NAV") of the Shares of each Portfolio is determined once each day the New York Stock Exchange (the "NYSE") is open, as of the close of its regular trading session (normally 4:00 p.m., New York time, Monday through Friday). The per share NAV for each Portfolio is computed by dividing the total value of securities and other assets of a Portfolio, less liabilities of such Portfolio, by the total number of outstanding Shares of such Portfolio.

Securities held by the Portfolios, including the underlying funds, are valued in accordance with policies and procedures [established by and under the supervision of the Trustees (the "Valuation Procedures")]. Shares of underlying funds will be valued at their most recent closing price on an Exchange. Shares of money market funds held by a Portfolio will be valued at their net asset value. Equity securities traded on a domestic securities exchange are generally valued at the closing prices on the primary market or exchange on which they trade. If such price is lacking for the trading period immediately preceding the time of determination, such securities are valued at their current bid price. Equity securities that are traded on a foreign exchange are generally valued at the closing prices on such markets. In the event that there is not current trading volume on a particular security in such foreign exchange, the bid price from the primary exchange is generally used to value the security. Securities that are traded on the over-the-counter markets are generally valued at their closing or latest bid prices as available. Foreign securities and currencies are converted to U.S. dollars using the applicable exchange rate in effect at the close of the NYSE. A Portfolio will determine the market value of individual securities held by it by using prices provided by one or more approved professional pricing services or, as needed, by obtaining market quotations from independent broker-dealers. Most debt securities are valued in accordance with the evaluated bid price supplied by the pricing service that is intended to reflect market value. The evaluated bid price supplied by the pricing service is an evaluation that may consider factors such as security prices, yields, maturities, and ratings. Certain short-term securities maturing within 60 days or less may be evaluated and valued on an amortized cost basis provided that the amortized cost determined approximates market value.

Securities for which market quotations or evaluated prices are not readily available or are deemed unreliable are valued at fair value determined in good faith under the Valuation Procedures. Circumstances in which fair value pricing may be utilized include, but are not limited to: (i) a significant event that may affect the securities of a single issuer, such as a merger, bankruptcy, or significant issuer-specific development; (ii) an event that may affect an entire market, such as a natural disaster or significant governmental action; (iii) a nonsignificant event such as a market closing early or not opening, or a security trading halt; and (iv) pricing of a nonvalued security and a restricted or nonpublic security. Special valuation considerations may apply with respect to "odd-lot" fixed-income transactions which, due to their small size, may receive evaluated prices by pricing services which reflect a large block trade and not what actually could be obtained for the odd-lot position. The Portfolios use systematic fair valuation models provided by independent third parties to value international equity securities in order to adjust for stale pricing, which may occur between the close of certain foreign exchanges and the close of the NYSE.

If an event that is expected to affect the value of a portfolio security occurs after the close of the principal exchange or market on which that security is traded, and before the close of the NYSE, then that security may be valued in good faith under the Valuation Procedures.

To the extent there are any errors in a Portfolio's NAV calculation, Janus Capital may, at its discretion, reprocess individual shareholder transactions so that each shareholder's account reflects the accurate corrected NAV.

PURCHASES

Shares of the Portfolios can be purchased only by the separate accounts of [Insurance Company Protective Life] for the purpose of funding variable annuity contracts. [Insurance Company Protective Life] is authorized to receive purchase orders on the Portfolios' behalf and it is authorized to designate its agents and affiliates as intermediaries to receive purchase orders. Purchase orders are deemed received by a Portfolio when [Insurance Company Protective Life], its agents, or affiliates receive the order, provided that [Insurance Company Protective Life] or its agents or affiliates transmit the order to the Portfolio within contractually specified periods. The Portfolios are not responsible for the failure of [Insurance Company Protective Life] or its agents or affiliates to carry out its obligations to its customers. In order to receive a day's price, your purchase request must be received in good order by the close of the regular trading session of the NYSE as described above in "Net Asset Value Determination." The prospectus for [Insurance Company Protective Life]'s separate account contains detailed information about investing in the Portfolios. In addition, for an analysis of fees associated with an investment in other similar funds, please visit www.finra.org/fundanalyzer.

Janus has established an Anti-Money Laundering Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"). In an effort to ensure compliance with this law, Janus' Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program, and an independent audit function to determine the effectiveness of the Program.

Procedures to implement the Program include, but are not limited to, determining that [Insurance Company Protective Life] has established proper anti-money laundering procedures, reporting suspicious and/or fraudulent activity, checking shareholder names against designated government lists, including the Office of Foreign Asset Control ("OFAC"), and a review of all new account applications. The Trust does not intend to transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.

DISTRIBUTION SERVICING AND ADMINISTRATIVE SERVICE FEES

Distribution Servicing Plan

Under a distribution servicing plan ("Plan") adopted in accordance with Rule 12b-1 under the 1940 Act, the Shares may pay Janus Distributors, the Trust's distributor, a fee at an annual rate of up to [____%] of the average daily net assets of the Shares of the Portfolios. Under the terms of the Plan, the Trust is authorized to make payments to Janus Distributors for remittance to [Insurance Company Protective Life] or other intermediaries as compensation for distribution and/or administrative servicing performed by [Insurance Company Protective Life] or its agents, or by such intermediary. The Plan is a compensation type plan and permits the payment at an annual rate of up to [____%] of the average daily net assets of the Shares of each Portfolio for recordkeeping and administrative services as well as activities which are primarily intended to result in sales of the Shares, including but not limited to preparing, printing and distributing prospectuses, Statements of Additional Information, shareholder reports, and educational materials to prospective and existing contract owners; responding to inquiries by contract owners; receiving and answering correspondence; contract owner level recordkeeping and administrative services; and similar activities. Payments are made to Janus Distributors, the Portfolios' distributor, who may make ongoing payments to [Insurance Company Protective Life] or other intermediaries based on the value of Portfolio shares held. On [_____], the Trustees unanimously approved the Plan which became effective on that date. The Plan and any Rule 12b-1 related agreement that is entered into by a Portfolio or Janus Distributors in connection with the Plan will continue in effect for a period of more than one year only so long as continuance is specifically approved at least annually by a vote of a majority of the Trustees, and of a majority of the Trustees who are not interested persons (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of the Plan or any related agreements ("12b-1 Trustees"). All material amendments to the Plan must be approved by a majority vote of the Trustees, including a majority of the 12b-1 Trustees, at a meeting called for that purpose. In addition, the Plan may be terminated as to a Portfolio at any time, without penalty, by vote of a majority of the outstanding Shares of such Portfolio or by vote of a majority of the 12b-1 Trustees.

As of the date of this SAI, Janus Distributors did not receive any 12b-1 fees from the Portfolios because the Portfolios are new.

Administrative Service Fees

Janus Services receives an administrative services fee at an annual rate of [____%] of the average daily net assets of each Portfolio for providing, or arranging for the provision by [Insurance Company Protective Life] of administrative services, including recordkeeping, subaccounting, order processing , or other shareholder services provided on behalf of shareholders of the Portfolios. Other shareholders services may include the provision of order confirmations, periodic account statements, forwarding prospectuses, shareholder reports, and other materials to existing customers, and answering inquiries regarding accounts. Janus Services expects to use this entire fee to compensate [Insurance CompanyProtective Life] for providing these services to its customers who invest in the Portfolios.

As of the date of this SAI, Janus Services did not receive any administrative service fees from the Portfolios because the Portfolios are new.

REDEMPTIONS

Redemptions, like purchases, may be effected only through the separate accounts of [Insurance CompanyProtective Life]. [Insurance CompanyProtective Life] is authorized to receive redemption orders on the Portfolios' behalf and is authorized to designate its agents and affiliates as intermediaries to receive redemption orders. Redemption orders are deemed received by a Portfolio when [Insurance CompanyProtective Life], its agents, or affiliates receive the order. The Portfolios are not responsible for the failure of [Insurance CompanyProtective Life], its agents, or affiliates to carry out its obligations to its customers.

Certain large shareholders may from time to time own (beneficially or of record) or control a significant percentage of a Portfolio's or underlying fund's shares. Redemptions by these large shareholders of their holdings may cause a Portfolio or underlying fund to sell securities at times when it would not otherwise do so, which may negatively impact the Portfolio's NAV and liquidity. Similarly, large purchases may adversely affect a Portfolio's or underlying fund's performance to the extent that the Portfolio or underlying fund is delayed in investing new cash and is required to maintain a larger cash position that it ordinarily would. A large shareholder purchase or redemption may also increase transaction costs. In addition, a large redemption could result in a Portfolio's or underlying fund's current expenses being allocated over a smaller asset base, which could lead to an increase in the Portfolio's expense ratio.

Shares normally will be redeemed for cash, although each Portfolio retains the right to redeem some or all of its shares in-kind under unusual circumstances, in order to protect the interests of remaining shareholders, to accommodate a request by a particular shareholder that does not adversely affect the interests of the remaining shareholders, or in connection with the liquidation of a portfolio, by delivery of securities selected from its assets at its discretion. In-kind payment means payment will be made in portfolio securities rather than cash, and may potentially include illiquid securities. Illiquid securities may not be able to be sold quickly or at a price that reflects full value, or there may not be a market for such securities, which could cause the redeeming shareholder to realize losses on the security if the security is sold at a price lower than that at which it had been valued. If a Portfolio makes an in-kind payment, the redeeming shareholder may incur brokerage costs in converting the assets to cash, whereas such costs are borne by the Portfolio for cash redemptions. The method of valuing securities used to make redemptions in-kind will be the same as the method of valuing portfolio securities described under "Shares of the Trust – Net Asset Value Determination" and such valuation will be made as of the same time the redemption price is determined.

The Portfolios reserve the right to postpone payment of redemption proceeds for up to seven calendar days. Additionally, the right to require the Portfolios to redeem their Shares may be suspended, or the date of payment may be postponed beyond seven calendar days, whenever: (i) trading on the NYSE is restricted, as determined by the SEC, or the NYSE is closed (except for holidays and weekends); (ii) the SEC permits such suspension and so orders; or (iii) an emergency exists as determined by the SEC so that disposal of securities or determination of NAV is not reasonably practicable.

INCOME DIVIDENDS, CAPITAL GAINS DISTRIBUTIONS, AND TAX STATUS

The following is intended to be a general summary of certain U.S. federal income tax consequences of investing in the Portfolios. It is not intended to be a complete discussion of all such federal income tax consequences, nor does it purport to deal with all categories of investors. This discussion reflects applicable tax laws of the United States as of the date of this SAI. However, tax laws may change or be subject to new interpretation by the courts or the Internal Revenue Service (the "IRS"), possibly with retroactive effect. Investors are therefore advised to consult with their own tax advisers before making an investment in the Portfolios.

It is a policy of the Portfolios to make distributions of substantially all of its net investment income and any realized net capital gains at least annually. Dividends for the Portfolios are normally declared and distributed in June and December. Capital gains are normally declared and distributed in June. However, in certain situations it may be necessary for the Portfolios to declare and distribute capital gains in December. If necessary, dividends and net capital gains may be distributed at other times as well.

The Portfolios intend to qualify as a regulated investment company by satisfying certain requirements prescribed by Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If a Portfolio failed to qualify as a regulated investment company in any taxable year, the Portfolio may be subject to federal income tax on its taxable income at corporate rates. In addition, if for any taxable year a Portfolio fails to qualify as a regulated investment company, owners of variable annuity contracts who have indirectly invested in the Portfolio might be taxed for federal income tax purposes currently on the investment earnings under their contracts and thereby lose the benefit of tax deferral. The Portfolios could be required to recognize unrealized gains, pay taxes and interest, and make distributions before requalifying as a regulated investment company that is accorded special federal income tax treatment.

Each Portfolio intends to comply with the diversification requirements of Code Section 817(h) and the regulations thereunder, which impose certain investment diversification requirements on life insurance companies' separate accounts that are used to support variable annuity contracts. If a Portfolio fails to comply with the requirements of Code Section 817(h) and the regulations thereunder, owners of variable annuity contracts who have indirectly invested in the Portfolio might be taxed for federal income tax purposes currently on the investment earnings under their contracts and thereby lose the benefit of tax deferral.

A regulated investment company generally must distribute in each calendar year an amount equal to at least the sum of: (1) 98% of its ordinary taxable income for the year, (2) 98.2% of its capital gain net income for the 12 months ended on October 31 of that calendar year, and (3) any ordinary income or capital gain net income not distributed for prior years (the "excise tax avoidance requirements"). To the extent that a regulated investment company fails to do this, it is subject to a 4% nondeductible federal excise tax on undistributed earnings. However, the excise tax does not apply to a regulated investment company whose only shareholders during the calendar year are segregated asset accounts of life insurance companies supporting variable annuity contracts. In order to avoid this excise tax, each Portfolio intends to qualify for this exception each year or intends to make sufficient distributions to satisfy the excise tax avoidance requirement.

Unless otherwise instructed, all income dividends and capital gains distributions, if any, on a Portfolio's Shares are reinvested automatically in additional Shares of that Portfolio at the NAV determined on the first business day following the record date.

Because Shares of each Portfolio can only be purchased through [Insurance Company Protective Life]'s variable annuity contracts, it is anticipated that any income dividends or capital gains distributions will be exempt from current federal income taxation if left to accumulate within such contracts. Refer to the prospectus for the separate account of [Insurance Company Protective Life] for additional information.

If owners of a variable contract possess sufficient incidents of ownership ("investor control"), they will be considered for federal income tax purposes the owners of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account's assets for a taxable year will be included in the contract owner's gross income for the current taxable year.

Each Portfolio will primarily invest its assets in shares of the underlying funds, cash, and money market instruments. Accordingly, a Portfolio's income will consist of distributions from the underlying funds, net gains realized from the disposition of underlying fund shares, and interest. If an underlying fund qualifies for treatment as a regulated investment company under the Code – each has done so for its past taxable years and intends to continue to do so for its current and future taxable years – (i) dividends paid to a Portfolio from such underlying fund's investment company taxable income determined without regard to the deduction for dividends paid (which may include net gains from certain foreign currency transactions) will generally be treated by the Portfolio as ordinary income; and (ii) dividends paid to a Portfolio that an underlying fund designates as capital gain dividends will be treated by the Portfolio as long-term capital gains.

To the extent that an underlying fund that qualifies as a regulated investment company under the Code realizes net losses on its investments for a given taxable year, a Portfolio will not be able to recognize its share of those losses (so as to offset distributions of net income or capital gains from other underlying funds in which it invests) until it disposes of shares of such underlying fund. Moreover, even when a Portfolio does make such a disposition, a portion of its loss may be recognized as a long-term capital loss, which will not be treated as favorably for federal income tax purposes as an ordinary deduction. In particular, a Portfolio will not be able to offset any capital losses from its dispositions of underlying fund shares against its ordinary income (including distributions of any net short-term capital gains from an underlying fund that qualifies as a regulated investment company). Furthermore, if shares of an underlying fund are purchased within 30 days before or after redeeming other shares of that underlying fund at a loss (whether pursuant to a rebalancing of a Portfolio's holdings or otherwise), all or a part of the loss will not be deductible by a Portfolio and instead will increase its basis for the newly purchased shares. As a result of the foregoing rules, and certain other special rules, it is possible that the amounts of net investment income and net capital gains that a Portfolio will be required to distribute to shareholders will be greater than such amounts would have been had the Portfolio invested directly in the securities held by the underlying funds, rather than investing in shares of the underlying funds.

Please consult a tax adviser regarding the tax consequences of underlying fund distributions and to determine whether you will need to file a tax return.

TRUSTEES AND OFFICERS

[To be updated by Amendment]

The following are the Trustees and officers of the Trust, together with a brief description of their principal occupations during the last five years (principal occupations for certain Trustees may include periods over five years). [As of the date of this SAI, one of the Trustees is considered to be an "interested person" of Janus Capital as that term is defined by the 1940 Act.] Each Trustee has served in that capacity since he or she was originally elected or appointed. The Trustees do not serve a specified term of office. Each Trustee will hold office until the termination of the Trust or his or her earlier death, resignation, retirement, incapacity, or removal. [Under the Portfolios' Governance Procedures and Guidelines, the policy is for Trustees to retire no later than the end of the calendar year in which the Trustee turns 75. The Trustees review the Portfolios' Governance Procedures and Guidelines from time to time and may make changes they deem appropriate.] [The Portfolios' Nominating and Governance Committee will consider nominees for the position of Trustee recommended by shareholders. Shareholders may submit the name of a candidate for consideration by the Committee by submitting their recommendations to the Trust's Secretary.] Each Trustee is currently a Trustee of one other registered investment company advised by Janus Capital: Janus Detroit Street Trust. As of the date of this SAI, collectively, the two registered investment companies consist of [__] series or funds.

The Trust's officers are elected annually by the Trustees for a one-year term. Certain officers also serve as officers of Janus Detroit Street Trust. Certain officers of the Portfolios may also be officers and/or directors of Janus Capital. Portfolio officers receive no compensation from the Portfolios, except for the Portfolios' Chief Compliance Officer, as authorized by the Trustees.

TRUSTEES					
Name, Address, and Age	Positions Held with the Trust	Length of Time Served	Principal Occupations During the Past Five Years	Number of Portfolios/Funds in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During the Past Five Years
Interested Trustee*					
Independent Trustees					

* [_____] is an Interested Trustee because of his employment with Janus Capital.

OFFICERS			
Name, Address, and Age	Positions Held with the Trust	Term of Office* and Length of Time Served	Principal Occupations During the Past Five Years
Benjamin Wang DOB: 1983	[Executive Vice President and] Co-Portfolio Manager of Conservative Portfolio, Moderate Portfolio and Growth Portfolio		
Scott Weiner DOB: 1972	[Executive Vice President and] Co-Portfolio Manager Conservative Portfolio, Moderate Portfolio and Growth Portfolio		

[Discussion of Board considerations to be updated by amendment.]

General Information Regarding the Board of Trustees and Leadership Structure
[To be updated by Amendment]

Committees of the Board
[To be updated by Amendment]

Summary of Functions Members

Board Oversight of Risk Management
[To be updated by Amendment]

The following table shows the aggregate compensation paid to each Independent Trustee by the Portfolios described in this SAI and all Janus Funds for the periods indicated. None of the Trustees receives any pension or retirement benefits from the Portfolios or the Janus Funds. [Effective [_____], the Trustees established a deferred compensation plan under which the Trustees may elect to defer receipt of all, or a portion, of the compensation they earn for their services to the Portfolios, in lieu of receiving current payments of such compensation.] Any deferred amount is treated as though an equivalent dollar amount has been invested in shares of one or more funds advised by Janus Capital ("shadow investments"). **[To be updated by Amendment]**

Name of Person, Position	Aggregate Compensation from the Portfolios for fiscal year ended [December 31, 2015][1]	Total Compensation from Clayton Street Trust for calendar year ended [_____][2][3]
Interested Trustee*		
Independent Trustees		

* [ ] is an Interested Trustee because of his employment with Janus Capital.
(1) Since the Portfolios are new, no fees were paid during the fiscal year ended [December 31, 2015]. The aggregate compensation paid by the Portfolios is estimated for their initial fiscal period ended [December 31, 2016] and for its first full fiscal year, [January 1, 2017 through December 31, 2017], as follows: [_____] $[_____]; [_____] $[_____]; [_____] $[_____]; and [_____] $[_____].
(2) For all Trustees, includes compensation for service on the boards of [two] Janus trusts comprised of [__] portfolios.

JANUS INVESTMENT PERSONNEL

Other Accounts Managed

To the best knowledge of the Trust, the following table provides information relating to other accounts managed by the portfolio managers as of [_____]. For any co-managed Portfolio or account, the assets reflect total Portfolio assets. [No accounts included in the totals listed below have a performance-based advisory fee.] **[To be updated by Amendment]**

		Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Benjamin Wang	Number of Other Accounts Managed			
	Assets in Other Accounts Managed			
Scott Weiner	Number of Other Accounts Managed			
	Assets in Other Accounts Managed			

Material Conflicts

As shown in the table above, the portfolio managers may manage other accounts with investment strategies similar to the Portfolios. Those other accounts may include other Janus funds, private-label mutual funds for which Janus Capital serves as subadviser, and separately managed accounts or other pooled investment vehicles, such as hedge funds, which may have materially higher fees than the Portfolios or may have a performance-based management fee. As such, fees earned by Janus Capital may vary among these accounts. In addition, the portfolio managers may personally invest in or provide seed capital to some but not all of these accounts, and certain of these accounts may have a greater impact on their compensation than others. Certain portfolio managers may also have roles as research analysts for one or more Janus funds and receive compensation with respect to the analyst role. These factors could create conflicts of interest because a portfolio manager may have incentives to favor certain accounts over others, resulting in the potential for other accounts outperforming a Portfolio. A conflict may also exist if a portfolio manager identifies a limited investment opportunity that may be appropriate for more than one account, but a Portfolio is not able to take full advantage of that opportunity due to the need to allocate that opportunity among multiple accounts. In addition, the portfolio manager may execute transactions for another account that may adversely impact the value of securities held by the Portfolios. However, Janus Capital believes that these conflicts may be mitigated to a certain extent by the fact that accounts with like investment strategies managed by a particular portfolio manager are generally managed in a similar fashion, subject to a variety of exceptions, for example, to account for particular investment restrictions or policies applicable only to certain accounts, certain portfolio holdings that may be transferred in-kind when an account is opened, differences in cash flows and account sizes, and similar factors. In addition, the Portfolios' use a proprietary, quantitative-based investment strategy to determine the allocation of assets among different asset classes and cash, and reviews and or rebalances allocations on a scheduled, periodic basis. Further, Janus Capital has adopted trade allocation procedures that govern allocation of securities among various Janus accounts. Trade allocation and personal trading are described in further detail under "Additional Information About Janus Capital."

Compensation Information
The following describes the structure and method of calculating a portfolio managers' compensation.

The portfolio managers are compensated for managing the Portfolios and any other funds, portfolios, or accounts for which they have exclusive or shared responsibilities through two components: fixed compensation and variable compensation. Compensation (both fixed and variable) is determined on a pre-tax basis.

Fixed Compensation: Fixed compensation is paid in cash and is comprised of an annual base salary. The base salary is based on factors such as performance, scope of responsibility, skills, knowledge, experience, ability, and market competitiveness.

Variable Compensation: Variable compensation is paid in the form of cash and long-term incentive awards (which may consist of a mixture of JCGI restricted stock and a cash-deferred award that is credited with income, gains, and losses based on the performance of Janus mutual fund investments selected by the portfolio managers). These awards are discretionary based on both quantitative and qualitative factors such as, among other things, performance, client support and investment team support through the sharing of ideas, leadership, development, mentoring, and teamwork.

Newly hired portfolio managers may have guaranteed minimum compensation levels for limited periods.

OWNERSHIP OF SECURITIES
The portfolio managers cannot directly own Shares of the Portfolios without purchasing a variable annuity contract [Insurance CompanyProtective Life]. To the best knowledge of the Trust, the portfolio managers do not directly or beneficially own any outstanding Shares of the Portfolios. The portfolio managers may, however, own shares of other Janus mutual funds (collectively, the "Janus Funds") including those which have comparable investment objectives and strategies to the Portfolios. The following table reflects the portfolio managers' ownership in the Janus Funds as of [_____]. **[To be updated by Amendment]**

Investment Personnel	Dollar Range of Equity Securities in the Portfolio Managed	Aggregate Dollar Range of Equity Securities in Janus Funds
[Janus Capital]		
	None	
	None	

PRINCIPAL SHAREHOLDERS

[To be updated by Amendment.]

MISCELLANEOUS INFORMATION

[To be updated by Amendment]

The Portfolios are series of the Trust, an open-end management investment company registered under the 1940 Act and organized as a Delaware statutory trust on [December __, 2015]. As of the date of this SAI, the Trust offers [three] series of shares, known as "Portfolios."

Fund Name	[_____] Shares
[Insurance Company~~Protective Life]~~ Dynamic Allocation Series – Conservative Portfolio	x
[Insurance Company~~Protective Life]~~ Dynamic Allocation Series – Moderate Portfolio	x
[Insurance Company~~Protective Life]~~ Dynamic Allocation Series – Growth Portfolio	x

Janus Capital reserves the right to the name "Janus." In the event that Janus Capital does not continue to provide investment advice to the Portfolios, the Portfolios must cease to use the name "Janus" as soon as reasonably practicable.

It is important to know that, pursuant to the Trust's Trust Instrument, [the Trustees have the authority to merge, liquidate, and/or reorganize a portfolio into another portfolio without seeking shareholder vote or consent. Any such consolidation, merger, or reorganization may be authorized at any time by a vote of a majority of the Trustees then in office.]

SHARES OF THE TRUST

The Trust is authorized to issue an unlimited number of shares of beneficial interest with a par value of $0.001 per share for each series of the Trust. Shares of each series of the Trust are fully paid and nonassessable when issued. Shares of a Portfolio participate equally in dividends and other distributions by the Shares of such Portfolio, and in residual assets of that Portfolio in the event of liquidation. Shares of each Portfolio have no preemptive, conversion, or subscription rights.

The Portfolios discussed in this SAI offer one class of shares. The Shares discussed in this SAI, are offered only in connection with investments in and payments under variable annuity contracts that require a fee from Portfolio assets to procure distribution and administrative services to contract owners.

SHAREHOLDER MEETINGS

The Trust does not intend to hold annual or regular shareholder meetings unless otherwise required by the Trust Instrument or the 1940 Act. Special meetings may be called for a specific portfolio or for the Trust as a whole for purposes such as electing or removing Trustees, terminating or reorganizing the Trust, changing fundamental policies, or for any other purpose requiring a shareholder vote under the 1940 Act.

Separate votes are taken by each Portfolio only if a matter affects or requires the vote of only that Portfolio or if that Portfolio's interest in the matter differs from the interest of other Portfolios of the Trust. A shareholder is entitled to one vote for each whole dollar and a proportionate fractional vote for each fractional dollar of NAV of the applicable shares held in the shareholder's name.

Under the Trust Instrument, special meetings of shareholders of the Trust or of any Portfolio shall be called subject to certain conditions, upon written request of shareholders owning Shares representing at least two-thirds of the votes entitled to be cast at such meeting. The Portfolios will assist these shareholders in communicating with other shareholders in connection with such a meeting similar to that referred to in Section 16(c) of the 1940 Act.

VOTING RIGHTS

The [Insurance Company~~Protective Life]~~ will vote Shares for its separate accounts as required by law and interpretations thereof, as may be amended or changed from time to time. In accordance with current law and interpretations, [Insurance Company~~Protective Life]~~ is required to request voting instructions from policy owners and must vote shares in the separate account, including shares for which no instructions have been received, in proportion to the voting instructions received. As a result of proportional voting, the vote of a small number of policy owners could determine the outcome of a shareholder vote. Additional information may be found in [~~Insurance Company~~Protective Life]'s separate account prospectus.

The Trustees are responsible for major decisions relating to each Portfolio's policies and objectives; the Trustees oversee the operation of each Portfolio by its officers and review the investment decisions of the officers.

The Trustees of the Trust were [appointed on _____]. Under the Trust Instrument, each Trustee will continue in office until the termination of the Trust or his or her earlier death, retirement, resignation, bankruptcy, incapacity, or removal. Vacancies will be filled by appointment by a majority of the remaining Trustees, subject to the 1940 Act. Therefore, no annual or regular meetings of shareholders normally will be held, unless otherwise required by the Trust Instrument or the 1940 Act. Subject to the foregoing, shareholders have the power to vote to elect or remove Trustees, to terminate or reorganize their Portfolio, to amend the Trust Instrument, to bring certain derivative actions, and on any other matters on which a shareholder vote is required by the 1940 Act, the Trust Instrument, the Trust's Bylaws, or the Trustees.

As mentioned previously in "Shareholder Meetings," shareholders are entitled to one vote for each whole dollar and a proportionate fractional vote for each fractional dollar of NAV of the applicable shares held in the shareholder's name. Shares of all Portfolios of the Trust have noncumulative voting rights, which means that the holders of more than 50% of the value of shares of all series of the Trust voting for the election of Trustees can elect 100% of the Trustees if they choose to do so. In such event, the holders of the remaining value of shares will not be able to elect any Trustees.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
[To be updated by Amendment]

REGISTRATION STATEMENT
The Trust has filed with the SEC, Washington, D.C., a Registration Statement under the 1933 Act with respect to the securities to which this SAI relates. If further information is desired with respect to the Portfolios or such securities, reference is made to the Registration Statement and the exhibits filed as a part thereof.

FINANCIAL STATEMENTS

No financial statements are available for the Portfolios because the Portfolios are new.

APPENDIX A

EXPLANATION OF RATING CATEGORIES

The following is a description of credit ratings issued by three of the major credit rating agencies. Credit ratings evaluate only the safety of principal and interest payments, not the market value risk of lower quality securities. Credit rating agencies may fail to change credit ratings to reflect subsequent events on a timely basis. Although Janus Capital considers security ratings when making investment decisions, it also performs its own investment analysis and does not rely solely on the ratings assigned by credit agencies.

STANDARD & POOR'S RATINGS SERVICES

Bond Rating	*Explanation*
Investment Grade	
AAA	Highest rating; extremely strong capacity to pay principal and interest.
AA	High quality; very strong capacity to pay principal and interest.
A	Strong capacity to pay principal and interest; somewhat more susceptible to the adverse effects of changing circumstances and economic conditions.
BBB	Adequate capacity to pay principal and interest; normally exhibit adequate protection parameters, but adverse economic conditions or changing circumstances more likely to lead to a weakened capacity to pay principal and interest than for higher rated bonds.
Non-Investment Grade	
BB	Less vulnerable to nonpayment than other speculative issues; major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.
B	More vulnerable to nonpayment than obligations rated "BB," but capacity to meet its financial commitment on the obligation; adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.
CCC	Currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.
CC	Currently highly vulnerable to nonpayment.
C	Currently highly vulnerable to nonpayment; a bankruptcy petition may have been filed or similar action taken, but payments on the obligation are being continued.
D	In default.

FITCH, INC.

Long-Term Bond Rating	*Explanation*
Investment Grade	
AAA	Highest credit quality. Denotes the lowest expectation of credit risk. Exceptionally strong capacity for payment of financial commitments.
AA	Very high credit quality. Denotes expectations of very low credit risk. Very strong capacity for payment of financial commitments.
A	High credit quality. Denotes expectations of low credit risk. Strong capacity for payment of financial commitments. May be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.
BBB	Good credit quality. Currently expectations of low credit risk. Capacity for payment of financial commitments is considered adequate, but adverse changes in circumstances and economic conditions are more likely to impair this capacity than is the case for higher ratings.

Non-Investment Grade

BB .... Speculative. Indicates possibility of credit risk developing, particularly as the result of adverse economic change over time. Business or financial alternatives may be available to allow financial commitments to be met.

B .... Highly speculative. May indicate distressed or defaulted obligations with potential for extremely high recoveries.

CCC .... May indicate distressed or defaulted obligations with potential for superior to average levels of recovery.

CC .... May indicate distressed or defaulted obligations with potential for average or below-average levels of recovery.

C .... May indicate distressed or defaulted obligations with potential for below-average to poor recoveries.

D .... In default.

Short-Term Bond Rating	*Explanation*
F-1+	Exceptionally strong credit quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.
F-1	Very strong credit quality. Issues assigned this rating reflect an assurance for timely payment only slightly less in degree than issues rated F-1+.
F-2	Good credit quality. Issues assigned this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the F-1+ and F-1 ratings.

MOODY'S INVESTORS SERVICE, INC.

Bond Rating	*Explanation*

Investment Grade

Aaa .... Highest quality, smallest degree of investment risk.

Aa .... High quality; together with Aaa bonds, they compose the high-grade bond group.

A .... Upper to medium-grade obligations; many favorable investment attributes.

Baa .... Medium-grade obligations; neither highly protected nor poorly secured. Interest and principal appear adequate for the present but certain protective elements may be lacking or may be unreliable over any great length of time.

Non-Investment Grade

Ba .... More uncertain, with speculative elements. Protection of interest and principal payments not well safeguarded during good and bad times.

B .... Lack characteristics of desirable investment; potentially low assurance of timely interest and principal payments or maintenance of other contract terms over time.

Caa .... Poor standing, may be in default; elements of danger with respect to principal or interest payments.

Ca .... Speculative in a high degree; could be in default or have other marked shortcomings.

C .... Lowest rated; extremely poor prospects of ever attaining investment standing.

Unrated securities will be treated as non-investment grade securities unless the portfolio managers determine that such securities are the equivalent of investment grade securities. When calculating the quality assigned to securities that receive different ratings from two or more agencies ("split-rated securities"), the security will receive: (i) the middle rating from the three reporting agencies if three agencies provide a rating for the security or (ii) the lowest rating if only two agencies provide a rating for the security.

[_____]
151 Detroit Street
Denver, Colorado 80206-4805
[_____]